Exhibit 99.2

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

RAYTHEON COMPANY,

MDA BUZZ USA LLC

AND

MDA SPACE LTD.

(solely for purposes of Section 4.4, Section 5.1 and Section 9.17)

Dated as of June 18, 2026

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of June 18, 2026 (this “Agreement”), is being entered into by and among Raytheon Company, a Delaware corporation (“Seller”), MDA Buzz USA LLC, a Delaware limited liability company (“Purchaser”), and MDA Space Ltd., an Ontario corporation (the “Guarantor”), solely for purposes of Section 4.4, Section 5.1 and Section 9.17.

WHEREAS, Seller directly owns all of the membership interests of Blue Canyon Technologies LLC, a Colorado limited liability company (the “Purchased Entity,” and such membership interests, the “Purchased Interests”), which constitutes all of the issued and outstanding Equity Interests of the Purchased Entity;

WHEREAS, Seller desires to sell and transfer to Purchaser, and Purchaser desires to purchase from Seller, the Purchased Interests, in each case, upon the terms and subject to the conditions contained in this Agreement (the “Transaction”); and

WHEREAS, the respective governing bodies of Seller and Purchaser have approved this Agreement and the transactions contemplated hereby, including the Transaction, in each case, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, Seller and Purchaser, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

Section 1.1         Definitions. As used herein, the following terms have the meanings set forth below when capitalized:

“Affiliate” means, with respect to any Person, as of the time at which determination of affiliation is being made, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, (a) Seller and its Affiliates (other than, following the Closing, the Purchased Entity) shall be deemed not to be Affiliates of Purchaser, (b) the Purchased Entity shall be an Affiliate of Seller prior to the Closing, but shall cease to be an Affiliate of Seller as of and after the Closing and (c) the Purchased Entity shall not be an Affiliate of Purchaser prior to the Closing, but shall be an Affiliate of Purchaser as of and after the Closing.

“Base Purchase Price” means six hundred twenty million U.S. dollars ($620,000,000).

“Benefit Plan” means each compensation or benefit program, policy, practice, agreement or arrangement, whether written or unwritten and whether or not funded benefit, including any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any employment, consulting or personal services agreement, cash, deferred compensation, phantom equity, or equity-based bonus or incentive arrangements, change in control and transaction-based arrangements, fringe benefits, employee loans, retention arrangements, severance and termination arrangements, vacation policies, retiree medical or life insurance, supplemental retirement, and health and welfare plans, in each case (a) sponsored, maintained or contributed to or by, or entered into by (or that is required to be sponsored, maintained or contributed to or by, or entered into by) Seller, the Purchased Entity, or any of their respective ERISA Affiliates, for the benefit of any Business Employee or Former Business Employee, or (b) for which the Purchased Entity would reasonably be excepted to have any Liability (including on account of an ERISA Affiliate), other than any plan, program or arrangement sponsored by a Governmental Entity or that is required to maintained by applicable Law.

“Business” means the business of the Purchased Entity, as conducted by the Advanced Products and Solutions division of Seller as of immediately prior to the Closing, comprised of the design, manufacture and sale of (a) satellite buses, including spacecraft level design know-how and analysis tools related thereto, and the integration of payloads and solutions onto satellite buses, (b) patch antennas, sun sensors, reaction wheels, reaction wheel assemblies, torque rods, reaction wheel and torque rod drive control electronics, control moment gyroscopes, star trackers, flight computers tested and delivered with the Purchased Entity’s software suite, electrical power distribution systems, solar cell arrays, solar cell array drive assemblies, batteries, and assemblies of such components, each such product for space applications, that are designed, manufactured or sold by the Purchased Entity as of the Closing Date, together with (i) all software source code developed solely or primarily by the Business embedded into such products and services (including software for electrical ground support equipment and manufacturing), (ii) the Purchased Entity’s EEE component database (inclusive of radiation data), (iii) any retired product or Technology from which intellectual property is leveraged in currently active products or future products or Technology under development by the Purchased Entity, and (iv) any Technology or product which is not yet available for sale but which was the subject of research and development primarily or exclusively by the Purchased Entity (including additive manufacturing processes and designs), (c) launch and early orbit phase, in-orbit testing, on-orbit commissioning, and operations of satellites, satellite buses and spacecraft produced by the Purchased Entity, including all software source code developed solely or primarily by the Business and used to commission and operate such satellite buses and spacecraft, when such commissioning and operations are bundled with the sale of satellite buses by the Purchased Entity, and (d) any other products, services or activities conducted by the Purchased Entity as of the Closing Date that are related to or conducted in connection with the foregoing. Seller and Purchaser agree that the “Business” shall not include any portion of the Retained Businesses.

“Business Day” means any day, other than a Saturday, Sunday or day on which commercial banks are required or authorized to be closed in New York or Virginia.

“Business Employee” means each individual who devotes a majority of his or her working time to the Business, including any individual who is on short-term or long-term disability or other leave of absence as of such time, each of whom is listed by anonymized employee identification number on the list provided to Purchaser pursuant to Section 3.18(h) of this Agreement, which list may be updated by Seller from time to time prior to the Closing to reflect additions or deletions from the list of positions that are not prohibited by the terms of this Agreement, and otherwise to update the relevant information contained therein.

“Business Intellectual Property Rights” means the Intellectual Property Rights owned or purported to be owned by the Purchased Entity.

“Business Material Adverse Effect” means any event, change, effect or development that has a material adverse effect on the business, financial condition or results of operations of the Business taken as a whole; provided that no such event, change, effect or development resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to a Business Material Adverse Effect or otherwise be taken into account in determining whether a Business Material Adverse Effect has occurred: (a) the general conditions in the industries in which the Purchased Entity and its subsidiaries or the Business operates, including competition in any of the geographic areas in which the Purchased Entity and its subsidiaries or the Business operates; (b) political, economic, business, monetary, financial, securities, supply chain or capital or credit market conditions or trends (including inflation, deflation, or any changes in the rate of increase or decrease of inflation or deflation, interest or exchange rates or the price or availability of commodities or raw materials), including with respect to government spending, budgets and related matters; (c) geopolitical conditions, trade wars, tariffs or sanctions (including matters involving prohibited or restricted countries under sanctions or Export Control Laws), any act of civil unrest, war, sabotage or terrorism (including by cyberattack or otherwise), including any geopolitical dispute and conflict between the Russian Federation and Ukraine, the geopolitical dispute and conflict in the Middle East (including the ongoing conflict with Iran), and the geopolitical dispute and conflict with Venezuela, and any evolution or worsening thereof, and any outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country or jurisdiction of a national emergency or war; (d) any natural or manmade disasters or weather developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, acts of God, or any virus, pandemic, epidemic or disease or similar force majeure events, including any material worsening of such conditions; (e) the failure of the financial or operating performance of RTX, Seller or the Business to meet internal, Purchaser or analyst projections, forecasts, milestones, estimates, guidance or budgets or financial or operating predictions of revenue, earnings, cash flow or cash position for any period (provided, that underlying events, changes, effects or developments giving rise to such failure may be taken into account in determining whether a Business Material Adverse Effect has occurred to the extent not otherwise excluded from this definition of Business Material Adverse Effect; and provided, further, that this clause (e) shall not be construed as implying that RTX or Seller or any of their Affiliates is making any representation or warranty herein with respect to any internal, Purchaser or analyst projections, forecasts, milestones, estimates, guidance or budgets or financial or operating predictions of revenue, earnings, cash flow or cash position for any period and no such representations or warranties are being made); (f) any matter set forth in the Seller Disclosure Schedules; (g) any action taken or omitted to be taken by or at the written request or with the written consent of Purchaser, or that is required by the covenants and agreements contained in this Agreement; (h) the execution, announcement, pendency, performance or consummation of this Agreement and the other Transaction Documents, the Transaction, or the other transactions contemplated hereby or by any of the other Transaction Documents, or the identity of Purchaser or any of its Affiliates, or any litigation or other Proceeding or investigation relating to, or resulting from, any of the Transaction Documents, the Transaction or the other transactions contemplated hereby or by any of the other Transaction Documents; (i) the failure of the U.S. federal government to adopt a budget for a fiscal year, the extension of any effective continuing resolution under which the U.S. federal government is operating, the shutdown of the U.S. federal government upon expiration of any continuing resolution or any delays or failure by the U.S. federal government to raise the U.S. debt ceiling; (j) changes in any Law (including any governmental or quasi-governmental action taken in connection with any virus, pandemic, epidemic or disease or similar force majeure events, including any worsening of such conditions) or changes in any applicable accounting principles or standard or any interpretations thereof; (k) the failure to obtain any approvals or consents from any Governmental Entity or other Person in connection with the Transaction or the other transactions contemplated hereby; (l) the Retained Businesses; (m) the availability or cost of any financing of any kind to Purchaser or its Affiliates; or (n) any breach or threatened breach of this Agreement by Purchaser or its Affiliates; provided, further, that any adverse events, changes or effects resulting from the matters described in the foregoing clauses (a), (b), (c) or (j) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent that they have a materially disproportionate effect on the Business, in the aggregate, relative to similarly situated businesses in the industries in which the Purchased Entity or the Business operates (in which case only such incremental materially disproportionate impact may be taken into account in determining whether there has been a Business Material Adverse Effect).

“Cash Amounts” means, of any Person and as of any time, all cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, deposits in transit, received but uncleared checks or wire transfers, demand accounts, certificates of deposit, time deposits, negotiable instruments, marketable securities, securities and brokerage accounts and other similar items, in each case of such Person as of such time, such amounts calculated in a manner consistent with the Transaction Accounting Principles. Notwithstanding the foregoing, “Cash Amounts” shall exclude Restricted Cash Amounts.

“CFIUS” means the Committee on Foreign Investment in the United States (including each member agency thereof acting in its capacity as such).

“CFIUS Approval” means (a) CFIUS has concluded that the Transaction is not a “covered transaction” and not subject to review under Section 721; (b) a written notice issued by CFIUS that it has concluded its review of materials submitted pursuant to Section 721 with respect to the Transaction and has concluded all action under Section 721; or (c) if CFIUS has sent a report to the President of the United States requesting the President’s decision, then (i) the President has announced a decision not to take any action to suspend or prohibit the Transaction or (ii) having received a report from CFIUS requesting the President’s decision, the President has not taken any action within the statutory period.

“Closing Cash Amounts” means an amount equal to the sum of the Cash Amounts of the Purchased Entity, as of 12:01 a.m. (Eastern Standard Time) on the Closing Date.

“Closing Indebtedness” means an amount equal to the sum of the Indebtedness of the Purchased Entity, as of 12:01 a.m. (Eastern Standard Time) on the Closing Date.

“Closing Purchase Price” means (a) the Base Purchase Price, plus (b) the Estimated Closing Cash Amounts, plus (c) the Estimated Working Capital Adjustment Amount (which may be a positive or negative number), plus (d) the Ticking Consideration and the Additional Ticking Consideration, in each case, to the extent applicable, minus (e) the Estimated Closing Indebtedness, minus (f) the Estimated Transaction Expenses.

“Closing Working Capital” means the Working Capital as of 12:01 a.m. (Eastern Standard Time) on the Closing Date.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Competing Business” means any business anywhere in the world that engages in the Business (provided, it being understood, that, notwithstanding anything in this Agreement to the contrary, Seller and Purchaser agree that Competing Business shall not include the Retained Business, including the (a) launch and early orbit phase, in-orbit testing, on-orbit commissioning, and operation of satellites, satellite buses and spacecraft, (b) integration of payloads and solutions onto satellite buses) or (c) any product or Technology captured by clauses (iii) or (iv) of the definition of Business.

“Contract” means any legally binding contract, lease, sublease, license, commitment, loan or credit agreement, indenture or agreement, other than a Permit or Export Control Authorization.

“Covered Loss” means any and all losses, Liabilities, claims, fines, deficiencies, damages, payments (including those arising out of any settlement or Judgment relating to any Proceeding), Taxes, penalties and reasonable attorneys’ and accountants’ fees and disbursements.

“Customer Shared Contract” means any Shared Contract with a customer of the Business, including (a) any such Shared Contract to which both the Purchased Entity and Seller or any Affiliate of Seller (other than the Purchased Entity) is party and (b) any such Shared Contract to which only one or more of Seller or any Affiliate of Seller (other than the Purchased Entity) is a party (but which in part benefits or burdens the Business).

“Data Protection Law” means all applicable Laws relating to the protection or processing of Personal Data, data privacy, cybersecurity or the privacy of electronic communications in any relevant jurisdiction.

“DCSA” means the Defense Counterintelligence and Security Agency within the U.S. Department of Defense.

“DCSA Approval” means (a) receipt by the parties of written acknowledgment (including by email) from DCSA that it has accepted a foreign ownership, control or influence mitigation plan proposed by Purchaser, or (b) the entry into a written commitment notice or commitment letter executed by the parties and acknowledged by DCSA to mitigate the foreign ownership, control or influence over the Purchased Entity arising as a result of the transactions contemplated by this Agreement.

“DDTC Consent Agreement” means the consent agreement, dated August 29, 2024, between RTX and the Directorate of Defense Trade Controls, Bureau of Political Military Affairs, U.S. Department of State (“DDTC”).

“Debt Financing” means any committed debt securities, loan financing or other debt financing pursued by Purchaser or any of its Subsidiaries to finance the transactions contemplated hereby.

“Enterprise-wide Contract” means any Contract (or group of Contracts) entered into by or applicable to Seller or any of their Affiliates that (a) generally benefits Affiliates of RTX across the enterprise or (b) is centrally managed for the use of, or with charges to, Affiliates of RTX.

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground), water (including water under or within land or in drains or sewers), soil and land and any ecological systems and living organisms supported by any of those media, including man.

“Environmental Laws” means, collectively, any and all Laws and Judgments whose purpose is to protect, or prevent pollution of, the Environment, regulate the use, treatment, storage, burial, disposal, transportation or handling of Hazardous Materials, or relating to Hazardous Materials.

“Equity Interest” means, as applicable, (a) any capital stock, partnership or membership interests or other share capital; (b) any securities directly or indirectly convertible into or exchangeable for any capital stock, partnership or membership interests or other share capital or containing any profit participation features (including any convertible debt securities); (c) any rights or options directly or indirectly to subscribe for or to purchase any capital stock, partnership or membership interests, other share capital or securities containing any profit participation features or to subscribe for or to purchase any securities directly or indirectly convertible into or exchangeable for any capital stock, partnership or membership interests, other share capital or securities containing any profit participation features; or (d) any share appreciation rights, phantom share rights or other similar rights.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Taxes” means (a) any Taxes of or imposed with respect to the Retained Businesses, (b) any Taxes (other than Transfer Taxes for which Purchaser is responsible pursuant to Section 6.2) of or imposed with respect to Seller or any of its Subsidiaries (other than the Purchased Entity) and (c) any Income Taxes of or imposed with respect to Seller or any of its Subsidiaries (other than the Purchased Entity) for which the Purchased Entity is liable pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Income Tax Law).

“Export Control Authorization” means any and all Approvals, including Approvals under the International Traffic in Arms Regulations (“ITAR”) (22 C.F.R. Parts 120-130) or the Export Administration Regulations (EAR) (15 C.F.R. Parts 730-774), required for the lawful conduct of the Business following the Closing Date in substantially the same manner as conducted as of the date of this Agreement pursuant to the Export Control Laws as administered by the relevant Governmental Entities, including the Department of Commerce, Bureau of Industry and Security; the United States Department of State, DDTC; and the Department of the Treasury, Office of Foreign Assets Control; and any other export controls and economic sanctions laws or regulations in any other applicable non-U.S. jurisdiction. This definition shall also include any import permits under 27 C.F.R. Part 447, as administered by the Department of Justice, Bureau of Alcohol, Tobacco, Firearms and Explosives.

“Export Control Laws” means (a) the Arms Export Control Act (22 U.S.C. §§ 2778 et seq.), as amended, and the ITAR; (b) the Export Administration Act (50 U.S.C. App. §§ 2401 et seq.), as amended and continued in force by presidential order; (c) the Export Control Reform Act of 2018 (Pub. L. 115-232), and the EAR; (d) all applicable anti-boycott Laws or programs; (e) any other regulations or Laws promulgated under the aforementioned acts or issued under the aforementioned regimes; and (f) any applicable non-U.S. export or anti-boycott Laws.

“FCC” means the U.S. Federal Communications Commission.

“FCC Approval” means consent from the FCC to transfer control of the FCC Licenses to Purchaser.

“FCC Licenses” means the three experimental radio service licenses held by Seller that will transfer to the Purchased Entity in connection with the Transaction.

“Financing Parties” means each provider (including each agent, arranger or financial institution) that commits to provide Purchaser or any of its Subsidiaries Debt Financing pursuant to any binding agreement (the “Financing Entities”), and their respective Representatives and other Affiliates; provided, that neither Purchaser nor any Affiliate of Purchaser shall be a Financing Party.

“Former Business Employee” means each individual who (a) separated from employment prior to the Closing, (b) was employed by the Purchased Entity immediately prior to separating from employment, and (c) devoted a majority of his or her working time to the Business as of his or her last day of employment.

“Fraud” means actual, intentional and knowing common law fraud under the Laws of the State of Delaware, which, for the avoidance of doubt, does not include constructive or negligent fraud.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the applicable time and applied on a consistent basis

“Government Bid” means any outstanding offer, quotation, bid or proposal to sell products or services exclusively related to the Business that was made by the Purchased Entity or any of its Affiliates to any Governmental Entity or any prime contractor that, if accepted, would lead to a Government Contract.

“Government Contract” means any (a) prime contract, subcontract, facility contract, teaming agreement, joint venture, collaborative research and development agreement, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, modification or change order, in each case between the Purchased Entity, on the one hand, and (i) a Governmental Entity, or (ii) any higher-tiered contractor in support of any Contract of a type described in clause (a) of this definition, on the other hand; and (b) grants and other cooperative agreements between the Purchased Entity, on the one hand, and a Governmental Entity, on the other hand; provided that a task, purchase, work or delivery order under a Government Contract under clauses (a) or (b) shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Entity” means any national, state, local, supranational or other subdivision of government or any court of competent jurisdiction, administrative agency or commission or other national, state, local, supranational or other subdivision of governmental authority or instrumentality.

“Hazardous Material” means (a) any chemical, substance (including any admixture or solution thereof), material, pollutant, contaminant, material or waste that is classified in any applicable Environmental Law as “waste,” “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, or that Release of which may result in a breach of Environmental Laws, or that is otherwise, regulated or which would reasonably be expected to result in Liability under or pursuant to any Law, including any applicable Environmental Law, and (b) without limiting the foregoing, any petroleum, petroleum product, breakdown product or by-product, hexavalent chromium and any other hexavalent chromium compound, chlorinated volatile organic compounds, tetrachloroethene, silica and silica dust, arsenic, lead, asbestos, asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substance, petroleum or petroleum products, benzene, radioactive materials, mold and radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Income Tax” means (a) any Tax that is imposed on or measured by net income or profits and (b) any franchise, gross income or gross receipts or similar Taxes imposed on, measured by, or imposed in lieu of Taxes imposed on net income or profits.

“Income Tax Liability Amount” means an amount, which shall not be less than zero for any applicable Income Tax imposed by any particular jurisdiction on the Purchased Entity, equal to all unpaid Income Taxes of the Purchased Entity, whether or not due and payable as of the Closing Date, that relate to any Pre-Closing Tax Period, calculated (a) on a jurisdiction by jurisdiction basis, (b) in accordance with the past practice of the Purchased Entity in preparing its Tax Returns to the extent such past practice is consistent with applicable Law, (c) by treating the taxable income attributable to any deferred revenue, prepaid amounts, or other income economically received or realized by the Purchased Entity at or prior to 12:01 a.m. (Eastern Standard Time) on the Closing Date (but not yet included in income for Tax purposes) as relating to a Pre-Closing Tax Period of the Purchased Entity, (d) in accordance with Section 6.8, and (e) by excluding any Income Tax attributable to any action taken by Purchaser or its Affiliates (including, after the Closing, the Purchased Entity) after the Closing (other than actions taken on the Closing Date after the Closing that are specifically contemplated by this Agreement).

“Indebtedness” means, of any Person and as of any time, the aggregate amount of the following obligations of such Person as of such time, without duplication, in each case such amount calculated in a manner consistent with the Transaction Accounting Principles: (a) the outstanding principal amount of any indebtedness for borrowed money (other than trade payables arising in the ordinary course of business), including all accrued but unpaid interest thereon; (b) the outstanding principal amount of all other obligations evidenced by bonds, debentures, notes or similar instruments of indebtedness, including all accrued but unpaid interest thereon; (c) the Income Tax Liability Amount; (d) all direct obligations under letters of credit, in each case solely to the extent drawn; (e) any earned and accrued but unpaid obligations for severance, retention and deferred compensation (including the employer portion of any payroll, social security, unemployment or similar Taxes related thereto); and (f) any unfunded or underfunded defined contribution or defined benefit pension, gratuity, retiree or post-termination health or welfare plans or arrangements (including the employer portion of any payroll, social security, unemployment or similar Taxes related thereto); provided that in no event shall Indebtedness include (i) any Liabilities of the Retained Businesses, (ii) any Liabilities to be repaid or extinguished pursuant to this Agreement in connection with the Closing, or (iii) any amounts included in Closing Working Capital or Transaction Expenses.

“Intellectual Property Rights” means any and all common law or statutory intellectual property or other proprietary rights anywhere in the world, including rights provided by international treaties and conventions, arising under or associated with: (a) patents, patent applications and all reissues, divisionals, re-examinations, renewals, extensions, revisions, continuations and continuations-in-part thereof, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs (“Patents”); (b) trademarks, service marks, trade dress, trade names, design rights, logos and other designations of origin, including all registrations, applications for registration and renewals thereof, and all goodwill associated with any of the foregoing (“Marks”); (c) domain names, uniform resource locators, Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services; (d) copyrights and any other equivalent rights in works of authorship (including rights in software as a work of authorship) and any other related rights of authors (“Copyrights”); (e) trade secrets and industrial secret rights, and rights in know-how, data and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world.

“Intercompany Agreements” means all Contracts in effect as of the date of this Agreement that are solely between or among RTX, Seller (including its internal businesses) and/or one or more of their Subsidiaries (other than the Purchased Entity) on the one hand, and the Purchased Entity, on the other hand, with respect to the conduct of the Business, other than the Organizational Documents of the Purchased Entity.

“IOTs” means all internal work orders (including work orders in support of customer contract(s), pre-contract efforts or non-contract related efforts (in each case, whether domestic or cross-border)) or other similar arrangements that are solely between or among RTX, Seller (including its internal businesses) and/or its Subsidiaries, on the one hand, and the Purchased Entity, on the other hand, with respect to the conduct of the Business. For the avoidance of doubt, IOTs include work that is internal to RTX and is reflected as charge entries internal to RTX.

“IRS” means the U.S. Internal Revenue Service.

“Judgment” means any permanent or preliminary injunction or other decree, order, judgment, writ, stipulation, award or temporary restraining order of any Governmental Entity.

“Knowledge” means the actual knowledge, with respect to Seller, of any Person listed in Section 1.1(a) of the Seller Disclosure Schedules, and the actual knowledge, with respect to Purchaser, of any Person listed in Section 1.1(a) of the Purchaser Disclosure Schedules.

“Law” means any national, state, local, or supranational law (including, for the avoidance of doubt, common law), statute, code, order, ordinance, rule, regulation, statutory guidance note or treaty (including any Tax treaty), in each case, promulgated by a Governmental Entity and includes any Judgment, and all bylaws, codes, regulations, decrees or orders issued or promulgated or approved thereunder or in connection therewith if and to the extent that the same have force of law.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, disputed or undisputed, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means any mortgage, lien, pledge, security interest, charge, easement, or similar encumbrance of any kind, other than restrictions on transfer arising under applicable securities Laws.

“Lookback Period” means the period of time starting on the date that is two (2) years prior to the date of this Agreement and ending on the date of this Agreement.

“Material Customers” means the top ten customers (by revenue for the fiscal year ended December 31, 2025) of the Business, as set forth in Section 1.1(b) of the Seller Disclosure Schedules.

“Material Suppliers” means the top ten suppliers or vendors (by Purchased Entity spend for the fiscal year ended December 31, 2025) to the Business, as set forth in Section 1.1(c) of the Seller Disclosure Schedules.

“NISPOM” means 32 CFR §117.

“Open Source Software” means all software that is distributed under a license that fits within the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) (an “Open Source License”).

“Organizational Documents” shall mean, with respect to a Person, the certificate of incorporation, bylaws, limited liability company agreement or equivalent governing documents, as applicable, of such Person.

“Overhead and Shared Services” means any ancillary or corporate shared services that are furnished by or on behalf of Seller or any of its Affiliates to both the Business, on the one hand, and to any of the Retained Businesses, including with respect to the following matters: tax, legal, compliance and governmental affairs, information technology support, engineering services, audit, accounting, treasury, insurance, business development, capital raising and intercompany financing and access to shared facilities, including any research centers.

“Permits” means permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Entity, excluding any Export Control Authorizations.

“Permitted Liens” means the following Liens: (a) Liens disclosed or reflected in the Business Financial Statements; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate Proceedings and for which an adequate reserve has been reflected in the Business Financial Statements; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law in the ordinary course of business; (d) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the ordinary course of business securing Liabilities that do not have a Business Material Adverse Effect; (f) with respect to real property, (i) defects or imperfections of title that do not materially and adversely affect the current use or occupancy of the applicable Leased Property; (ii) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate that do not materially and adversely affect the current use or occupancy of the applicable Leased Property for the purpose for which it is currently used; (iii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; (iv) Liens not created by Seller or any of its Subsidiaries that affect the underlying fee interest of any leased real property, including master leases or ground leases; (v) any set of facts that would be disclosed by an accurate up-to-date survey of the applicable Leased Property, provided that such matters do not materially and adversely affect the current use or occupancy of such Leased Property for the purpose for which it is currently used; and (vi) Liens disclosed in the applicable title insurance policies or any schedules or other attachments thereto; provided that with respect to this clause (f), any such item (A) does not materially and adversely affect the current use or occupancy of any Leased Property for the purpose for which it is currently used and (B) does not materially impair access to or from any Leased Property; (g) non-exclusive licenses of Intellectual Property Rights; (h) Liens set forth in the governing documents of any Person; (i) Liens deemed to be created by any of the Transaction Documents; and (j) Liens which will be released at or prior to the Closing.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Personal Data” means any information about an identifiable natural person that alone or in combination with other information identifies, or could be used to identify, a natural person, and includes information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Data Protection Law.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Proceeding” means any judicial, administrative or arbitral action, suit, investigation or proceeding, by or before any Governmental Entity.

“Purchase Price” means the Base Purchase Price as adjusted pursuant to Section 2.5.

“Purchased Entity Benefit Plan” means each Benefit Plan that is (a) sponsored, maintained or contributed to solely by the Purchased Entity or (b) exclusively for the benefit of the Business Employees and/or Former Business Employees, and, in each case, which is identified as a “Purchased Entity Benefit Plan” on Section 3.18(b) of the Seller Disclosure Schedules, excluding, in each case, each such Benefit Plan for which Seller is retaining sole liability in accordance with the terms of this Agreement.

“Purchaser Disclosure Schedules” means those certain Purchaser Disclosure Schedules dated as of the date of this Agreement, provided by Purchaser to Seller.

“Registered Intellectual Property Rights” means all U.S., international or other (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, and (d) domain name registrations.

“Regulatory Approvals” means the expiration or termination of any waiting period applicable to the Transaction under the HSR Act and all Approvals from Governmental Entities that are required under applicable Law (including pursuant to any Antitrust and National Security Law) to permit the consummation of the Transaction and the other transactions contemplated by this Agreement.

“Release” means any spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, release, presence, migration, pouring, emitting, emptying, escaping or dumping into the Environment.

“Representatives” of a Person means any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor or representative of such Person.

“Restricted Cash Amounts” means (a) cash security deposits made or held by the Purchased Entity, cash collateralizing any obligation, cash in reserve or escrow accounts, custodial cash and cash subject to a dominion, control or similar agreement (other than those that will be terminated at Closing) or (b) any cash that is restricted by applicable Law from being distributed or repatriated by the Purchased Entity.

“Retained Businesses” means the businesses and operations of RTX and any of its Affiliates other than the Business, including (a) the business operated by SEAKR Engineering, Inc., (b) the launch and early orbit phase, in-orbit testing, on-orbit commissioning, and operation of satellites, satellite buses and spacecraft, (c) the design, development, manufacture and operation of space-based interceptors or other similar offensive or defensive space capabilities, and (d) the integration of payloads and solutions onto satellite buses.

“Retained Contracts” means (a) those portions of any Shared Contract not transferred to Purchaser pursuant to, and consistent with the terms of Section 5.16; (b) Retained MSAs; (c) Intercompany Agreements, except as set forth in Section 5.18(b); (d) Sales Representative Agreements; (e) Enterprise-wide Contracts; and (f) any Contract in respect of the Retained Businesses.

“Retained MSAs” means any master services agreement, master terms agreement or similar agreement or other general terms and conditions (collectively, “Master Terms”) entered into by Seller or any of their Affiliates (whether or not used or held for use by the Business or the Retained Businesses), but excluding, for the avoidance of doubt, any (a) existing purchase and/or sales agreements or (b) currently issued and outstanding purchase and/or sales orders, in each case, related to the Business that attach or incorporate by reference such Master Terms.

“RTX” means RTX Corporation.

“Sales Representative Agreement” means any Contract with a third-party sales representative, distributor, agent, or similar party entered into by Seller or any of their Affiliates primarily for the solicitation or facilitation of orders from customers.

“Section 721” means Section 721 of the Defense Production Act of 1950 as amended (codified at 50 U.S.C. § 4565), and the regulations promulgated thereunder, codified at 31 C.F.R. Part 800 et seq.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” means each Benefit Plan that is not a Purchased Entity Benefit Plan.

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules, dated as of the date of this Agreement, provided by Seller to Purchaser.

“Shared Contracts” means any active Contract entered into on or prior to the date of the Agreement or between the date of the Agreement and the Closing by Seller or any of their Affiliates (including the Purchased Entity) that inure to the benefit or burden of both the Business and any Retained Business; provided that notwithstanding anything to the contrary, they following shall not be deemed to be Shared Contracts (a) Retained MSAs; (b) Intercompany Agreements; (c) Sales Representative Agreements; and (d) Enterprise-wide Contracts.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Structured Data” means electronic data contained in an application that can be extracted using a unique identifier related to the Business to search.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member. For the avoidance of doubt, from and after the Closing, the Purchased Entity shall not be deemed to be a Subsidiary of RTX or Seller or any of their respective Affiliates.

“Target Working Capital” means [redacted – commercially sensitive information].

“Tax” means any federal, state, provincial, local or non-U.S. tax imposed by a Governmental Entity, including any net income, gross receipts, sales, use, value-added, goods and services, profits, license, withholding, payroll, employment, employer health, excise, premium, property, capital gains, transfer, stamp, environmental, alternative or add-on minimum, occupation, and franchise tax, and any other duty, assessment or governmental charge, together with any interest, additions and penalties imposed with respect to such amounts.

“Tax Proceeding” means any audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority relating to Taxes, including any attachment and any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration, the determination or the imposition of any Tax.

“Technology” means documentation, data, databases, software, products, articles, apparatuses, devices, processes, methods, designs, formulae, recipes or other technical information; provided that Technology does not include any Intellectual Property Rights in such Technology.

“Transaction Documents” means this Agreement, the Transition Services Agreement and the Data Processing and Transfer Agreement.

“Transaction Expenses” shall mean, without duplication, (a) all fees, expenses and costs (including any brokerage fees, finders’ fees and commissions) payable by the Purchased Entity or for which the Purchased Entity is otherwise responsible (whether accrued for or not) in connection with the preparation, negotiation, execution and consummation of the Transactions or the other transactions contemplated hereby to financial advisors, accountants, legal advisors, brokers, investment bankers, service providers and other third-party advisors, in each case, that have been incurred, will be incurred or subject to reimbursement prior to and that remain unpaid as of the Closing and (b) any retention (including any amounts due under the retention award agreements with the Business Employees (the “Retention Awards”)), accelerated or enhanced payments, change of control, transaction bonus, discretionary bonus, termination bonus or other compensatory payments or benefits to or in respect of any Person that becomes payable, incurred or subject to reimbursement by the Purchased Entity and whether payable immediately or in the future, in each case, solely as a result of the execution of this Agreement or the consummation of the Transaction, together with the employer portion of any payroll, social security, unemployment or similar Taxes in connection with any such amounts (and, for the avoidance of doubt, excluding all post-Closing severance costs associated with the termination of any Transferred Business Employee whose employment with the Purchased Entity is terminated by Purchaser and its Affiliates after the Closing); provided that, “Transaction Expenses” shall not include any amount included in Indebtedness or Working Capital; provided, further, that “Transaction Expenses” shall not include any expenses of the Purchased Entity after the Closing with respect to global trade compliance, practices, policies and procedures.

“Transfer Taxes” means any federal, state, provincial, county, local, non-U.S. and other sales, use, transfer (including real property transfer), registration, documentary, stamp, stamp duty, land, value added, goods and services, recording, conveyance or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement or the recording of any sale, transfer, conveyance, lease, sublease or assignment of property (or any interest therein) effected pursuant to or contemplated by this Agreement.

“WARN” means the Worker Adjustment Retraining and Notification Act, 29 U.S.C. Section 2101 et seq., as amended, and any similar federal, state or local Law.

“WIGS Software” means the most current version of the Seller-owned software known internally as “WIGS” in the form in possession of, and in use or held for use by, the Purchased Entity as of the Closing, as may be updated from time to time pursuant to Section 5.25(c).

“WIGS Update Period” means the period from the Closing Date through the third (3rd) anniversary of the Closing Date.

“Working Capital” means, as of any time, the aggregate consolidated net working capital of the Purchased Entity, as of such time, calculated by subtracting (a) the sum of the amounts as of such time for the “current liability” line items designated as Working Capital on the Sample Closing Statement for the Purchased Entity, from (b) the sum of the amounts as of such time for the “current asset” line items designated as Working Capital on the Sample Closing Statement for the Purchased Entity, in each case calculated in a manner consistent with the Transaction Accounting Principles; provided that in no event shall Working Capital include (i) any amount included within the definition of Cash Amounts, Indebtedness or Transaction Expenses, (ii) any current asset or current liability with respect to the Retained Businesses, (iii) any Liabilities to be repaid or extinguished pursuant to this Agreement in connection with the Closing or (iv) any amounts with respect to deferred Tax assets or deferred Tax liabilities, Income Tax assets or Income Tax liabilities or any Taxes attributable to any action taken by Purchaser or its Affiliates (including, after the Closing, the Purchased Entity) after the Closing (other than actions taken on the Closing Date after the Closing that are specifically contemplated by this Agreement).

“Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) the Closing Working Capital minus (b) the Target Working Capital.

Section 1.2         Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding Section of this Agreement when capitalized:

Term	Section
Additional Ticking Consideration	Section 2.5(b)
Agreed Items	Section 6.5
Agreement	Preamble
Allocation	Section 6.5
Anti-Corruption Laws	Section 3.13(e)
Antitrust and National Security Laws	Section 3.4
Approvals	Section 2.6
Balance Sheet Date	Section 3.5
Business Balance Sheet	Section 3.5
Business Financial Statements	Section 3.5
Business Guarantees	Section 5.8
Business IT Assets	Section 3.10(a)
Business Registered Intellectual Property Rights	Section 3.9(a)
CFIUS Final Filing Date	Section 5.1(a)
Change of Control	Section 5.25(e)
Closing	Section 2.3
Closing Date	Section 2.3
Closing Statement	Section 2.5(c)
CMMC	Section 3.14(d)
Collection Costs	Section 8.2(b)
Collective Bargaining Agreements	Section 3.18(a)
Confidentiality Agreement	Section 5.3
Converting IOTs	Section 5.18(b)
Current Representation	Section 9.14(a)
D&O Indemnifiable Claim	Section 5.20(a)
D&O Indemnified Party	Section 5.20(a)
Data Processing and Transfer Agreement	Section 2.4(a)(iv)
Data Security Obligations	Section 3.10(b)
DDTC Registration	Section 4.8
Designated Person	Section 9.14(a)
Dispute Notice	Section 2.5(e)
Dispute Resolution Period	Section 2.5(e)
Estimated Closing Cash Amounts	Section 2.5(c)
Estimated Closing Indebtedness	Section 2.5(c)
Estimated Transaction Expenses	Section 2.5(c)
Estimated Working Capital Adjustment Amount	Section 2.5(c)
Extended Outside Date	Section 8.1(d)
Fair Value	Section 4.13(c)
FCLs	Section 3.14(e)
FCPA Settlements	Section 3.13(g)

Final Purchase Price	Section 2.5(g)
Financing	Section 5.21(a)
Guarantee	Section 9.17(a)
Guarantor	Preamble
Independent Accounting Firm	Section 2.5(e)
Initial Outside Date	Section 8.1(d)
Inside Date	Section 2.3
Labor Organization	Section 3.18(a)
Leased Property	Section 3.11(a)
Material Contracts	Section 3.12(a)
Names	Section 5.9(a)
Non-Assignable Assets	Section 2.6
Non-Assignable Liabilities	Section 2.6
Non-Cooperation Notice	Section 5.21(c)
Non-Regulatory Approvals	Section 2.6
OFAC	Section 3.13(c)
Outside Date	Section 8.1(d)
PCLs	Section 3.14(e)
Post-Closing Representation	Section 9.14(a)
Post-Closing Statement	Section 2.5(d)
Privileged Communications	Section 9.14(b)
Purchased Entity	Recitals
Purchased Entity Group Health Plans	Section 5.6(d)
Purchased Interests	Recitals
Purchaser	Preamble
Purchaser Delivery Period	Section 2.5(d)
Purchaser Group Health Plans	Section 5.6(d)
Purchaser Material Adverse Effect	Section 4.1
Purchaser Termination Fee	Section 8.2(b)
Purchaser’s Allocation Notice	Section 6.5
R&W Insurance Policy	Section 5.17
Reference Period	Section 3.8
Remedial Actions	Section 5.1(c)
Required Regulatory Approvals	Section 5.1(a)
Sample Closing Statement	Section 2.5(a)
Sanctioned Jurisdiction	Section 3.13(c)
Sanctioned Person	Section 3.13(c)
Sanctions	Section 3.13(c)
Second Extended Outside Date	Section 8.1(d)
Seller	Preamble
Seller’s Allocation	Section 6.5
Ticking Consideration	Section 2.5(b)
Transaction	Recitals
Transaction Accounting Principles	Section 2.5(a)
Transferred Business Employee	Section 5.6(a)(ii)
Transition Services Agreement	Section 2.4(a)(iii)

UFLPA	Section 3.13(c)
Waiver Parties	Section 5.17
WIGS Licensee	Section 5.25(b)

Article II
PURCHASE AND SALE; CLOSING

Section 2.1         Purchase and Sale of Purchased Interests. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell and transfer to Purchaser, and Purchaser shall purchase from Seller, the Purchased Interests, free and clear of all Liens (except for restrictions arising under applicable securities Laws or Liens created by or through Purchaser or any of its Affiliates).

Section 2.2         Purchase Price. In consideration of the Purchased Interests pursuant to this Agreement, on the terms and subject to the conditions of this Agreement, (a) at the Closing, Purchaser shall pay to Seller (or its designated Affiliate) an amount of cash equal to the Closing Purchase Price and (b) thereafter, Purchaser shall pay to Seller (or its designated Affiliate) any other amounts required to be paid pursuant to Section 2.5.

Section 2.3         Closing Date. The closing of the Transaction (the “Closing”) shall take place at 9:00 a.m. New York City time by means of a virtual closing through electronic exchange of documents and signatures (or, if mutually agreed by the parties, at the offices of Seller at 1000 Wilson Boulevard, Arlington, Virginia 22209) on the third (3rd) Business Day following the date on which the last of the conditions set forth in Article VII (other than those conditions that are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefits thereof) or at such other place, time and date as may be agreed between Seller and Purchaser; provided, that notwithstanding anything to the contrary in this Section 2.3, if, as of the date on which the Closing would otherwise be required to occur pursuant to this Section 2.3, the DCSA Approval has not been received, the Closing shall in no event occur earlier than the date that is [redacted – commercially sensitive information] (the “Inside Date”) without the prior written consent of Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4            Closing Deliveries.

(a)           At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller (or an Affiliate of Seller if so designated by Seller) the following:

(i)           payment, by wire transfer(s) to one or more bank accounts designated in writing by Seller (such designation to be made by Seller at least two (2) Business Days prior to the Closing Date), an amount in immediately available U.S. dollars equal to the Closing Purchase Price;

(ii)          the certificate to be delivered pursuant to Section 7.3(c);

(iii)         a counterpart of the Transition Services Agreement substantially in the form attached hereto as Exhibit A (the “Transition Services Agreement”), duly executed by Purchaser; and

(iv)         a counterpart of the Data Processing and Transfer Agreement substantially in the form attached hereto as Exhibit B (the “Data Processing and Transfer Agreement”), duly executed by Purchaser.

(b)           At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i)           the certificate to be delivered pursuant to Section 7.2(d);

(ii)          a counterpart of the Transition Services Agreement duly executed by Seller or one or more of its Affiliates;

(iii)         a counterpart of the Data Processing and Transfer Agreement, duly executed by Seller or one or more of its Affiliates; and

(iv)        an IRS Form W-9 duly executed by Seller.

Section 2.5            Adjustments to Base Purchase Price.

(a)           Section 2.5 of the Seller Disclosure Schedules sets forth an illustrative calculation of the Working Capital, the Cash Amounts, the Indebtedness and the Transaction Expenses of the Business, in each case, as of December 31, 2025 (the “Sample Closing Statement”), including the asset and liability line items included in the calculation of Working Capital, applied on a basis consistent with the accounting principles, practices, procedures, methodologies and policies that were employed in preparing the Business Financial Statements (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies), as modified by the accounting principles set forth on Section 2.5(a) of the Seller Disclosure Schedules (collectively, the “Transaction Accounting Principles”).

(b)           If the Extended Outside Date extension is automatically triggered pursuant to Section 8.1(d) due to a qualifying condition under Section 7.1(a)(i) or Section 7.1(a)(ii), then an additional fee of [redacted – commercially sensitive information] shall be added to the Base Purchase Price (the “Ticking Consideration”) to be paid by Purchaser to Seller (or an Affiliate of Seller if so designated by Seller), and further, if the Second Extended Outside Date extension is automatically triggered pursuant to Section 8.1(d) due to a qualifying condition under Section 7.1(a)(i) or Section 7.1(a)(ii), then an additional fee of [redacted – commercially sensitive information] shall be added to the Base Purchase Price (the “Additional Ticking Consideration”) to be paid by Purchaser to Seller (or an Affiliate of Seller if so designated by Seller); provided that (i) the Ticking Consideration shall not be payable to Seller if Seller’s failure to perform any covenant or obligation set forth in and in violation of Section 5.1 or Section 5.15 (with respect to obtaining the DCSA Approval and subject to the last sentence of Section 5.1(a)) has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Extended Outside Date, and (ii) the Additional Ticking Consideration shall not be payable to Seller if Seller’s failure to perform any covenant or obligation set forth in and in violation of Section 5.1 or Section 5.15 (with respect to obtaining the DCSA Approval and subject to the last sentence of Section 5.1(a)) has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Second Extended Outside Date.

(c)           At least two (2) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a closing statement (the “Closing Statement”) setting forth a good-faith estimate (together with reasonable supporting documentation and calculations with respect thereto) of (i) the Working Capital Adjustment Amount (such estimate, the “Estimated Working Capital Adjustment Amount”), (ii) the Closing Cash Amounts (such estimate, the “Estimated Closing Cash Amounts”), (iii) the Closing Indebtedness (such estimate, the “Estimated Closing Indebtedness”) and (iv) the Transaction Expenses (such estimate, the “Estimated Transaction Expenses”), together with invoices and payment instructions with respect to the Estimated Transaction Expenses. The Estimated Working Capital Adjustment Amount, the Estimated Closing Cash Amounts, the Estimated Closing Indebtedness and the Estimated Transaction Expenses shall be used to calculate the Closing Purchase Price to be paid by Purchaser to Seller at the Closing. The Closing Statement shall set forth the calculations of such amounts in a manner consistent with the Sample Closing Statement and be prepared in accordance with the Transaction Accounting Principles, the definitions set forth in this Agreement, and including the use of the same line items and line item entries set forth on and used in the preparation of the Sample Closing Statement; provided that assets acquired and Liabilities incurred following the date of the Sample Closing Statement which cannot be appropriately placed in line items previously used by Seller, but that constitute assets or Liabilities of the Purchased Entity or the Business, will also be included to the extent consistent with the Transaction Accounting Principles. Purchaser agrees that, following the Closing through the date that the Post-Closing Statement becomes final and binding in accordance with this Section 2.5, it will not take any actions with respect to any accounting books, records, policies or procedures on which the Sample Closing Statement or the Closing Statement is based, or on which the Post-Closing Statement is to be based, that would reasonably be expected to impede or delay the final determination of the Post-Closing Statement. Seller and Purchaser agree that (A) the sole purpose of the determination of the Closing Statement and the Post-Closing Statement is to adjust the Purchase Price so as to reflect the change in Working Capital, Cash Amounts, Indebtedness and Transaction Expenses resulting only from the operation of the Business and (B) such change can be measured properly only if the calculation is done using the same Transaction Accounting Principles. After delivery of the Closing Statement and prior to the Closing Date, Seller shall provide Purchaser an opportunity to propose comments to the Closing Statement (to be provided no later than one (1) Business Day prior to the Closing), which Seller shall consider in good faith, and Seller may, but shall not be required to, deliver to Purchaser a revised Closing Statement prior to the Closing Date based on such comments.

(d)           Within sixty (60) days after the Closing Date (the “Purchaser Delivery Period”), Purchaser shall cause to be prepared and delivered to Seller a written statement (the “Post-Closing Statement”), setting forth Purchaser’s good faith calculation (together with reasonable supporting documentation and calculations with respect thereto) of the Working Capital Adjustment Amount, the Closing Cash Amounts, the Closing Indebtedness and the Transaction Expenses. The Post-Closing Statement shall be prepared in accordance with the Transaction Accounting Principles, the definitions set forth in this Agreement, and including the use of the same line items and line item entries set forth on and used in the preparation of the Sample Closing Statement along with a reconciliation of any differences between the amounts set forth in the Closing Statement and the Post-Closing Statement. Purchaser shall provide Seller and its Representatives with reasonable access to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) of the Business, to its employees, accountants and other personnel, and to its facilities to the extent relating to the preparation of the Post-Closing Statement. Seller and Purchaser agree that the purpose of preparing the Post-Closing Statement and determining the Closing Cash Amounts, Closing Indebtedness, Transaction Expenses and Working Capital Adjustment Amount is to measure variations in the components taken into consideration in determining the estimates delivered pursuant to Section 2.5(c) compared to the actual values, and, without limiting the generality of the foregoing, such process is not intended to permit the introduction of accounting principles different from those described in the Transaction Accounting Principles. If Purchaser fails to deliver the Post-Closing Statement in accordance with this Section 2.5(d) before the expiration of the Purchaser Delivery Period, then, at the election of Seller in its sole discretion and without prejudice to any and all other rights and remedies available to Seller and upon written notice to Purchaser, (i) (A) the Working Capital Adjustment Amount shall be deemed to equal the Estimated Working Capital Adjustment Amount, (B) the Closing Cash Amounts shall be deemed to equal the Estimated Closing Cash Amounts, (C) the Closing Indebtedness shall be deemed to equal the Estimated Closing Indebtedness and (D) the Transaction Expenses shall be deemed to equal the Estimated Transaction Expenses and (ii) the Closing Statement will be deemed to be the final and each item on the Closing Statement shall be deemed undisputed and shall be final, conclusive and binding on the parties hereto. For the avoidance of doubt, the delivery by Purchaser of the Post-Closing Statement following the Purchaser Delivery Period shall have no effect.

(e)           Within sixty (60) days following receipt by Seller of the Post-Closing Statement, Seller shall deliver written notice to Purchaser of any dispute Seller has with respect to the preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, that (i) only one (1) Dispute Notice is permitted hereunder and (ii) the Dispute Notice shall include only objections based on (A) non-compliance with this Agreement, or (B) mathematical errors in the calculation of the amounts of the Post-Closing Statement. If Seller does not deliver any Dispute Notice to Purchaser within such sixty (60)-day period, the Post-Closing Statement will be final, conclusive and binding on the parties hereto, and if Seller delivers a Dispute Notice within such deadline all items that are not disputed in reasonable detail as set forth herein shall be deemed final, conclusive and binding on the parties hereto. The Dispute Notice shall set forth in reasonable detail the basis for any dispute included therein, the amounts involved and Seller’s determination of the Working Capital Adjustment Amount (including the Closing Working Capital), the Closing Cash Amounts, the Closing Indebtedness and the Transaction Expenses; provided that any dispute set forth in the Dispute Notice shall be limited to the determination of the Working Capital Adjustment Amount (including the Closing Working Capital), the Closing Cash Amounts, the Closing Indebtedness and the Transaction Expenses, and Seller may not dispute the accounting principles, practices, methodologies and policies used in preparing the Post-Closing Statement unless they are inconsistent with the Transaction Accounting Principles. Upon receipt by Purchaser of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any disputed items and amounts set forth therein, and each of Seller and Purchaser agrees that other than to the extent disputed in the Dispute Notice, the Post-Closing Statement will be final, conclusive and binding on the parties hereto. If notwithstanding such good faith effort Purchaser and Seller fail to resolve any such dispute within fifteen (15) Business Days following receipt by Purchaser of the Dispute Notice (the “Dispute Resolution Period”), then Purchaser and Seller jointly shall engage, within ten (10) Business Days following the expiration of the Dispute Resolution Period, a nationally recognized independent accounting firm selected jointly by Seller and Purchaser (the “Independent Accounting Firm”) to resolve any such dispute (and only such unresolved disputes in the Dispute Notice). The Independent Accounting Firm shall act as an expert and not as an arbitrator. Neither Purchaser nor Seller nor any of their respective Representatives shall engage in any ex parte communication with the Independent Accounting Firm. As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm. Purchaser and Seller shall cause the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than thirty (30) days following submission by the parties of such presentations to the Independent Accounting Firm, make a final determination, binding on the parties hereto, of the appropriate amount of each of the line items that remain in dispute in accordance with the terms (including the definitions) set forth in this Agreement and the Transaction Accounting Principles as indicated in the Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser or Seller, as applicable, in the Post-Closing Statement or Dispute Notice, as applicable. The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any determination of the Working Capital Adjustment Amount (including the Closing Working Capital), the Closing Cash Amounts, the Closing Indebtedness and the Transaction Expenses was properly calculated in accordance with the Transaction Accounting Principles, and the Independent Accounting Firm is not to make any other determination. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be allocated between Purchaser and Seller in inverse proportion to the relative amounts of the aggregate of the disputed amounts determined by the Independent Accounting Firm to be for the account of Purchaser and Seller, respectively (i.e., so that the prevailing party on the greatest dollar value of such disputes bears a lesser amount of such costs, fees and expenses). All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties hereto in the absence of fraud or manifest error.

(f)           For purposes of complying with the terms set forth in this Section 2.5, from and after the Closing until the determination of the Final Purchase Price pursuant to this Section 2.5, Seller and Purchaser shall reasonably cooperate with and make available to each other, the Independent Accounting Firm and each of their respective Representatives all information, records, data and working papers, in each case to the extent related to the Business or the Purchased Entity, and shall permit access to its and their facilities and personnel, as may be reasonably required in connection with the preparation, analysis and review of the Post-Closing Statement and the resolution of any disputes thereunder.

(g)           The “Final Purchase Price” means the Base Purchase Price, plus (i) the Closing Cash Amounts, plus (ii) the Working Capital Adjustment Amount (which may be a positive or negative number), plus (iii) the Ticking Consideration and the Additional Ticking Consideration, in each case, to the extent applicable, minus (iv) the Closing Indebtedness and minus (v) the Transaction Expenses, in the case of each of the foregoing clauses (i), (ii), (iv), and (v) as finally determined pursuant to Section 2.5(e).

(h)           If the Closing Purchase Price shall exceed the Final Purchase Price, then Seller shall pay or cause to be paid an amount in cash equal to such excess to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller; or if the Final Purchase Price shall exceed the Closing Purchase Price, then Purchaser shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser. Any such payment pursuant to this Section 2.5(h) is to be made within five (5) Business Days of the date on which the Working Capital Adjustment Amount, the Closing Cash Amounts, the Closing Indebtedness and the Transaction Expenses are finally determined pursuant to this Section 2.5.

(i)           The process set forth in this Section 2.5 shall be the sole and exclusive remedy of any of the parties and their respective Affiliates for any disputes related to the Closing Working Capital, the Working Capital Adjustment Amount, the Closing Cash Amounts, the Closing Indebtedness, the Transaction Expenses, the Closing Purchase Price, the Final Purchase Price and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith.

Section 2.6             Non-Assignment, etc. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any of the assets of the Business or to assume any of the Liabilities of the Purchased Entity or the Business if an attempted assignment, transfer, assumption or grant thereof or change of control of the Business (a) is prohibited by Law or (b) without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any approval, consent, license, order, waiver or permit by any third party or Governmental Entity (collectively, “Approvals,” and such assets, collectively the “Non-Assignable Assets”) and such Liabilities (collectively, the “Non-Assignable Liabilities”) would (i) constitute a breach or other contravention thereof, (ii) be reasonably likely to subject the Purchased Entity, Purchaser or any of their respective Affiliates, to civil or criminal liability, (iii) be reasonably likely to make such assignment, or transfer or change of control ineffective, void or voidable, or (iv) in any way adversely affect the rights thereunder of the Purchased Entity, Purchaser or any of their respective Affiliates, and such Approval is not obtained at or before the Closing, it being understood that the obtainment of any Approvals that are not Regulatory Approvals (“Non-Regulatory Approvals”) is not a condition to the Closing and that, in the absence of such Non-Regulatory Approvals, the Closing shall proceed in accordance with this Agreement, and Purchaser shall pay the full Closing Purchase Price at the Closing without the assignment or transfer of such Non-Assignable Assets or assumption of such Non-Assignable Liabilities.  Neither Seller nor any of its Affiliates shall have any Liability whatsoever to Purchaser arising out of or relating to the failure to obtain any Non-Regulatory Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof. Seller and Purchaser shall each use commercially reasonable efforts to obtain (and shall reasonably cooperate with each other in obtaining) any Non-Regulatory Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement; provided that, neither Seller nor any of its Affiliates shall be required to pay or commit to pay any amount, make any concession or incur any Liability or other obligation in favor of, amend or modify any Contract, relinquish, waive or forbear any rights, or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments or the furnishing of any guarantees) to, or commence any Proceeding against any Person, in each case with respect to any Non-Assignable Asset or Non-Assignable Liability. Purchaser (or the Purchased Entity) shall be deemed to be the owner of all such Non-Assignable Assets for purposes of the calculation of the Working Capital Adjustment Amount (including the Closing Working Capital).  Except with respect to Shared Contracts, which shall be governed by Section 5.16, to the extent Section 5.16 applies, if the Closing occurs and either of the circumstances described in clause (a) or (b) of the preceding sentence exists, then Seller will (x) reasonably cooperate with Purchaser in good faith (and all reasonable, documented costs and expenses incurred by Seller or its Affiliates at Purchaser’s request shall be borne solely by Purchaser) in any commercially reasonable arrangement reasonably acceptable to Purchaser and Seller intended to both (A) provide Purchaser with the benefits (including economic benefits) of any such Non-Assignable Asset and (B) cause Purchaser to bear all costs, obligations and Liabilities of or under any such Non-Assignable Assets and/or Non-Assignable Liabilities, and (y) for a period of twelve (12) months after the Closing Date, use commercially reasonable efforts to continue to hold and operate such Non-Assignable Assets in all material respects in the ordinary course of business and taking into account the Transaction and the other transactions contemplated herein. In consideration of the foregoing, Purchaser will assume all burdens of, and will promptly pay, perform or discharge when due any Liability (including any liability for Taxes) arising under or with respect to, any such Non-Assignable Asset or Non-Assignable Liability after the Closing Date. For so long as a Seller or its Affiliates hold any Non-Assignable Assets or Non-Assignable Liabilities pursuant to the preceding sentences of this Section 2.6, Purchaser shall indemnify and hold Seller and its Affiliates and their respective Affiliates harmless from and against all Covered Losses incurred or asserted as a result of Seller’s or any such Affiliate’s or their respective Affiliates’ post-Closing direct or indirect ownership, management or operation of any such Non-Assignable Assets, except to the extent arising from Seller’s or its Affiliates’ gross negligence, willful misconduct, or material breach of its obligations under this Section 2.6. Notwithstanding anything contained herein to the contrary, any transfer or assignment to Purchaser of any Non-Assignable Asset or assumption of any Non-Assignable Liability that shall require an Approval as described above in this Section 2.6 shall be made subject to such Approval being obtained, at which time Seller or its Affiliates will promptly transfer or assign such Non-Assignable Asset to Purchaser, and Purchaser shall assume such Non-Assignable Liability, as applicable, in each case for no additional consideration. If any such Approval referred to in this Section 2.6 is not obtained prior to the Closing, the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article VII.

Section 2.7            Withholding. Seller, Purchaser and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law; provided that, other than with respect to amounts treated as compensation for U.S. federal income Tax purposes, prior to making any such deduction or withholding, Purchaser shall (a) notify Seller in writing as soon as reasonably practicable of its intention to deduct and withhold such amounts and the reason therefor and (b) use commercially reasonable efforts to cooperate with Seller in good faith to reduce or eliminate the amount of any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in, or qualified by any matter set forth in, (a) the documents filed by RTX or its Affiliates or predecessors with, or furnished by any of them to, the U.S. Securities and Exchange Commission on or after January 1, 2025, and prior to the date of this Agreement (but excluding any disclosures set forth in any risk factor or “forward-looking statements” section or any similar section and provided that this clause (a) will not apply to any of the representations and warranties set forth in Section 3.1 (Organization, Standing and Power), Section 3.2 (Purchased Entity), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.7 (Absence of Changes or Events) and Section 3.20 (Brokers)) (and, with respect to the representations and warranties set forth in this Article III other than those identified in the foregoing parenthetical, only to the extent the relevance of any such disclosure to the applicable representation or warranty is reasonably apparent) or (b) the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any Section in the Seller Disclosure Schedules shall be deemed to have been disclosed in any other Section in the Seller Disclosure Schedules to which the applicability of such disclosure is reasonably apparent), Seller hereby represents and warrants to Purchaser as follows:

Section 3.1         Organization, Standing and Power. Each of Seller and the Purchased Entity is duly organized or incorporated, validly existing and, to the extent such concept is applicable in the relevant jurisdiction, in good standing or duly registered under the Laws of its jurisdiction of organization or incorporation, and each of Seller and the Purchased Entity has all necessary organizational power and authority to carry on their respective businesses as presently conducted, except in any case as would not reasonably be expected to be material to the Purchased Entity or prevent or materially impair the ability of Seller or the Purchased Entity to consummate the Transaction. Each of Seller and the Purchased Entity is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased, used or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions in which applicable Law does not provide for such qualification, licensing or concept of good standing and except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to be material to the Purchased Entity or prevent or materially impair the ability of Seller or the Purchased Entity to consummate the Transaction. True, correct and complete copies of the Organizational Documents of the Purchased Entity have been made available to Purchaser.

Section 3.2         Purchased Entity. Seller owns all of the Purchased Interests free and clear of all Liens except for Permitted Liens. All of the Purchased Interests have been duly authorized and validly issued and are fully paid and non-assessable and have been offered, issued, sold and delivered by the Purchased Entity in material compliance with all requirements of applicable Law and all requirements set forth in the Organizational Documents of the Purchased Entity. All of the Purchased Interests collectively will constitute, as of the Closing, all of the issued and outstanding Equity Interests of the Purchased Entity. There are no outstanding options, warrants, calls, purchase rights, preemptive rights, rights of first refusal or first offer, subscription rights, exchange rights or other similar rights, convertible securities, agreements or commitments of any kind pursuant to which the Purchased Entity is or may become obligated to (a) issue, transfer, sell or otherwise dispose of any of its Equity Interests, or (b) redeem, purchase or otherwise acquire any outstanding Purchased Interests, as applicable, in each case, other than as may be set forth in the Organizational Documents of the Purchased Entity. The Purchased Entity does not have any Equity Interest in any entity or any subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or Equity Interests of any entity. Upon consummation of the Transaction, as of the Closing, Purchaser will own all of the Purchased Interests, free and clear of all Liens (except for restrictions arising under applicable securities Laws or Liens created by or through Purchaser or any of its Affiliates).

Section 3.3         Authority; Execution and Delivery; Enforceability. Seller has all necessary corporate power and authority to execute this Agreement, to perform its obligations hereunder and to consummate the Transaction and the other transactions contemplated hereby. The execution and delivery by Seller of this Agreement and the consummation by Seller of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate or other action of Seller and such authorization and approval has not been subsequently modified or rescinded. Seller has duly executed and delivered this Agreement, and assuming due authorization, execution and delivery by Purchaser, this Agreement will constitute its valid and binding obligation, enforceable against it in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

Section 3.4         No Conflicts; Consents; Governmental Authorization. The execution and delivery by Seller of this Agreement does not, and the execution by Seller of the other Transaction Documents will not, and the consummation of the Transaction and the other transactions contemplated hereby and thereby and compliance by Seller with the terms hereof and thereof will not, conflict with, or result in any violation of, breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or require the consent of any Persons, or result in the creation of any Lien (other than Permitted Liens) upon the Purchased Interests under, any provision of (a) the Organizational Documents of the Purchased Entity, (b) any Judgment or Law applicable to the Business or (c) any Material Contract, except, in each case of clauses (b) and (c), for any such items that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. No Approval of any Governmental Entity is required to be obtained or made by or with respect to Seller in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby, other than (i) the CFIUS Approval, Purchaser retaining its DDTC Registration, the FCC Approval, and any applicable Law or other legal restraint designed to govern competition, trade regulation, foreign investment, national security, or defense matters, including DCSA Approval and approvals by customer Governmental Entities related to transfer of Contracts, facilities and equipment used on classified programs, or to prohibit, restrict or regulate actions with the purpose or effect of unlawful monopolization or restraint of trade (collectively, the “Antitrust and National Security Laws”), and (ii) those that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.5         Financial Statements. Section 3.5 of the Seller Disclosure Schedules sets forth true and complete copies of (a) the unaudited balance sheet of the Business (the “Business Balance Sheet”) as of December 31, 2025 (the “Balance Sheet Date”) and (b) the unaudited statement of income of the Business for the twelve (12) months ended December 31, 2025 (clauses (a) and (b), collectively, the “Business Financial Statements”). The Business Financial Statements (i) have been prepared from and accurately reflect the books and records of the Business in all material respects, which books and records have been maintained in accordance with GAAP applied on a consistent basis (except, in each case, (A) as noted therein, (B) for failures to be so prepared that would not result in an unfair presentation of the financial position and the results of operations of the Business, individually or in the aggregate, on the basis of presentation outlined in Section 3.5 of the Seller Disclosure Schedules, and (C) subject to the absence of notes, and, in the case of clauses (a) and (b) of the definition of Business Financial Statements, subject to normal year-end adjustments (which would not reasonably be expected to be material to the Business, taken as a whole)) and (ii) fairly present in all material respects the financial condition and results of operations of the Business as of the respective dates thereof and for the respective periods covered, in each case, in the aggregate, on the basis of presentation outlined in Section 3.5 of the Seller Disclosure Schedules, applied on a consistent basis; provided that the Business Financial Statements and the foregoing representations and warranties are qualified by the fact that the Business has not operated on a separate stand-alone basis and has historically been reported within Seller’s or its Affiliates’ consolidated financial statements. The Purchased Entity maintains a system of internal accounting controls that is designed to provide reasonable assurances that all transactions are recorded as necessary to permit preparation of the Business Financial Statements in accordance with the basis of presentation outlined in Section 3.5 of the Seller Disclosure Schedules. No material weaknesses in internal controls or reportable conditions exist as of the Balance Sheet Date.

Section 3.6         Absence of Undisclosed Liabilities. As of the date of this Agreement, the Business does not have any Liabilities that would be required to be reflected on a balance sheet, or any notes thereto, other than Liabilities that (a) are reflected or reserved against in the Business Balance Sheet, (b) were incurred as of, or since, the Balance Sheet Date in the ordinary course of business, in each case, that do not arise from any breach of a Contract or violation of Law, (c) are Liabilities that will be reflected, reserved, accrued, recorded or included in the Closing Working Capital, the Working Capital Adjustment Amount or the Closing Indebtedness, (d) are permitted or contemplated by this Agreement or the other Transaction Documents or incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents, or (e) would not reasonably be expected to be material to the Business, taken as a whole.

Section 3.7         Absence of Changes or Events. Except in connection with or in preparation for the Transaction and the other transactions contemplated by this Agreement or the other Transaction Documents, from and after the Balance Sheet Date, there has not been any event, change, effect or development that is reasonably expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.8         Sufficiency of Assets. As of the Closing, (a) taking into account and giving effect to the Transaction Documents and all of the assets, services, products, real property and Intellectual Property Rights and Technology to be provided, acquired, leased or licensed under the Transaction Documents, or to be independently acquired by Purchaser as contemplated thereby, (b) assuming all Approvals and Permits of the Business have been obtained or transferred, (c) subject to Section 4.9 and (d) except with respect to Overhead and Shared Services, rights under Shared Contracts and Retained Contracts and Non-Assignable Assets, the Purchased Entity will own or have the right to use (including pursuant to licenses or other Contracts) all of the material assets, properties and rights (excluding the Cash Amounts, the Names and the Retained Businesses) of the type necessary to conduct the Business immediately following the Closing in all material respects in the manner conducted during the twelve (12)-month period prior to the Closing (the “Reference Period”). Nothing in this Section 3.8 is intended to or shall be treated as a representation of non-infringement of Intellectual Property Rights, which representation is solely set forth in Section 3.9.

Section 3.9         Intellectual Property Rights.

(a)        Section 3.9(a) of the Seller Disclosure Schedules sets forth a complete and accurate list of the Registered Intellectual Property Rights included in the Business Intellectual Property Rights (the “Business Registered Intellectual Property Rights”).

(b)        Except as would not reasonably be expected to be material to the Business, taken as a whole, (i) each item of the Business Registered Intellectual Property Rights is subsisting and, to the Knowledge of Seller, not invalid or unenforceable and (ii) each item of the Business Intellectual Property Rights, including the Business Registered Intellectual Property Rights, is exclusively owned by the Purchased Entity, free and clear of all Liens, except for Permitted Liens.

(c)        To the Knowledge of Seller, the conduct of the Business does not infringe, misappropriate or otherwise violate, and during the Lookback Period, has not infringed, misappropriated or otherwise violated, the Intellectual Property Rights of any other Person, in each case, except as would not reasonably be expected to be material to the Business, taken as a whole. Except as would not reasonably be expected to be material to the Business, taken as a whole, neither Seller nor the Purchased Entity has (i) received written notice (A) that the Business Intellectual Property Rights are subject to any Judgment adversely affecting the use thereof or rights thereto by the Purchased Entity, (B) of any opposition or cancellation Proceeding pending or threatened in writing against the Purchased Entity concerning the ownership, validity, or enforceability of any Business Registered Intellectual Property Rights, or (C) during the Lookback Period, alleging that operation of the Business infringes, misappropriates, or otherwise violates the Intellectual Property Rights of any other Person; and (ii) during the Lookback Period, made any written allegation against a third party of any infringement, misappropriation or other violation of any Business Intellectual Property Rights.

(d)        The Intellectual Property Rights licensed to Purchaser pursuant to this Agreement and the Transaction Documents, together with the Business Intellectual Property Rights, will include all of the Intellectual Property Rights of the Purchased Entity and Seller necessary to conduct the Business in all material respects in the manner conducted as of the date of this Agreement after taking into account Intellectual Property Rights and Technology that is generally commercially available through third-party licenses.

(e)         Except as would not reasonably be expected to be material to the Business, taken as a whole, each current and former employee, consultant and contractor of Seller or the Purchased Entity involved in the authorship, creation, reduction to practice or development of any material Business Intellectual Property Rights has executed a valid and enforceable written assignment transferring (by way of a present grant of assignment), or pursuant to operation of Law has transferred, all right, title, and interest of such third party in or to such Business Intellectual Property Rights, to Seller or the Purchased Entity.

(f)         Except as would not reasonably be expected to be material to the Business, taken as a whole, the Purchased Entity takes and has taken commercially reasonable measures to protect and maintain the confidentiality of Trade Secrets that are material to the Business, and, to the Knowledge of Seller, there have been no material unauthorized uses or disclosures of any such Trade Secrets.

(g)        Except as would not reasonably be expected to be material to the Business, taken as a whole, the Purchased Entity has not combined or linked Open Source Software, or a modified version thereof, together with any material proprietary software owned or purported to be owned by the Purchased Entity and distributed by the Business in a manner that would, pursuant to an Open Source License, require any material portion of such proprietary software to be disclosed, made available or distributed in source code form.

(h)        Except as would not reasonably be expected to be material to the Business, taken as a whole, the Purchased Entity has not delivered, licensed or made available, and does not have any duty or obligation to deliver, license or make available, the source code for any material proprietary software owned or purported to be owned by the Purchased Entity to any escrow agent or other third party.

Section 3.10        Information Technology; Data Protection.

(a)         Including Overhead and Shared Services, all hardware, software, networks, platforms, computer systems, telecommunications systems, and other information technologies equipment and related systems owned or licensed by, or used or otherwise held for use in the Business (the “Business IT Assets”) operate and perform substantially as needed by the Purchased Entity to conduct the Business as conducted as of the date of this Agreement, except for failures to operate or perform that would not reasonably be expected to be material to the Business, taken as a whole. Except as would not reasonably be expected to be material to the Business, taken as a whole, to the Knowledge of Seller, the Business IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” worms, viruses, spyware, keylogger software or other faults or malicious code or damaging devices. During the Lookback Period, there have not been any vulnerabilities or defects that resulted in any security breaches or unauthorized access, use, modification, corruption or other security incidents affecting the Business IT Assets, except as would not reasonably be expected to be material to the Business, taken as a whole.

(b)           Except as would not reasonably be expected to be material to the Business, taken as a whole, the Purchased Entity implements and maintains commercially reasonable business continuity, disaster recovery and data breach response plans. Except as would not reasonably be expected to be material to the Business, taken as a whole (i) the Purchased Entity is and has, during the Lookback Period, been in compliance with (A) all applicable Data Protection Laws, (B) its rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data (“Data Security Obligations”) and (C) any contractual obligations with respect to Data Security Obligations; (ii) the Purchased Entity has not, during the during the Lookback Period, received any written notice from any applicable Governmental Entity or third party against the Purchased Entity alleging a violation of any Data Protection Laws by the Purchased Entity, nor has the Purchased Entity been threatened in writing to be charged with any such violation by any Governmental Entity or any third party; (iii) the Purchased Entity (A) takes and has taken appropriate actions (including implementing reasonable technical, physical or administrative safeguards) to protect Personal Data in its possession or under its control against any unauthorized use, access or disclosure and (B) has entered into written agreements with third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the Purchased Entity that obligate such persons to comply with all applicable Data Protection Laws and to take steps to protect and secure Personal Data from loss, theft, misuse or unauthorized use, access, modification or disclosure; and (iv) during the during the Lookback Period, there has been no material unauthorized use, access, disclosure, or other security incident involving any Personal Data collected, stored or processed by or on behalf of the Purchased Entity.

Section 3.11          Real Property.

(a)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) the Purchased Entity has valid title to the leasehold estate (as lessee) in any material real property leased by the Purchased Entity (the “Leased Property”), free and clear of all Liens, other than Permitted Liens, and (ii) as of the date of this Agreement, each lease for the Leased Property is in full force and effect and is enforceable in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law). The Purchased Entity does not own any real property.

(b)           The Leased Property consists of (i) a property located at 2550 Crescent Drive, Lafayette, Colorado and (ii) a property located at 5340 Airport Boulevard and 5330 Airport Boulevard, Boulder, Colorado. Seller has made available to Purchaser true and correct copies of each lease (and all amendments and modifications thereto) for each Leased Property. As of the date of this Agreement, there is no material monetary default by the Purchased Entity under any lease for any Leased Property, and no material non-monetary default by the Purchased Entity under any such lease that remains uncured beyond any applicable notice and cure period. The Purchased Entity has not received any written notice of material default or termination from any landlord with respect to any Leased Property within the twelve (12)-month period prior to the date of this Agreement. To the Knowledge of Seller, no event has occurred or circumstance exists that, with notice or lapse of time or both, would constitute a material landlord default under any lease for any Leased Property. No condemnation, eminent domain, or taking Proceeding is pending or, to the Knowledge of Seller, threatened, with respect to all or any material portion of any Leased Property.

Section 3.12          Contracts.

(a)           Section 3.12 of the Seller Disclosure Schedules sets forth a complete list of the following Contracts (other than (1) sales or purchase orders (except with respect to Section 3.12(a)(i) and Section 3.12(a)(ii)), statements of work, standard terms and conditions and similar instruments used in the ordinary course of business (unless expressly stated otherwise) which shall nonetheless constitute Material Contracts if set forth on Section 3.12 of the Seller Disclosure Schedules, (2) Retained Contracts and (3) any Benefit Plans or any Contract that is used to provide services, assets or products pursuant to the Transaction Documents) to which the Purchased Entity is a party or bound by (the “Material Contracts”):

(i)           the ten (10) largest Contracts (measured by revenue for the fiscal year ended December 31, 2025) with the Material Customers;

(ii)          the ten (10) largest purchase orders (measured by value) issued between March 1, 2025 and February 28, 2026 with the Material Suppliers;

(iii)         any Contract containing any future capital expenditure obligations of the Purchased Entity in excess of $10,000,000;

(iv)         any Contract material to the Business that is an equity joint venture, partnership or other similar agreement between the Purchased Entity, on the one hand, and a third party, on the other hand, except for passive minority investments;

(v)          any Contract pursuant to which (A) the Purchased Entity licenses from or is granted a right to use by a third-party Intellectual Property Rights material to the Business (other than Intellectual Property Rights or Technology generally commercially available that involve aggregate payments in excess of $10,000,000), or (B) a third-party licenses or is granted a right to use from the Purchased Entity any Business Intellectual Property Rights (other than non-exclusive licenses granted in the ordinary course of business, including in connection with the sale or licensing of any products or services) that involved aggregate payments in excess of $10,000,000;

(vi)         any Contract relating to indebtedness for borrowed money in excess of $10,000,000 with respect to which the Purchased Entity is an obligor, other than any indebtedness for borrowed money to be repaid or extinguished at or prior to the Closing;

(vii)        any Contract under which the Purchased Entity completed a sale, transfer or other disposition or business acquisition, in each case of any assets, operating businesses or capital stock that is material to the Business, taken as a whole, in each case during the Lookback Period;

(viii)       any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which, after Closing, the Purchased Entity will have a material obligation with respect to an “earn out,” contingent purchase price or similar contingent payment obligation;

(ix)         any lease or sublease (as lessee or sublessee) for real property under which the Purchased Entity is a party and which provides for annual aggregate payment obligations in excess of $1,000,000;

(x)          any settlement Contract with respect to any Proceeding that contains ongoing obligations by the Purchased Entity (other than with respect to confidentiality); and

(xi)         any Contract that by its express terms would, after Closing, materially limit or materially impair the ability of Purchaser or the Purchased Entity to compete in any line of business that is conducted on the date of this Agreement (other than any limitations in respect of the pursuit of a discrete project), market or geographic area.

(b)           Except as would not reasonably be expected to be material to the Business, taken as a whole, (i) other than expirations or non-renewals in accordance with the terms of the applicable Material Contract, each Material Contract is in full force and effect and is valid, binding and enforceable against the parties thereto in accordance with its terms, in each case, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law) and (ii) as of the date of this Agreement, neither the Purchased Entity nor, to the Knowledge of Seller, any other party to a Material Contract is in material breach or violation of, or default under, any Material Contract and no event has occurred that with or without notice or lapse of time or both would constitute a material breach or default (whether by lapse of time or notice or both). As of the date of this Agreement, neither the Purchased Entity nor Seller has received any written notice of the intention of any party to terminate any Material Contract. As of the date of this Agreement, the Purchased Entity has not received a written notice from any Material Customer or Material Supplier stating the intention of such Material Customer or Material Supplier to (x) cease or materially reduce its business with the Purchased Entity or (y) materially and adversely change the terms of its relationship with the Purchased Entity. Prior to the execution of this Agreement, Seller has made available to Purchaser true and correct copies of each Material Contract.

Section 3.13          Compliance with Applicable Laws; Permits; International Trade, Export Controls, and Sanctions Matters.

(a)           The Purchased Entity is not, and during the Lookback Period has not been, in violation of any Law applicable to the conduct of the Business, except for violations that would not reasonably be expected to be material to the Business, taken as a whole. The Purchased Entity has not received any written notice from, or, to the Knowledge of Seller, been investigated by, a Governmental Entity claiming or alleging that the Purchased Entity is not in compliance with any Law applicable to the Purchased Entity or the Business, except as would not reasonably be expected to be material to the Business, taken as a whole.

(b)           The Purchased Entity holds all Permits necessary for the conduct of the Business as presently conducted, other than any such Permits the absence of which would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. The Purchased Entity is in compliance with the terms of such Permits and all such Permits are in full force and effect, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. During the Lookback Period, the Purchased Entity has not received written notice, other written communication or, to the Knowledge of Seller, any other communication from any Governmental Entity regarding (i) any actual or possible material violation of any Law or any Permit or any failure to comply with any term or requirement of any Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Permit, except in the case of each of clauses (i) and (ii) as would not reasonably be expected to be material to the Business, taken as a whole.

(c)           Except as would not reasonably be expected to be material to the Business, taken as a whole, neither the Purchased Entity, nor its respective officers, directors, employees, or agents acting on behalf of or for the benefit of the Purchased Entity, have, during the five (5) year period prior to the date hereof with respect to (i) all applicable import, customs and trade, or forced labor Laws or programs administered, enacted, or enforced by any Governmental Entity, including: (x) the import Laws and regulations administered by U.S. Customs and Border Protection and the U.S. Department of Commerce; (y) any applicable Laws, regulations, and requirements related to forced labor (including the Uyghur Forced Labor Prevention Act (“UFLPA”), the U.S. Department of Labor’s List of Goods Produced by Child Labor or Forced Labor, and the U.S. Department of Homeland Security’s UFLPA Entity List); and (z) any other similar import, customs and trade, or forced labor Laws or programs in any relevant jurisdiction to the extent they are applicable to the Purchased Entity and (ii) Export Control Laws, or since April 24, 2019 with respect to economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Entities, including OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any EU Member State, or His Majesty’s Treasury of the United Kingdom (“Sanctions”): (A) taken any action that would constitute an actual or potential violation; (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any actual or potential noncompliance; (C) received any notice, request, citation, inquiry or internal or external allegation for any actual or potential noncompliance; or (D) been subject to any investigation, inquiry, or enforcement proceeding by or before any Governmental Entity involving the Purchased Entity or, to the Knowledge of Seller, their respective directors, officers, employees, or agents, acting on behalf of or for the benefit of the Purchased Entity (each in their capacity as such). Except as would not reasonably be expected to be material to the Business, taken as a whole, neither the Purchased Entity, nor its respective officers, directors, employees, or agents acting on behalf of or for the benefit of the Purchased Entity: (I) is or has at any time since April 24, 2019, been a Person that is the target of any Sanctions, including (1) any Person listed on any Sanctions-related list of Designated Persons maintained by the Department of Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, any EU Member State, or His Majesty’s Treasury of the United Kingdom, (2) any Person that is located, organized, or ordinarily resident in a country or territory that, at any time, is itself the subject of comprehensive country- or territory-wide Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, and the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic regions of Ukraine, the non-government controlled oblasts of Ukraine of Kherson and Zaporizhzhia, and, until July 1, 2025, Syria) (each a “Sanctioned Jurisdiction”), (3) any Person otherwise subject to Sanctions, or (4) any Person owned or controlled, as such terms are understood and construed under relevant Sanctions, by any such Person or Persons described in the foregoing clauses (2) through (3) (each a “Sanctioned Person”); or (II) is, or since April 24, 2019, has been, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Jurisdiction.

(d)           Without limiting Section 3.13(c), none of the claims and allegations made by DDTC that resulted in the DDTC Consent Agreement arose from activities carried out by the Purchased Entity, or its respective officers, directors, employees, or agents acting on behalf of or for the benefit of the Purchased Entity.

(e)           Except as would not reasonably be expected to be material to the Business, taken as a whole, during the five (5) year period prior to the date hereof, neither the Purchased Entity nor its directors, officers, employees, and to the Knowledge of Seller, its agents or other Persons acting for or on behalf of the Purchased Entity has (i) violated applicable Laws concerning or relating to bribery or corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, and all national and international laws enacted to implement the Organisation for Economic Cooperation and Development’s Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (“Anti-Corruption Laws”); or (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity.

(f)           Except as would not reasonably be expected to be material to the Business, taken as a whole, during the five (5) year period prior to the date hereof , the Purchased Entity has not (i) received notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Anti-Corruption Law or (ii) been a party to or the subject of any pending or, to the Knowledge of Seller, threatened action or investigation related to any actual or potential violation of applicable Anti-Corruption Laws.

(g)           None of the claims and allegations that resulted in the Seller’s October 16, 2024 SEC order and October 16, 2024 Deferred Prosecution Agreement with the Eastern District of New York (collectively, the “FCPA Settlements”) arose from activities carried out by the Purchased Entity, or its respective officers, directors, employees, or agents acting on behalf of or for the benefit of the Purchased Entity. None of the Seller’s former employees who were involved in the conduct underlying the FCPA Settlements are currently employed by the Purchased Entity. None of the Transferred Business Employees were involved in the conduct underlying the FCPA Settlements.

(h)           Except as would not reasonably be expected to be material to the Business, taken as a whole, the Purchased Entity operates under and is required to comply with the policies and procedures of RTX and Seller with respect to ensuring compliance with applicable Anti-Corruption Laws.

Section 3.14          Government Contracts.

(a)           Section 3.14(a) of the Seller Disclosure Schedules sets forth a true, complete and accurate list, as of the date hereof, of the Purchased Entity’s open and not in closure Government Contracts and Government Bids with total contract values in excess of $5,000,000. With respect to any Government Contract to which the Purchased Entity is or has been a party during the six (6) year period prior to the date hereof or any Government Bid: (i) the Purchased Entity has not been in material breach of or material default under any Government Contract, and, to the Knowledge of Seller, no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or material default by the Purchased Entity; (ii) all representations and certifications applicable to such Government Contracts and Government Bids, to include any invoices submitted in connection with a Government Contract, were accurate in all material respects when made and have been updated as required; (iii) there have been no claims, disputes, or requests for equitable adjustment threatened in writing or lawsuits or other legal actions against the Purchased Entity arising under or relating to any Government Contract that remain unresolved, except as would not reasonably be expected to be material to the Business, taken as a whole.

(b)           Except as would not reasonably be expected to be material to the Business, taken as a whole, neither the Purchased Entity nor any of its Principals (as that term is defined by 48 C.F.R. § 2.101) has been suspended, debarred, or otherwise excluded from contracting with a Governmental Entity or been notified in writing of any proposed suspension, debarment or exclusion or received any show cause notice from a suspending, debarring, or excluding official.

(c)           Except as would not reasonably be expected to be material to the Business, taken as a whole, the Purchased Entity is not obligated to provide a license to any Governmental Entity to use or disclose any of the Business Intellectual Property Rights used in connection with such Government Contract. No government funding or facilities of a university or other academic institution or research center (or any personnel of the foregoing) has been used in connection with the development of any Business Intellectual Property Rights, and no Governmental Entity, higher-tiered contractor, university or other academic or research center (or personnel of any of the foregoing) has any right, title or interest (including any “march in” rights) in or to the Business Intellectual Property Rights.

(d)           Except as would not reasonably be expected to be material to the Business, taken as a whole, the Purchased Entity has complied with all applicable requirements related to data security, cybersecurity, and physical security systems and procedures under its Government Contracts, including, as applicable, compliance with DFARS 252.204-7012, DFARS 252.204-7021, and NIST 800-171 and applicable Cybersecurity Maturity Model Certification (“CMMC”) Program. During the four (4) year period prior to the date hereof, except as would not reasonably be expected to be material to the Business, taken as a whole, the Purchased Entity has not experienced any breach of data security or any compromise to cybersecurity, whether physical or electronic, that resulted in a requirement to report such incident to an applicable Governmental Entity or relevant higher tier contractor.

(e)          Except as would not reasonably be expected to be material to the Business, taken as a whole, (i) each employee performing on cleared Government Contracts possesses all Personnel Security Clearances (“PCLs”) required to perform the applicable Government Contracts and the Purchased Entity possesses all Facility Security Clearances (“FCLs”)required to perform the applicable Government Contracts or other classified work; (ii) the Purchased Entity, and, to the Knowledge of Seller, each current employee, who holds a PCL or FCL is, and during the three (3) year period prior to the date hereof has been, in compliance with the NISPOM in all material respects; and (iii) the Purchased Entity has not received any adverse audit or other findings with a CSA concerning its FCLs and has had at least a “satisfactory” rating (or similar rating) from each CSA with respect to its FCLs for the past three (3) years. Except as would not reasonably be expected to be material to the Business, taken as a whole, no previous FCLs held by the Purchased Entity have been revoked for any reason, other than lack of use.

(f)          Any other representation or warranty contained in this Article III notwithstanding, the representations and warranties contained in this Section 3.14 constitute the sole representations and warranties of Seller relating to any Government Contract or Government Bid.

Section 3.15         Environmental Matters. Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (a) the Purchased Entity is and, except for matters that have been resolved, have been during the Lookback Period in compliance with all Environmental Laws applicable to the operation of the Business as presently conducted, (b) the Purchased Entity has obtained and is and, except for matters that have been resolved, have been during the Lookback Period in compliance with all Permits pursuant to Environmental Laws required for the operation of the Business as presently conducted, and (c) the Purchased Entity has not received any written notice during the Lookback Period, or earlier if unresolved, of any Proceedings pending or threatened in writing against the Purchased Entity alleging a violation of, or liability under, Environmental Laws or any Permits pursuant to Environmental Laws applicable to the operation of the Business. Any other representation or warranty contained in this Article III notwithstanding, the representations and warranties contained in this Section 3.15, together with those set forth in Section 3.5 (Financial Statements), Section 3.6 (Absence of Undisclosed Liabilities), Section 3.7 (Absence of Changes or Events) and Section 3.8 (Sufficiency of Assets), constitute the sole representations and warranties of Seller relating to any Environmental Law.

Section 3.16         Proceedings. As of the date of this Agreement (a) there are, and during the Lookback Period, have been no Proceedings pending or, to the Knowledge of Seller, threatened, against the Purchased Entity, except as would not reasonably be expected to be material to the Business, taken as a whole, or (b) neither the Purchased Entity nor any property or asset of the Purchased Entity is or has been subject to any Judgment, except as would not reasonably be expected to be material to the Business, taken as a whole.

Section 3.17         Taxes. Except in each case (i) as would not reasonably be expected to be material to the Business, taken as a whole or (ii) with respect to (A) Taxes of Seller or (B) any Tax Return of any consolidated, combined, affiliated or unitary group that includes Seller or any of its Affiliates:

(a)          All Tax Returns required to be filed by or with respect to the Purchased Entity have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete. All Taxes required to be paid by or with respect to the Purchased Entity have been timely and fully paid (whether or not shown on a Tax Return).

(b)          There is no Tax Proceeding with respect to any Taxes of the Purchased Entity that is pending or being threatened in writing. Each deficiency resulting from any Tax Proceeding with respect to any Taxes of the Purchased Entity has been paid. No written agreement waiving or extending (other than pursuant to automatic extensions of time to file Tax Returns) the statute of limitations or the period of assessment or collection of any Taxes of the Purchased Entity have been filed or entered into with any Governmental Entity, which waiver or extension is currently in force.

(c)          The Purchased Entity has complied with all applicable Laws relating to the collection and withholding of Taxes.

(d)          The Purchased Entity is, and at all times since its formation has been, treated as a “disregarded entity” for U.S. federal income Tax purposes.

(e)          The Purchased Entity has not participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f)           There are no Liens for Taxes upon any of the assets of the Purchased Entity or the Business other than Permitted Liens.

(g)           The Purchased Entity is not a party to or bound by any Tax allocation, Tax indemnity, Tax receivable, Tax protection, Tax sharing or similar agreement, other than any such agreement entered into in the ordinary course of business the principal purpose of which is not the allocation or sharing of any Tax.

(h)          The Purchased Entity (i) has not received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local Law), in either case that would be binding upon the Purchased Entity after the Closing Date, or (ii) is not and has not been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns on net income, other than a group the common parent of which is RTX.

(i)           The Purchased Entity is not required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of Tax accounting made prior to the Closing, (ii) use of an improper method of accounting for a Pre-Closing Tax Period, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, except to the extent reflected in the calculation of the Income Tax Liability Amount or (v) recapture of any Tax credit or other special Tax benefit that arose prior to the Closing.

(j)           The Purchased Entity does not have a permanent establishment or other taxable presence in any country other than the country of its formation, and no written claim has been made by a Governmental Entity in a jurisdiction where the Purchased Entity does not file Tax Returns that the Purchased Entity is subject to taxation by, or required to file any Tax Return in, such jurisdiction.

(k)            The Purchased Entity has complied in all respects with escheat, unclaimed property and abandoned property Laws.

Section 3.18           Labor Relations; Employees and Employee Benefit Plans.

(a)            As of the date of this Agreement, there are no collective bargaining agreements or other labor agreements (“Collective Bargaining Agreements”) covering Business Employees, and no Business Employees are represented by any labor or trade union, works council or other labor organization (each, a “Labor Organization”).

(b)            Section 3.18(b) of the Seller Disclosure Schedules sets forth a complete and accurate list of each material Purchased Entity Benefit Plan. Seller has made available to Purchaser correct and complete copies (or, where no document exists, a summary) of each material Purchased Entity Benefit Plan, including all amendments thereto (provided, that (i) agreements with individual Business Employees or Former Business Employees may be provided on an anonymized basis and (ii) template employment agreements or offer letters may be provided in lieu of individual employment agreements or offer letters with Business Employees or Former Business Employees, to the extent that such individual agreement or offer letter does not deviate from the template in any material respect), and the following with respect to each Benefit Plan (to the extent applicable): (i) any related trust agreement or other funding instrument, (ii) the most recent IRS (or other Governmental Entity) favorable determination letter or opinion letter, (iii) any summary plan description and each summary of material modifications, (iv) for the three most recent plan years, copies of the Form 5500 annual report and accompanying schedules, any actuarial report (to the extent applicable) and any nondiscrimination and other compliance testing and (v) all material written correspondence and non-routine filings made with a Governmental Entity relating to such Benefit Plan during the Lookback Period.  Each of the Purchased Entity Benefit Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c)            Neither the execution and delivery of this Agreement nor the consummation of the Transaction will (either alone or upon the occurrence of any additional or subsequent event): (i) entitle any Business Employee or other individual service provider of the Purchased Entity who is primarily dedicated to the Business to any material payment or benefit or forgiveness of indebtedness; (ii) result in any acceleration of the time of payment, vesting or funding of any material benefits under any Purchased Entity Benefit Plan; (iii) result in the material breach or violation of or default under, or limit Purchaser’s right to amend, modify or terminate, any Purchased Entity Benefit Plan; or (iv) result in any payment, benefit or other entitlement that would be deductible but for Section 280G of the Code.

(d)            Each of the Purchased Entity Benefit Plans that is intended to be qualified under Section 401 of the Code has obtained a favorable determination letter from the IRS or is in the form of a preapproved plan that is the subject of a favorable opinion or advisory letter from the IRS and, to the Knowledge of Seller, there has been no event, condition or circumstance that has adversely affected or could adversely affect the qualified status of such Purchased Entity Benefit Plan.

(e)            Except as would not reasonably be expected to be material to the Business, taken as a whole, neither the Purchased Entity nor any of its subsidiaries have any obligation or Liability with respect to (i) an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” (within the meaning of Section 4063 or 4064 of ERISA), or (iii) any “multiple employer plan” (within the meaning of ERISA or the Code).

(f)             Except as would not reasonably be expected to be material to the Business, taken as a whole, each Benefit Plan is and has been operated in accordance with its terms and the requirements of all applicable Laws in all material respects.

(g)            Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, during the Lookback Period, there have been no strikes, lockouts, unfair labor practices, or other material labor disputes or labor organizing activity with respect to any Business Employees.

(h)            Subject to the requirements of Section 5.1(b), Seller has made available to Purchaser’s outside legal counsel and appropriately structured clean team a complete and accurate list of each Business Employee as of the date of this Agreement (as such list shall be updated in accordance with Section 5.6(a) herein) and including, with respect to each such Business Employee, (i) anonymized employee identification number, (ii) position, (iii) classification as exempt or nonexempt under the federal Fair Labor Standards Act and equivalent state or provincial wage and hour laws (in each case, if applicable), (iv) annual base salary or hourly wage rate, (v) the identity of the employer, (vi) target bonus incentive opportunity (if applicable), (vii) most recent equity award value, (viii) location of employee, (ix) remote, in-person or hybrid status, (x) years of continuous service, (xi) amount of accrued paid time off based on Seller records as of June 5, 2026, (xii) leave of absence status as of June 5, 2026 (including leave type and start date of leave), and (xiii) visa end dates for employees without a permanent right to work. To the Knowledge of Seller, the Business Employees are sufficient to operate the Business in all material respects in the manner in which it is currently conducted.

(i)             Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, Seller and its Affiliates (including the Purchased Entity) are not, and during the Lookback Period have not been, subject to or involved in any labor or employment-related Proceedings, legal claims, charges, complaints, or investigations with respect to the Business or any Business Employee, and no such matters are pending or threatened in writing.

(j)             Except as would not reasonably be expected to be material to the Business, taken as a whole, to the Knowledge of Seller, no Business Employee is in violation of any material term of any employment agreement or restrictive covenant obligation: (i) to the Purchased Entity or (ii) to a former employer of any such Business Employee relating (A) to the right of any such employee to be employed by the Purchased Entity or (B) to the knowledge or use of trade secrets or proprietary information.

Section 3.19           Intercompany Agreements. Other than (a) any Contracts that are neither material in amount in relation to the Business nor necessary for Purchaser to conduct the Business in all material respects as it is conducted as of the date of this Agreement, (b) the Transaction Documents and the Contracts contemplated thereby, (c) the Converting IOTs, and (d) any Contracts that will be terminated at or prior to the Closing or will be terminated pursuant to this Agreement, Section 3.19 of the Seller Disclosure Schedules lists all of the Intercompany Agreements.

Section 3.20           Brokers. Other than Robert W. Baird & Co. Incorporated, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller and its Affiliates.

Section 3.21           Acknowledgment of No Other Representations or Warranties.

(a)            Seller acknowledges and agrees that, except for the representations and warranties contained in Article IV, neither Purchaser nor any of its Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Purchaser or any of its Affiliates or with respect to any other information provided, or made available, to Seller or any of its Affiliates or Representatives in connection with the transactions contemplated hereby and by the other Transaction Documents. Seller acknowledges and agrees that neither Purchaser nor any of its Affiliates or Representatives nor any other Person will have, or be subject to, any Liability or other obligation to Seller, its Affiliates or Representatives or any other Person resulting from the sale and purchase of the Purchased Interests or Seller’s use of, or the use by any of its Affiliates or Representatives of, any information, including information, documents, projections, forecasts, business plans or other material made available to Seller, its Affiliates or Representatives, presentations or meetings or any documents prepared by, or on behalf of, Purchaser or any of its Affiliates or Representatives in connection with the transactions contemplated by this Agreement. Seller acknowledges and agrees that it is not relying on any representation or warranty of Purchaser or any of its Affiliates or Representatives or any other Person, other than those representations and warranties specifically and expressly set forth in Article IV. Seller acknowledges and agrees that Purchaser and its Affiliates disclaim any and all representations and warranties, whether express or implied, except for the representations and warranties contained in Article IV.

(b)            Seller acknowledges that neither Purchaser nor any of its Affiliates or Representatives has made any warranty, express or implied, as to the prospects of Purchaser or its Affiliates, or with respect to any forecasts, projections or business plans or other information delivered to Seller or any of its Affiliates or Representatives in connection with Seller’s review of Purchaser and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information.

Article IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedules (it being agreed that the disclosure of any matter in any Section in the Purchaser Disclosure Schedules shall be deemed to have been disclosed in any other Section in the Purchaser Disclosure Schedules to which the applicability of such disclosure is reasonably apparent), Purchaser hereby represents and warrants to Seller as follows:

Section 4.1             Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all necessary organizational power and authority to carry on its business as presently conducted, except in any case as would not reasonably be expected to materially impair or prevent the ability of Purchaser to consummate the Transaction and the other transactions contemplated by this Agreement and by the other Transaction Documents (a “Purchaser Material Adverse Effect”).

Section 4.2             Authority; Execution and Delivery; Enforceability. Purchaser has all necessary corporate power and authority to execute this Agreement, the Transaction Documents and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement, the Transaction Documents and the consummation by Purchaser of the Transaction and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action of Purchaser. Purchaser has duly executed and delivered this Agreement, and assuming due authorization, execution and delivery by Seller, this Agreement and each of the Transaction Documents will constitute its valid and binding obligation, enforceable against Purchaser in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

Section 4.3             No Conflicts; Consents; Governmental Authorizations. The execution and delivery by Purchaser of this Agreement does not, and the execution by Purchaser or its Affiliates (if applicable) of the other Transaction Documents will not, and the consummation of the Transaction and the other transactions contemplated hereby and thereby and compliance by Purchaser with the terms hereof and thereof will not, conflict with, or result in any violation of, breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any provision of (a) the Organizational Documents of Purchaser or its Affiliates, (b) any Judgment or Law applicable to Purchaser or its Affiliates, or the properties or assets of Purchaser or its Affiliates, or (c) any material Contract of Purchaser or any of its Affiliates, except, in the case of the foregoing clauses (a), (b) and (c), for any such items that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No Approval of any Governmental Entity is required to be obtained or made by or with respect to Purchaser or its Affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby, other than in respect of the CFIUS Approval, the DCSA Approval and any other Antitrust and National Security Laws set forth on Section 4.3 of the Purchaser Disclosure Schedules.

Section 4.4             Sufficiency of Funds. The Guarantor has as of the date of this Agreement, and each of the Guarantor and Purchaser will have available to it at the Closing, access to sufficient cash or available credit facilities necessary to enable Purchaser to satisfy all of its obligations under this Agreement and the other Transaction Documents on the terms and subject to the conditions set forth herein and therein, including payment of the Closing Purchase Price and the Purchase Price, and any fees and expenses of or payable by Purchaser or any Affiliate of Purchaser pursuant to the terms of this Agreement, as and when contemplated by, or required in connection with the transactions described in, this Agreement or any other Transaction Document. Purchaser expressly acknowledges and agrees that its obligations under, or contemplated by, this Agreement or any other Transaction Document are not subject to, or conditioned on, the receipt or availability of any funds or financing.

Section 4.5             Proceedings. There are no Proceedings or claims pending or, to the Knowledge of Purchaser, threatened against Purchaser that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.6             Organizational Conflict of Interest. Neither Purchaser, nor any of its Affiliates, has performed any activities pursuant to any Contract with any U.S. Governmental Entity, any prime contractor of a U.S. Governmental Entity in its capacity as a prime contractor or any subcontractor with respect to any such Contract, and, to the Knowledge of Purchaser, no other facts or circumstances exist that are likely to create any actual or potential Organizational Conflict of Interest (as defined in Federal Acquisition Regulations (FAR) Subpart 9.5) as a result of the Transaction.

Section 4.7             Debarment. Neither Purchaser, nor any of its Affiliates, is presently debarred, suspended, proposed for debarment or declared ineligible for the award of Contracts by any Governmental Entity and, to the Knowledge of Purchaser, no basis for such an action exists.

Section 4.8             Export and Import Registrations. Purchaser is, and at the time of the Closing will continue to be, registered with DDTC under 22 C.F.R. Part 122 to engage in the manufacturing and exporting of defense articles, related technical data and defense services as defined on the United States Munitions List (such registration, a “DDTC Registration”). Purchaser is, or as of the Closing will be, registered with all relevant regulators in the jurisdictions in which the Business will engage in activities governed under Export Control Laws.

Section 4.9             Acknowledgment of Pre-Closing Services. Purchaser acknowledges that RTX and its Subsidiaries provide certain limited services, rights and support to the Business and the Retained Businesses (including with respect to the following matters: tax, legal, compliance and governmental affairs, information technology support, audit, accounting, treasury, insurance, business development, capital raising and intercompany financing and access to shared facilities, including any research centers), in each case, that will not continue after the Closing except to the extent expressly provided in the Transition Services Agreement (including any Omitted Services, as defined therein, that may be provided under the Transition Services Agreement) or already performed within or by the Business.

Section 4.10           Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 4.11           Investigation. Purchaser has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of the Transaction and the other transactions contemplated by this Agreement and the Transaction Documents. Purchaser confirms that Seller has made available to Purchaser and its Affiliates and Representatives the opportunity to ask questions of the officers and management of Seller and the Business, as well as access to the documents, information and records of or with respect to the Purchased Entity and the Business and to acquire additional information about the business and financial condition of the Purchased Entity and the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Purchased Entity and the Business.

Section 4.12           Securities Act. Purchaser is acquiring the Purchased Interests solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act. Purchaser acknowledges that the Purchased Interests are not registered under the Securities Act, any applicable state securities Laws or any applicable federal or other securities Laws, and that such Purchased Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act and applicable state and federal and other securities Laws or pursuant to an applicable exemption therefrom. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Interests and is capable of bearing the economic risks of such investment.

Section 4.13           Solvency. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents with the intent to hinder, delay or defraud either present or future creditors of Purchaser, Seller or the Purchased Entity or any of their respective Subsidiaries. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith):

(a)            the Fair Value of the assets of Purchaser and its Subsidiaries, taken as a whole, shall be greater than the total amount of the liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed) of Purchaser and its Subsidiaries, taken as a whole;

(b)            Purchaser and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c)            Purchaser and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

For purposes of this Section 4.13, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Purchaser and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

Section 4.14           Acknowledgment of No Other Representations or Warranties.

(a)            Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III, neither Seller nor any of its Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Seller, the Purchased Entity or their respective Affiliates, the Business or with respect to any other information provided, or made available, to Purchaser or any of its Affiliates or Representatives in connection with the transactions contemplated hereby and by the other Transaction Documents. Purchaser acknowledges and agrees that neither Seller nor any of its Affiliates or Representatives nor any other Person will have, or be subject to, any Liability or other obligation to Purchaser, its Affiliates or Representatives or any other Person resulting from the sale and purchase of the Purchased Interests to Purchaser or its Affiliates or Purchaser’s use of, or the use by any of its Affiliates or Representatives, of any information, including information, documents, projections, forecasts, business plans or other material (including any Confidential Information (as defined in the Confidentiality Agreement)) made available to Purchaser, its Affiliates or Representatives in any virtual data room, confidential information memorandum or presentations, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Seller, the Purchased Entity or any of their respective Affiliates or Representatives, or Purchaser or its Affiliates or Representatives, the Financing Parties or any of Purchaser’s potential financing sources in connection with Purchaser’s financing activities with respect to the transactions contemplated by this Agreement. Purchaser acknowledges and agrees that it is not relying on any representation or warranty of Seller, the Purchased Entity or any of their respective Affiliates or Representatives or any other Person, other than those representations and warranties specifically and expressly set forth in Article III. Purchaser acknowledges and agrees that Seller and the Purchased Entity and their respective Affiliates disclaim any and all representations and warranties, whether express or implied, except for the representations and warranties contained in Article III. Purchaser acknowledges and agrees that neither Seller, nor the Purchased Entity nor any of their respective Affiliates makes any express or implied representation or warranty with respect to the Retained Businesses.

(b)            Purchaser acknowledges that neither Seller, nor the Purchased Entity nor any of their respective Affiliates or Representatives has made any warranty, express or implied, as to the prospects of the Purchased Entity, the Business, or its profitability for Purchaser, or with respect to any forecasts, projections or business plans or other information (including any Confidential Information (as defined in the Confidentiality Agreement)) delivered to Purchaser or any of its Affiliates or Representatives in connection with Purchaser’s review of the Business and the Purchased Entity and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information.

Article V
COVENANTS

Section 5.1              Efforts.

(a)            From and after the date hereof, Purchaser and its Affiliates and Seller and its Affiliates shall use reasonable best efforts to consummate and make effective in the most expeditious manner possible the Transaction and the other transactions contemplated by this Agreement. Without limiting the foregoing, Purchaser’s and its Affiliates’ obligations hereunder shall include: (i) the obtaining of all actions or non-actions, including any consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Entity or other Person that are or may become necessary in connection with the consummation of the Transaction and the other transactions contemplated by this Agreement, (ii) the preparation and filing of all forms, registrations, filings, petitions, statements, notices, submissions of information, applications and other documents (including filings with Governmental Entities) that are required to be filed to consummate the Transaction and the other transactions contemplated by this Agreement, (iii) the taking of all actions necessary, proper or advisable to obtain (and cooperating with Seller in obtaining) any Approval of, or to avoid a Proceeding by, any third party, including any Governmental Entity (which actions shall include furnishing all information required in connection with any Regulatory Approvals) in connection with the Transaction, and the other transactions contemplated by this Agreement, (iv) the contesting and defending of any lawsuits or other Proceedings including related appeals Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the Transaction, or the transactions contemplated by this Agreement, performed or consummated by each party in accordance with the terms of this Agreement, including by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Governmental Entity or seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed, and (v) the execution and delivery of any additional instruments that are or may reasonably become necessary, proper or advisable to consummate the Transaction and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Additionally, each of Purchaser and Seller shall, in consultation and cooperation with the other and as promptly as reasonably practicable, but in no event later than ten (10) Business Days from the date of this Agreement, make its respective filing under the HSR Act, and Purchaser or Purchaser and Seller or the Purchased Entity shall together, as applicable, make any filings under any Antitrust and National Security Law as set forth on Section 3.4 of the Seller Disclosure Schedules (the “Required Regulatory Approvals”), as promptly as practicable, but in no event later than as required by applicable Law, and shall promptly (and not later than [redacted – commercially sensitive information]) make any draft filing required in connection with the CFIUS Approval in accordance with Section 721, make any final filing in connection with the CFIUS Approval and in accordance with Section 721 after receipt of confirmation that CFIUS has no further comment to the draft filing, and provide any information requested by CFIUS or any other agency or branch of the U.S. Government in connection with the CFIUS review or investigation of the Transaction within the timeframes set forth in Section 721 (the date on which the final filing is submitted, the “CFIUS Final Filing Date”). Neither Seller nor Purchaser will extend the timing for any review period by any Governmental Entity in connection with obtaining Regulatory Approvals, without the prior written consent of the other party. Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the other party, neither Seller nor any of its respective Affiliates, on the one hand, nor Purchaser or any of its respective Affiliates, on the other hand, will be required to pay prior to the Closing any fee, penalty or other consideration (other than customary filing and notification fees required to be paid to any Governmental Entities) to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement. To the extent that transfers of any Permits are required as a result of the execution of this Agreement or the consummation of the Transaction or the other transactions contemplated by this Agreement, the parties hereto shall use reasonable best efforts to effect such transfers. Notwithstanding anything to the contrary in this Agreement, from and after the Inside Date, at Seller’s option, (x) the parties’ obligations under Section 5.1 and Section 5.15 with respect to obtaining the DCSA Approval shall continue to apply or (y) the parties’ obligations under Section 5.1 and Section 5.15 with respect to obtaining the DCSA Approval shall not apply, and instead (i) the parties shall use reasonable best efforts to provide notice to and request that the DCSA place the Purchased Entity’s FCL in inactive status until a foreign ownership, control or influence mitigation plan acceptable to the DCSA has been finalized and (ii) Purchaser shall cooperate with Seller and take all actions necessary, proper or advisable to provide such notice and request to DCSA.

(b)            In connection with and without limiting the efforts referenced in Section 5.1(a), the parties shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with any investigation, inquiry, or Proceeding under or relating to any Antitrust and National Security Law prior to their submission; provided that, Purchaser shall ultimately direct the strategy and process in connection with the foregoing. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.3 of this Agreement, each party shall (i) promptly consult with the other party to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) advance copies of) any governmental filings, submissions or other documents made by such party with any Governmental Entity in connection with this Agreement, the Transaction and the other transactions contemplated by this Agreement, (ii) promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication with or from any Governmental Entity or any official, representative or staff thereof regarding the Transaction and the other transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other party in connection with, any such governmental filing, submission or other document or communication with any such Governmental Entity and (iii) cooperate in responding as promptly as practicable to any investigation or other inquiry from a Governmental Entity or any official, representative or staff thereof or in connection with any Proceeding initiated by a Governmental Entity or private party, including promptly notifying the other party of any such investigation, inquiry or Proceeding, and consulting in advance before making any presentations or submissions to a Governmental Entity or any official, representative or staff thereof, or, in connection with any Proceeding initiated by a private party, to any other Person. If either party or any Representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transaction or the other transactions contemplated by this Agreement, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in compliance with such request. In addition, each of Seller and Purchaser shall promptly inform and consult with the other in advance of any meeting, conference or communication with any Governmental Entity or any official, representative or staff thereof, or, in connection with any Proceeding by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Entity, not participate or attend any meeting or conference, or engage in any communication, with any Governmental Entity or any official, representative or staff thereof or such other Person in respect of the transactions contemplated by this Agreement without the other party unless it reasonably consults with the other party in advance and gives the other party a reasonable opportunity to attend and participate therein, and in the event one party is prohibited from, or unable to or decides not to participate, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto. Subject to the Confidentiality Agreement and Section 5.3, each party shall furnish the other party with copies of all correspondence, filings, submissions and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Entity or any official, representative or staff thereof (or any other Person in connection with any Proceeding initiated by a private party) with respect to this Agreement and the Transaction or the other transactions contemplated by this Agreement. Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided under this Section 5.1 as “outside counsel/corporate in-house antitrust counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel, and corporate in-house antitrust counsel of the recipient and will not be disclosed by such outside counsel and corporate in-house antitrust counsel to employees (other than corporate in-house antitrust counsel), officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; provided that materials provided under this Section 5.1(b) may be redacted (A) to remove personal information; (B) to remove references concerning the valuation of or future plans for the Business or any other business of Seller or any of its Affiliates or the process in which Seller and its Affiliates have engaged in connection with a sale of the Business; (C) as necessary to comply with contractual obligations; (D) as necessary to comply with applicable Law; and (E) as necessary to address reasonable privilege concerns.

(c)            In furtherance of and without limiting the efforts referenced in Section 5.1(a), Purchaser and its Affiliates shall use reasonable best efforts to avoid or eliminate each and every impediment under any Antitrust and National Security Law that may be asserted by any Governmental Entity so as to enable the consummation of the Transaction as promptly as practicable, and in any event prior to the Outside Date, including (i) proposing, negotiating, agreeing, accepting the imposition of, committing to and effecting, by consent decree, hold separate orders or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, otherwise encumber or impair or take any other action with respect to Purchaser’s or any of its Affiliates’ ability to own or operate any assets, properties, businesses or product lines of Purchaser or any of its Affiliates or Purchaser’s or its Affiliates’ ability to own or operate any assets, properties, businesses or product lines of the Business, (ii) terminating, amending, relinquishing, modifying, waiving or assigning existing relationships, ventures or contractual rights, obligations or other arrangements of Purchaser or its Affiliates, (iii) changing or modifying, or agreeing not to engage in, any course of conduct regarding future operations, (iv) committing to take any such actions in the foregoing clauses (i), (ii) or (iii) or entering or offering to enter into agreements and stipulating to the entry of any Judgment or filing appropriate applications with any Governmental Entity in connection with any of the actions contemplated by the foregoing clauses (i), (ii) or (iii) (each of the foregoing clauses (i), (ii), (iii) and (iv), individually or collectively, “Remedial Actions”), provided that such Remedial Actions would not reasonably be expected to have a Business Material Adverse Effect on the Business, taken as a whole, or a materially negative impact on the business of the Guarantor and its Subsidiaries, taken as a whole, and (v) in the event that any Judgment by or with any Governmental Entity is entered or becomes reasonably foreseeable to be entered that would make consummation of the Transaction illegal or that would otherwise prevent or delay consummation of the Transaction or the other transactions contemplated by this Agreement as violative of any Antitrust and National Security Law (including the filing of a complaint to prevent the consummation of the Transaction), taking any and all steps (including the posting of a bond, commencement, contesting, appealing and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, or the taking of the steps contemplated by clause (i) above) necessary to vacate, modify, appeal or suspend such Judgment; provided that Purchaser shall not be required pursuant to this Section 5.1 to commit to or effect any Remedial Action that is not conditioned upon the consummation of the Transaction; provided, further, that Purchaser and its Affiliates may be required to agree to effect a Remedial Action(s) prior to but subject to or in connection with the consummation of the Transaction. Seller and Purchaser shall cooperate with each other and work in good faith to develop the strategy relating to any Remedial Actions and in connection with the process of effecting (including negotiating or committing to effect) any Remedial Actions, including any divestiture process and any communications with potential divestiture buyers relating thereto.

(d)            Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party whose Approval is sought in connection with the Transaction and the other transactions contemplated by this Agreement.

(e)            Whether or not the Transaction is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal and professional fees) to any third party or any Governmental Entity in order to obtain any Approvals pursuant to this Section 5.1, other than the fees of and payments to Seller’s (or its Affiliates’) legal and professional advisors.

(f)             Any other provision in this Section 5.1 or otherwise in this Agreement notwithstanding, Seller and its Affiliates shall not under any circumstance (i) be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any Approval or (ii) have any Liability whatsoever to Purchaser arising out of or relating to the failure to obtain any Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement, or because of the termination of any Contract as a result of any of the foregoing. Purchaser acknowledges that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached solely as a result of (A) the failure to obtain any Approval, (B) any termination of a Contract referred to in the immediately preceding sentence or (C) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Approval or any such termination.

(g)            Purchaser shall not (and shall cause its Subsidiaries and Affiliates not to) make, or agree to make, any acquisition that would be reasonably likely to prevent or materially delay the Closing.

Section 5.2             Covenants Relating to Conduct of Business.

(a)            Except (i) as set forth in Section 5.2 of the Seller Disclosure Schedules, (ii) as required by applicable Law, (iii) as otherwise required or contemplated by the terms of this Agreement or (iv) to the extent relating to any Retained Business, from the date of this Agreement to the Closing, and except as Purchaser may otherwise consent to in writing (such consent not to be unreasonably withheld, conditioned or delayed) (it being understood that the failure of Purchaser to respond to a written request for consent (email being sufficient) within three (3) Business Days thereafter shall be deemed to constitute consent for all purposes hereunder), Seller shall (and shall cause the Purchased Entity to) use commercially reasonable efforts to (A) conduct the Business in all material respects in the ordinary course and (B) preserve intact the business organization and goodwill of the Purchased Entity; provided that no action by Seller or its Affiliates with respect to matters specifically addressed by any other provision of this Section 5.2 shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such other provision.

(b)            Except (i) as set forth in Section 5.2 of the Seller Disclosure Schedules, (ii) as required by applicable Law, (iii) as otherwise required or contemplated by the terms of this Agreement or (iv) to the extent relating to the Retained Businesses, from the date of this Agreement to the Closing, Seller shall not, and shall cause the Purchased Entity not to, do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) (it being understood that the failure of Purchaser to respond to a written request for consent (email being sufficient) within three (3) Business Days thereafter shall be deemed to constitute consent for all purposes hereunder):

(i)             authorize or effect any amendment to, or change, the Organizational Documents of the Purchased Entity in a manner that is material or adverse to Purchaser;

(ii)            issue, sell, pledge or transfer or propose to issue, sell, pledge or transfer any Equity Interests of the Purchased Entity, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, Equity Interests of the Purchased Entity in each case other than (A) to Seller or the Purchased Entity or any of their respective Subsidiaries or (B) the granting of Permitted Liens;

(iii)           make or declare any non-cash dividend or non-cash distribution in respect of the Equity Interests of the Purchased Entity;

(iv)           (A) hire or engage any individual to be a Business Employee or officer or service provider to the Purchased Entity, other than (x) the hiring or engagement of Business Employees or individual service providers with annual base pay or fees not in excess of [redacted – commercially sensitive information] in the ordinary course of business consistent with past practice or (y) to replace a Business Employee or individual service provider who has resigned or been terminated for cause with a replacement Business Employee or individual service provider upon the same or substantially similar annual base pay or fees and other terms and conditions of employment or engagement, as applicable, to the replaced Business Employee or individual service provider, (B) terminate the employment of any Business Employee with annual base pay in excess of [redacted – commercially sensitive information] other than for cause, (C) engage in any “plant closing,” “mass layoff,” or similar act requiring notice under WARN, or (D) transfer internally (including in response to a request to transfer by an employee), or otherwise alter the duties and responsibilities of, any employee of Seller or any of its Affiliates (including the Purchased Entity) in a manner that would affect whether such employee is or is not classified as a Business Employee;

(v)           except (A) as required under any Benefit Plan as in effect on the date of this Agreement or (B) for any special or one-time payment or award granted to a Business Employee for which Seller or its Affiliates (excluding the Purchased Entity) shall be solely obligated to pay, provided that the value of any such payment or award shall not exceed ten percent (10%) of the applicable Business Employee’s annual base salary, (x) establish, adopt, enter into or materially amend, any Purchased Entity Benefit Plan (or any arrangement that would constitute a Purchased Entity Benefit Plan, if it were in existence on the date of this Agreement), other than entering into an employment agreement or an offer letter in the ordinary course of business consistent with past practice in connection with any hiring that is not in contravention of Section 5.2(b)(iv)(A), (y) take any action to accelerate the vesting or payment, waive any right under, or fund or in any way secure the payment of, compensation or benefits (i) under any Purchased Entity Benefit Plan or (ii) with respect to any Business Employee under any Seller Benefit Plan, or (z) grant any material increase in compensation or benefits to any Business Employee or other current or former employee, officer, director or individual service provider of the Purchased Entity, except for routine annual raises to the base salary or wage rates for Business Employees with an annual base salary equal to or less than [redacted – commercially sensitive information] prior to any such increase in the ordinary course of business as part of an annual performance review that do not exceed six percent (6%) of the applicable Business Employee’s annual base salary;

(vi)           (A) enter into any Collective Bargaining Agreement with any Labor Organization, or (B) voluntarily recognize or certify any Labor Organization or group of employees of Seller or any of its Affiliates (including the Purchased Entity) as the bargaining representative for any Business Employees;

(vii)          grant a written waiver or release of the restrictive covenant obligations of any Business Employee with an annual base pay in excess of [redacted – commercially sensitive information];

(viii)         (A) make any material acquisition of any assets or businesses in excess of [redacted – commercially sensitive information], other than acquisitions in the ordinary course of business or (B) sell, pledge, dispose of or encumber any material assets or businesses for consideration in excess of [redacted – commercially sensitive information], other than in the ordinary course of business;

(ix)            (A) make or commit to make any investments in any other Person; or (B) enter into any joint venture, partnerships or strategic alliances;

(x)            enter into any new line of business or abandon or discontinue any existing material line of business;

(xi)           enter into any agreement that restricts the ability of the Purchased Entity to engage or compete in any line of business in any respect material to the Business, taken as a whole;

(xii)          enter into any (A) Contract for the purchase or lease (as lessee) of real property providing for a purchase price or annual payments in excess of [redacted – commercially sensitive information], (B) material amendment or modification of any lease for any material Leased Property that is adverse to the Purchased Entity or otherwise voluntarily waive any material rights of the Purchased Entity under any lease for any material Leased Property, or (C) sublease of all or any material portion of any Leased Property as sublessor;

(xiii)         settle any Proceeding (other than a Tax Proceeding) other than in the ordinary course of business or involving solely money damages in an amount less than [redacted – commercially sensitive information];

(xiv)         except in the ordinary course of business, or as contemplated by another clause of this Section 5.2(b) or with respect to any Government Bids outstanding as of the date of this Agreement, enter into any Contract that would have been a Material Contract based on size compared to the Material Contracts listed on Section 3.12(a)(i) of the Seller Disclosure Schedule (or materially amend in a manner adverse to the Purchased Entity, terminate, modify or voluntarily waive any material rights of the Purchased Entity under any Material Contract) if entered into prior to the date hereof;

(xv)          make any material change in any method of financial accounting or financial accounting practice or policy applicable to the Business, other than such changes as are required by GAAP or applicable Law or consistent with the Transaction Accounting Principles or otherwise apply generally to Seller, or its Affiliates;

(xvi)         (A) make, change or revoke any material Tax election, (B) adopt or change any material method of accounting for Tax purposes, (C) settle any claim or assessment in a Tax Proceeding in respect of a material amount of Taxes, (D) file any materially amended Tax Return, (E) surrender any claim for a refund of a material amount of Taxes, (F) consent to any extension or waiver (other than pursuant to automatic extensions of time to file Tax Returns) of any limitation period with respect to any claim or assessment for any Taxes, or (G) change any Tax accounting period, in each case, if such action would increase by more than a de minimis amount the Tax liability of the Purchased Entity for any taxable period (or portion thereof) beginning after the Closing Date;

(xvii)        other than in the ordinary course of business, (A) sell, assign, transfer, license, convey or otherwise dispose of any material Business Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business or (B) allow any material Business Registered Intellectual Property Rights to lapse or go abandoned, other than at the end of its respective statutory term or in the ordinary course of prosecution of applications;

(xviii)       permit the Purchased Entity to incur, create or assume any indebtedness for borrowed money (including debt evidenced by loans, notes, bonds, debentures or other similar instruments) in excess of [redacted – commercially sensitive information] in the aggregate, other than in the ordinary course of business or that will be settled, repaid or extinguished at or prior to the Closing;

(xix)          permit the Purchased Entity to make loans or advances to, guarantees for the benefit of, or any investments in, any Person or forgive any Indebtedness owed by any Person, other than loans or advances to employees in the ordinary course of business and loans, advances, guarantees and investments made solely among Seller or any of the Affiliates of Seller;

(xx)           (A) effect any recapitalization, reclassification or any other similar change in the capitalization of the Purchased Entity or (B) adopt any plan or agreement of complete or partial liquidation or dissolution;

(xxi)          enter into any commitment for capital expenditures of the Purchased Entity or the Business to be made following the Closing in excess of [redacted – commercially sensitive information] in the aggregate;

(xxii)        enter into any material transactions with any Person who is an Affiliate of Seller or the Purchased Entity, except for the Transaction;

(xxiii)        take any action that would materially delay or be a primary cause of the Purchased Entity’s not coming into compliance with CMMC Level 2, third party assessment; or

(xxiv)       authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c)            Anything to the contrary in this Agreement notwithstanding, the parties acknowledge and agree that nothing in this Section 5.2 shall be deemed to limit the transfer, use, operation, acquisition or disposition of assets or Liabilities of the Retained Businesses prior to, at or after the Closing. Anything to the contrary in this Agreement notwithstanding, nothing in this Section 5.2 shall prohibit or otherwise restrict in any way the operation of the Retained Businesses.

(d)            Nothing contained in this Agreement shall be construed to give to Purchaser, directly or indirectly, rights to control or direct the Purchased Entity’s or the Business’s operations prior to the Closing. Prior to the Closing, Seller and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the Business. Purchaser acknowledges and agrees that Seller and its Subsidiaries, including the Purchased Entity, may repay or cause to be repaid any Indebtedness of the Purchased Entity or the Business, and the Purchased Entity or Business, as the case may be, may make any distribution of Cash Amounts, in each case, at any time prior to 12:01 a.m. (Eastern Standard Time) on the Closing Date without the consent of, or notice to, Purchaser or any of its Affiliates or Representatives.

Section 5.3             Confidentiality. Purchaser acknowledges that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of that certain letter agreement between MDA Space Ltd. and RTX, dated as of February 17, 2026 (including the clean team agreement entered into in connection therewith, the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Purchased Entity and the Business; provided that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller, the Purchased Entity or any of their respective Affiliates or Representatives, concerning the Retained Businesses, Seller or its Affiliates (other than solely with respect to the Business and the Purchased Entity) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, any termination of the Confidentiality Agreement that has occurred or would otherwise occur notwithstanding. Until the second (2nd) anniversary of the date hereof, Seller shall, and shall cause its Affiliates and Representatives to, keep confidential and not use for any purpose other than in connection with the Transaction any non-public information provided to Seller or its Affiliates or Representatives by or on behalf of Purchaser or its Affiliates or Representatives in connection with the Transaction (including pursuant to Section 5.1), subject to confidentiality and non-use obligations no less protective, mutatis mutandis, than those set forth in the Confidentiality Agreement. From and after the Closing until the second (2nd) anniversary of the Closing Date, Seller shall, and shall cause its Affiliates and Representatives to, keep confidential and not disclose or use any non-public information relating primarily to the Purchased Entity or the Business, except to the extent (a) required by Law, (b) reasonably necessary to enforce its rights or perform its obligations under this Agreement or any Transaction Document, (c) disclosed to its Affiliates or Representatives who need to know such information or (d) such information becomes publicly available other than as a result of a breach of this Section 5.3.

Section 5.4             Access to Information.

(a)            Seller shall afford to Purchaser and its Representatives reasonable access, upon reasonable notice during normal business hours, consistent with and solely to the extent permitted by applicable Law (including, for the avoidance of doubt, all applicable Data Protection Laws and Antitrust and National Security Laws), in furtherance of the consummation of the Transaction and the other transactions contemplated hereby and solely to the extent reasonably necessary for Purchaser to reasonably prepare to integrate the Business after the Closing, and in accordance with the procedures established by Seller, during the period prior to the Closing, to the properties, books, Contracts and records and senior management employees of Seller and the Purchased Entity, in each case to the extent related to the Business; provided that neither Seller nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates may be subject or provide access to classified properties, books, Contracts or records in discharging their obligations pursuant to this Section 5.4(a). Seller shall, for five (5) years after the Closing, make available, or cause their respective Subsidiaries to make available, upon Purchaser’s reasonable prior written request (i) Business Employee personnel files only after the Closing Date (and shall have no obligation to provide or make available any personnel files of any Former Business Employees or any other employees of Seller or its Affiliates who are not Business Employees) and (ii) books, records and other materials that relate primarily to the Business but are not held by the Purchased Entity as of the Closing, solely to the extent such books, records and other materials relate to the Business and are capable of being separated from information that does not relate to the Business; provided that Seller shall be obligated to provide access or make available only such personnel files, books, records and other materials (A) that are commercially reasonably accessible in Seller’s or its Affiliates’ files; (B) are primary and not supporting records; (C) in the format they exist in Seller’s or its Affiliates’ files; (D) subject to redaction of information that is not related to the Business; and (E) with respect to electronic records, that is Structured Data; provided, further, that, to the extent such records would be unduly expensive to redact or separate from information that does not relate to the Business, the parties shall discuss in good faith a fifty-fifty (50-50) cost sharing approach and use commercially reasonable efforts to agree on such approach. Prior to the Closing Date, Purchaser shall not conduct any environmental site assessment or conduct any invasive testing or any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility on the Leased Property or any other property of Seller, the Purchased Entity or any of their respective Affiliates. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.4 shall prohibit communications in the ordinary course of business of Purchaser and unrelated to the Transaction.

(b)            Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4(a) (i) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business (or any other business of Seller or any of its Affiliates, including the Retained Businesses) and in a manner that complies with all applicable Laws (including, for the avoidance of doubt, all applicable Data Protection Laws) and (ii) none of Purchaser or any of its Representatives (acting on behalf of or at the direction of Purchaser) shall communicate with or contact any Business Employee or Former Business Employee or customer, vendor or supplier, landlord or other commercial partner of the Business regarding the Business, Seller, the Purchased Entity or the transactions contemplated by this Agreement or the Transaction Documents without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information (A) in connection with any actual or purported due diligence investigation after the date hereof, (B) where, pursuant to the advice of counsel, such access or disclosure would jeopardize attorney-client or other applicable privilege or protection, or contravene any applicable Laws or confidentiality obligations (provided, that Seller, the Purchased Entity and Purchaser shall work in good faith to develop an alternative means by which to provide Purchaser such information in a manner that does not result in the waiver of attorney-client or other applicable privilege or protection, or contravene applicable Laws or confidentiality obligation, as applicable), or (C) to the extent primarily related to the Retained Businesses.

(c)            Purchaser agrees that it will only process Personal Data provided to it by Seller or any of its Affiliates in accordance with all applicable Data Protection Laws and implement and maintain at all times appropriate technical and organizational measures designed to protect such Personal Data against unauthorized or unlawful processing and accidental loss, destruction, damage, alteration and disclosure. In addition, Purchaser agrees to provide reasonable assistance to Seller in respect of any of Seller’s or its Affiliates’ obligations under applicable Data Protection Laws affecting the disclosure of such Personal Data to Purchaser and will not knowingly process such Personal Data in such a way to cause Seller or any of its Affiliates to violate any of its or their obligations under any applicable Data Protection Laws.

(d)            From and after the Closing through the sixth (6th) anniversary of the Closing Date (except to the extent relating to Tax matters (access, cooperation and procedures with respect to which are governed exclusively by Article VI)), subject to Seller entering into a customary confidentiality agreement with Purchaser or one of its Affiliates, Purchaser shall, and shall cause its Affiliates to, afford Seller and its Representatives, during normal business hours, upon reasonable notice, reasonable access to the books and records and employees of the Business and the Purchased Entity to the extent that such access is reasonably requested by Seller or one of its Affiliates in connection with preparation of financial statements, satisfaction of reporting obligations, defense of claims and compliance with applicable Laws; provided that nothing in this Agreement shall limit Seller’s or any of its Affiliates’ rights of discovery. Seller agrees to use commercially reasonable efforts so that any investigation undertaken pursuant to the access granted under this Section 5.4(d) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business (or any other business of Purchaser or any of its Affiliates) and in a manner that complies with all applicable Laws (including, for the avoidance of doubt, all applicable Data Protection Laws). Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be required to provide access to or disclose information where, pursuant to the advice of counsel, such access or disclosure would jeopardize attorney-client or other applicable privilege or protection, or contravene any applicable Laws or confidentiality obligations (provided, that Purchaser, the Purchased Entity and Seller shall work in good faith to develop an alternative means by which to provide Seller such information in a manner that does not result in the waiver of attorney-client or other applicable privilege or protection, or contravene applicable Laws or confidentiality obligations, as applicable).

(e)            Except for Tax Returns and other documents governed by Article VI, Purchaser agrees to hold all the books and records of the Business and the Purchased Entity existing on the Closing Date and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller.

(f)             Until twenty (20) Business Days following termination of the Transition Services Agreement: (i) to the extent Seller or its Affiliates, as applicable, reasonably believes that any data, tools and/or software stored on the Business IT Assets could reasonably result in unauthorized access to the information technology systems and Technology of the Retained Businesses from and after the Closing, Seller or its applicable Affiliate shall provide written notice thereof to Purchaser, and the parties hereto shall cooperate in good faith to prevent such access, which may include deleting such data, tools or software, and (ii) to the extent Seller or its Affiliates, as applicable, reasonably believes that measures are required with respect to the Business IT Assets to ensure that the transfer of the Business IT Assets to Purchaser pursuant to this Agreement and the other Transaction Documents, and the transactions contemplated hereby and thereby, as applicable, complies with applicable Laws (including applicable Data Protection Laws), Seller or its applicable Affiliate shall provide written notice thereof to Purchaser, and the parties hereto shall cooperate in good faith to ensure such compliance with applicable Laws.

(g)            Notwithstanding anything to the contrary in this Section 5.4, no party shall be deemed to have breached this Section 5.4 as a result of any pandemic, epidemic, disease outbreak or natural disaster event that limits access to the Business.

(h)            From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall deliver, or cause to be delivered, to Purchaser unaudited balance sheet and statement of income of the Business as of the end of each quarterly period then ended, in each case by the forty-fifth (45th) day of each subsequent quarter. Such financial statements shall be prepared by management of the Purchased Entity from the books and records of the Purchased Entity as prepared for internal purposes.

Section 5.5             Publicity. No party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law (including applicable securities Laws) or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication; provided that, without prior consent of the other party, each party hereto or any of its Affiliates or Representatives may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution pursuant to this Section 5.5.

Section 5.6             Employee Matters.

(a)            Treatment of Business Employees.

(i)             Employee Transfers. No later than ten (10) Business Days prior to the Closing Date, Seller shall provide Purchaser with an update to the list of Business Employees and related information in Section 3.18(d), subject to Section 5.2(b). On or prior to the Closing, Seller shall use reasonable best efforts to transfer the employment of each Business Employee who is employed by Seller or its Affiliates (other than the Purchased Entity) (each, a “Transferring Employee”) to the Purchased Entity effective as of no later than immediately prior to the Closing Date. With respect to each Transferring Employee who Seller reasonably expects that, despite using reasonable best efforts to effect an employee transfer as set forth in the preceding sentence, Seller will be unable to transfer such Business Employee to the Purchased Entity effective as of no later than immediately prior to the Closing Date and Seller notifies Purchaser of this expectation no later than ten (10) Business Days prior to the Closing Date, Purchaser shall, or shall cause its applicable Affiliate to, provide to each such Business Employee, no later than five (5) Business Days prior to the Closing Date, a written offer of employment that is effective as of, and contingent upon, the Closing and that provides for employment with Purchaser or an Affiliate thereof commencing as of the Closing recognizing continuity of service and on terms and conditions consistent with this Section 5.6.

(ii)            Each Business Employee who is employed by the Purchased Entity as of the Closing or who timely commences employment with Purchaser or an Affiliate thereof as of the Closing in accordance with the terms of this Section 5.6(a) or, as of a later date in accordance with Section 5.6(a)(i), shall be referred to herein as a “Transferred Business Employee.”

(b)            Compensation and Benefit Continuation. With respect to each Transferred Business Employee, Purchaser shall maintain, or cause its applicable Affiliate to maintain, for a period of twelve (12) months following the Closing Date, (i) the same wage rate or cash salary level in effect for such employee immediately prior to the Closing, (ii) short-term cash incentive opportunities that are substantially similar in value in the aggregate to the short-term cash incentive opportunities being provided (or made available) to each Transferred Business Employee immediately prior to the Closing, and (iii) other employee benefit plans (other than defined benefit pension, equity or equity-based, post-employment health or welfare, long-term, non-qualified deferred compensation, severance compensation or benefits and retention, change in control or other one-off payments or benefits) that are substantially comparable in value in the aggregate as those in effect immediately prior to the Closing. Notwithstanding the foregoing, for purposes of determining the value of benefits provided to each Transferring Employee immediately prior to Closing in accordance with clause (iii) of the immediately preceding sentence, such determination shall be made by reference to the Purchased Entity Benefit Plans in which the applicable Transferring Employee participates or would reasonably be expected to participate as of immediately prior to the Closing (and without regard to any Seller Benefit Plans). The obligation set forth in this Section 5.6(b) shall in no event limit Purchaser’s obligations under applicable Law, which shall apply in addition to the obligations set forth in this Section 5.6(b). In addition, with respect to each Transferred Business Employee who participates as of immediately prior to the Closing in a Benefit Plan that provides education benefits, Purchaser shall maintain, or cause its applicable Affiliate to maintain, an employee benefit plan providing education benefits substantially equivalent to those in effect immediately prior to the Closing at least until such Transferred Business Employee completes the educational degree in which such Transferred Business Employee was enrolled immediately prior to the Closing. The obligation set forth in this Section 5.6(b) shall in no event limit Purchaser’s obligations under applicable Law, which shall apply in addition to the obligations set forth in this Section 5.6(b).

(c)            Service Credit. As of and after the Closing, Purchaser shall provide to each Transferred Business Employee full credit for the length of service with Seller and its Affiliates (and their predecessors) for all purposes (except as set forth below) under each employee benefit plan, policy or arrangement, in each case, maintained for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates, for such Transferred Business Employee’s service prior to the Closing with Seller or any of its Affiliates (and their predecessors), to the same extent such service is recognized by Seller and its Affiliates immediately prior to the Closing.

(d)            Health Coverages. In the event that Purchaser transitions any Transferred Business Employee from any Purchased Entity Benefit Plans that are group health plans (“Purchased Entity Group Health Plans”) to any group health plans sponsored by Purchaser or its Affiliates (“Purchaser Group Health Plans”), Purchaser shall (i) cause each such Transferred Business Employee (and his or her “eligible dependents,” as defined in the applicable Purchased Entity Group Health Plans) to be covered immediately upon the Closing by a Purchaser Group Health Plan or plans that comply with the provisions of Section 5.6(b), (ii) use commercially reasonable efforts to cause any pre-existing condition exclusions, waiting periods and actively-at work requirements of such Purchaser Group Health Plan to be waived for such Transferred Business Employee or dependent (other than any limitation already in effect under the applicable Purchased Entity Group Health Plan), and (iii) provide such Transferred Business Employee full credit, for the plan year in which the Closing Date occurs, for any deductible or co-payment already incurred by the Transferred Business Employee under the applicable Purchased Entity Group Health Plan and for any other out-of-pocket expenses that count against any maximum out-of-pocket expense provision of the applicable Purchased Entity Group Health Plan or Purchaser Group Health Plans.

(e)            Severance.

(i)             Subject to Purchaser’s compliance with its obligations under this Section 5.6, Seller shall, and shall cause its Affiliates to, retain, and from and after the Closing shall reimburse and otherwise indemnify and hold Purchaser and its Affiliates harmless against any Liability for severance or other termination benefits, gratuities or indemnities (including as required under applicable Law) and that are incurred by Purchaser and its Affiliates in the event of the failure of a Business Employee (other than a Transferred Business Employee), for any reason, to continue employment with, or transfer employment to, Purchaser or its Affiliates at the Closing; provided, however, Seller shall have no obligation to reimburse, indemnify or hold harmless Purchaser or its Affiliates for any such Liability to the extent arising out of or resulting from any action or inaction by Purchaser or its Affiliates prior to, at or after the Closing, including any modification of employment terms, termination decisions, or failure to comply with applicable Law or this Agreement, or any breach by Purchaser of its obligations under this Agreement. If Purchaser does not comply with its obligations under this Section 5.6, Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise indemnify and hold Seller and its Affiliates harmless against any Liability for severance or other termination benefits, gratuities or indemnities required to be paid pursuant to the terms of a Benefit Plan, applicable Law or otherwise.

(ii)            With respect to each Transferred Business Employee who experiences a severance-qualifying termination of employment (as described in Section 5.6(e)(ii) of the Seller Disclosure Schedules) on, or within the (12)-month period following, the Closing Date, Purchaser shall provide severance benefits not less favorable than the applicable severance benefits described in Section 5.6(e)(ii) of the Seller Disclosure Schedules, and to the extent applicable, the amount of such severance benefits shall be calculated taking into account the Transferred Business Employee’s period of employment with Seller and its Affiliates (and their predecessors) prior to the Closing and with Purchaser or its Affiliates on and after the Closing.

(f)             Retention Award Payments. Purchaser shall, or shall cause its Affiliates to, assume all Liability with respect to and pay any amounts payable under the Retention Awards, and Seller and its Affiliates shall not have any Liability for the payment of the Retention Awards.

(g)            WARN and Corresponding State Laws. On or before the Closing Date, Seller shall provide a list of the names and site of employments of any and all Business Employees and other employees of Seller or any of its Affiliates who are located at the same sites of employment as a Business Employee, in each case, who have experienced an “employment loss” as defined by WARN within ninety (90) days prior to the Closing Date. Seller shall update this list up to and including the Closing Date. Purchaser shall be solely responsible for and agrees to indemnify and hold harmless Seller and its Affiliates from and against any Liability under WARN, to any Business Employee who is found to have suffered an “employment loss” under WARN on or after the Closing Date as a result of the actions of Purchaser or any of its Affiliates, and any and all other Liabilities, including attorneys’ fees, arising out of or resulting from the actions of Purchaser or any of its Affiliates, or their failure to serve sufficient notice pursuant to WARN.

(h)            Paid Time Off. Purchaser shall recognize and assume all Liabilities with respect to accrued but unused vacation time for all Transferred Business Employees (including any Liabilities to Transferred Business Employees for payments in respect of earned but unused paid time off that arise as a result of the transfer of employment contemplated by this Article V). Purchaser shall promptly (and, in any event, within ten (10) Business Days following the later of the Closing Date and the date of the applicable payment) reimburse Seller or its applicable Affiliates for any payments made by them to any Transferred Business Employees in respect of earned but unused paid time off that become due pursuant to applicable Law as a result of the transfer of employment contemplated by this Article V. Purchaser shall allow Transferred Business Employees to use the paid time off recognized or established in accordance with the first sentence of this Section 5.6(h), and shall allow Transferred Business Employees to take unpaid time off equal to the amount of earned but unused paid time off paid pursuant to the second sentence of this Section 5.6(h), in each case in accordance with the terms of the Purchased Entity Benefit Plans in effect as of immediately prior to the Effective Time (in addition to, and not in lieu of, any paid time off accrued under the applicable plans or policies of Purchaser or its Affiliates on or following the Closing).

(i)             Deferred Compensation. Purchaser shall (i) notify Seller of the occurrence of the “separation from service” (as defined under Section 409A of the Code) of any Transferred Business Employee who participates in any nonqualified deferred compensation plan that is a Seller Benefit Plan (each of whom is listed on Section 5.6(i) of the Seller Disclosure Schedules), as promptly as practicable but in no event later than ten (10) Business Days thereafter, and (ii) cooperate with Seller and its Affiliates to facilitate payment of amounts due to any Transferred Business Employee under the applicable Seller Benefit Plan, including, if requested by Seller no later than ten (10) Business Days following notification to Seller of the “separation from service” of such Transferred Business Employee, by paying such amounts subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate Taxing Authority, subject to reimbursement by Seller of such amounts (together with the employer portion of any payroll, social security, unemployment or similar Taxes in connection with any such amounts) within thirty (30) days following the applicable payment.

(j)             Benefit Plans; Employee Liabilities.

(i)             The Transferred Business Employees shall cease participating in all Seller Benefit Plans effective as of the Closing. Except as otherwise provided in Section 5.6(f) or Section 5.6(g), Seller shall retain the Seller Benefit Plans and all Liabilities arising thereunder, including all Liabilities arising thereunder in relation to Business Employees and Former Business Employees.

(ii)            Effective as of the Closing, except as otherwise provided in this Section 5.6, Purchaser shall assume only (A) the Purchased Entity Benefit Plans and all Liabilities arising thereunder and (B) all Liabilities (excluding Liabilities retained by Seller pursuant to Section 5.6(j)(i)) in respect of Transferred Business Employees and Former Business Employees, whether arising before, on, or after the Closing Date.

(iii)           Each party hereto shall indemnify and hold harmless the other party for all Liabilities retained by such first party pursuant to this Section 5.6(j).

(k)            Independent Contractors. With respect to each individual independent contractor or consultant engaged by Seller or its Affiliates whose services are primarily dedicated to the Business, Seller shall use reasonable best efforts to (i) provide a list of each such Person to Purchaser for the purpose of allowing Purchaser to determine the nature and extent of such Person’s continuation with Purchaser or its Affiliates, if any, and (ii) assign any Contract between Seller or its Affiliate and such Person to Purchaser or its Affiliates, in each case, other than a Retained MSA, with each such assignment effective as of the Closing Date.

(l)             No Third-Party Rights. Without limiting Section 9.5, this Section 5.6 will not create any third-party beneficiary rights, express or implied, and will not be enforceable by any current or former employee, any spouse, dependent or beneficiary of any current or former employee, or any other Person who is not a party to this Agreement. This Section 5.6 will not be deemed to be an establishment of or amendment to any employee benefit plan. No term of this Agreement will be deemed to create any Contract with any employee or to give any employee the right to be retained in the employment of Seller or any of its Affiliates, or, after the Closing, Purchaser or any of its Affiliates, or to interfere with the rights of Seller or any of its Affiliates or, after the Closing, Purchaser or any of its Affiliates, to terminate the employment of any employee at any time or for any reason.

Section 5.7             Employee Non-Solicitation; Non-Competition.

(a)            During the period beginning on the Closing Date and ending on the date that is twelve (12) months after the Closing Date, Seller shall, and shall cause its Subsidiaries to, refrain from directly or indirectly soliciting for employment or engagement (in each case, whether as an employee, consultant, independent contractor, or otherwise), any Transferred Business Employee (i) at the level of Vice President or above or with a title of Director, Executive Director or Chief Engineer as of the Closing Date or (ii) who was employed or engaged by Seller or any of its Affiliates (other than Purchased Entity) prior to the Closing; provided that such restriction shall not apply to (A) any Transferred Business Employees who ceased to be employed by Purchaser or any of its Affiliates (including the Purchased Entity) for a period of at least six (6) months prior to any solicitation by and the commencement of any discussions with Seller or its Subsidiaries or Affiliates who are acting at the direction or on behalf of Seller, (B) any general solicitations not targeted at Transferred Business Employees (including through the use of recruiting firms not directed at Transferred Business Employees) or advertisements in any newspaper, magazine, trade publication, electronic medium or other media and any Transferred Business Employees who respond thereto or (C) any Transferred Business Employee who contacts Seller or any of its Affiliates on his or her own initiative and without any solicitation or encouragement by or on behalf of Seller or any of its Affiliates who are acting at the direction or on behalf of Seller; provided, further, that such restriction shall not prohibit hiring employees not improperly solicited hereunder.

(b)            During the period beginning on the Closing Date and ending on the date that is twenty-four (24) months after the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, without the prior written consent of Purchaser, (i) engage in any Competing Business or (ii) own, manage, operate or control any Person engaging in a Competing Business; provided that, nothing herein shall preclude, prohibit or restrict Seller or its Subsidiaries from:

(i)             acquiring, owning, or holding ten percent (10%) or less of the outstanding Equity Interest or other securities of any Person;

(ii)            acquiring and, after such acquisition, operating and owning an interest in any Person (or its successor) that is engaged in any Competing Business that generated equal to or less than twenty percent (20%) of such Person’s consolidated annual gross revenues in the last completed fiscal year of such Person from any Competing Businesses;

(iii)           acquiring and, after such acquisition, operating and owning an interest in any Person (or its successor) that is engaged in any Competing Business that generated more than twenty percent (20%) but equal to or less than thirty percent (30%) of such Person’s consolidated annual gross revenues in the last completed fiscal year of such Person from any Competing Businesses; provided that, as applicable, Seller shall, and shall cause its Subsidiaries to, no later than the first anniversary of the consummation of such acquisition, agree to divest solely that portion of such acquired business that generates more than twenty percent (20%) of such Person’s consolidated annual gross revenues in the last completed fiscal year of such Person;

(iv)           exercising its rights or complying with its obligations under this Agreement or any of the other Transaction Documents;

(v)            engaging in, or owning, managing, operating or controlling any Retained Business, including those (1) existing as of the Closing or (2) expected to constitute a Retained Business following the Closing;

(vi)           acquiring or otherwise purchasing from any third party any goods, products, materials, supplies or other items that Seller or any of its Subsidiaries acquire or purchase from the Business as of the Closing or engaging any third party to perform any services that Seller or any of its Subsidiaries engage the Business to perform as of the Closing; or

(vii)             acquiring or owning any Equity Interest in any Person through any employee benefit plan of a Seller or any of its Subsidiaries over which none of Seller or any of its Subsidiaries possess or exercises, directly or indirectly, investment decision making or voting control.

(c)            Notwithstanding anything to the contrary set forth in this Section 5.7 and for the avoidance of doubt, Seller and Purchaser hereby acknowledge and agree that the restrictions set forth in this Section 5.7 are not, and shall not be construed to be, applicable to RTX, its Subsidiaries or its Affiliates (other than Seller and its Subsidiaries, as applicable, as of the date of this Agreement or as of the Closing Date).

Section 5.8             Financial Obligations. At or prior to the Closing, Purchaser shall, at its sole expense, use reasonable best efforts to (a) arrange for substitute letters of credit, surety bonds, Purchaser guarantees, advance payment guarantees, and other obligations to replace, effective as of the Closing, the outstanding letters of credit, surety bonds, guarantees, advance payment guarantees and other contractual obligations entered into by or on behalf of Seller or any of its Affiliates (other than the Purchased Entity) in connection with or relating to the Business or the Purchased Entity (such arrangements set forth on Section 5.8 of the Seller Disclosure Schedules as of the date hereof and any such arrangements entered into after the date hereof and prior to the Closing, of which Seller shall promptly notify Purchaser, together with a complete and updated Section 5.8 of the Seller Disclosure Schedules to be delivered by Seller to Purchaser no later than three (3) Business Days prior to the Closing Date (provided that Seller shall use commercially reasonable efforts to deliver such updated Section 5.8 of the Seller Disclosure Schedules no later than five (5) Business Days prior to the Closing Date), “Business Guarantees”) and, effective as of the Closing, assume all obligations under each Business Guarantee or cause such Business Guarantee to be terminated and returned at Closing to the applicable lender, financial institution or surety or other Person that issued such Business Guarantee and (b) obtain from each creditor or other counterparty a full and irrevocable release of Seller and its Affiliates (other than the Purchased Entity) that are liable, directly or indirectly, for reimbursement to such creditor or other counterparty or fulfillment of other Liabilities (including any obligation to reimburse or indemnify or pay any fee or expense) to such creditor or other counterparty in connection with the Business Guarantees. Purchaser further agrees that to the extent Seller or any of its Affiliates incurs any cost, expense or other Liability, or is required to make any payment (including pursuant to any termination in accordance with the last sentence of this Section 5.8), or is subject to any claim or Proceeding, in connection with such Business Guarantees on or after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, any and all Liabilities or amounts paid, including costs or expenses in connection with such Business Guarantees, including Seller’s and any of its Affiliates’ expenses in maintaining such Business Guarantees, whether or not any such Business Guarantee is drawn upon or required to be performed, and shall in any event promptly and in no event later than three (3) Business Days after written demand therefor from Seller, reimburse Seller and any of its Affiliates to the extent that any Business Guarantee is called upon and Seller or any of its Affiliates makes any payment or incurs any Liability in respect of any such Business Guarantee. For any Business Guarantees for which Purchaser or any of its Affiliates (other than the Purchased Entity), as applicable, is not substituted in all respects for Seller and its Affiliates (other than the Purchased Entity) (or for which Seller and its Affiliates (other than the Purchased Entity) are not fully released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with Seller and its Affiliates to be fully released in respect thereof), Purchaser shall and shall cause its Affiliates to use its and their reasonable best efforts to continue to effect such substitution or termination and release after the Closing. Without limiting the foregoing, neither Purchaser nor any of its Affiliates shall extend or renew any Contract containing or underlying a Business Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or its Affiliates are substituted in all respects for Seller and its Affiliates (other than the Purchased Entity), and Seller and its Affiliates are fully released (other than the Purchased Entity), in respect of all Liabilities under such Business Guarantees.

Section 5.9             Names Following Closing.

(a)            Neither Purchaser nor any of its Affiliates (including the Purchased Entity) shall acquire any rights in, or use, or have the right to use, the “Raytheon,” “Raytheon Company,” “Raytheon Technologies Corporation,” “Raytheon Intelligence and Space,” “RTX,” “RTX Corporation,” “UTC” or “United Technologies Corporation” names or any variations or derivatives thereof or any Marks of Seller or any of its Affiliates (the “Names”), or any name that, in the reasonable judgment of Seller, is similar to the Names, except as provided in Section 5.9(b).

(b)            The Business may continue to temporarily use the Names following the Closing, to the extent and in substantially the same manner as used in the twelve (12) months prior to the Closing, so long as Purchaser shall, and shall cause its Affiliates (including the Purchased Entity), to (i) immediately after the Closing cease to hold itself out as having any affiliation with Seller or any of its Affiliates and (ii) use commercially reasonable efforts to minimize and eliminate use of the Names by the Business from and after the Closing; provided, that as soon as practicable after the Closing Date (and in any event within sixty (60) days thereafter) Purchaser shall, and shall cause each of its Affiliates (including the Purchased Entity), to (A) cease and discontinue use of all Names and (B) complete the removal of the Names from all products, signage, vehicles, properties, technical information and promotional or other marketing materials and other assets owned, possessed, serviced, controlled or used by Purchaser or any of its Affiliates (including the Purchased Entity); provided that Purchaser and its Affiliates have the right to use the Names (i) in historical, tax, regulatory and similar records or for internal use on legal documents and materials, in each case, solely to the extent that such use does not create confusion as to affiliation, source, sponsorship or endorsement and (ii) as required by Law, and (iii) solely to the extent necessary pending completion of any required name change, transfer or re-registration with the relevant Governmental Entity, provided that Purchaser uses commercially reasonable efforts to obtain such approvals as soon as practicable following the Closing (and in any event within sixty (60) days), but in no event beyond nine (9) months after the Closing Date.

(c)            As promptly as reasonably practicable after the Closing (but in any event within ninety (90)days after the Closing), Purchaser shall take all actions necessary to apply for the Purchased Entity’s Organizational Documents and business registration certificate or licenses, as applicable, to be amended to remove any reference to the Names, in all jurisdictions, and shall promptly take any and all follow-up actions that may be required or requested by any Governmental Entity to effect such changes as soon as reasonably practicable.

Section 5.10            Insurance. From and after the Closing Date, the Business, the Purchased Entity and the operations and assets and Liabilities in respect thereof shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including the Business and the Purchased Entity) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Purchased Entity or the operations or assets or Liabilities in respect thereof. Seller or its Affiliates may amend any insurance policies in the manner Seller deems appropriate to give effect to this Section 5.10. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Business, the Purchased Entity and the operations and assets and Liabilities in respect thereof. At the Closing, Purchaser agrees to take over and assume all the known and incurred but not reported claims in respect of the Business, the Purchased Entity and the operations and assets and Liabilities in respect thereof, which have been incurred as of the Closing, and Purchaser agrees to be responsible to pay such claims. Seller shall, and shall cause its Affiliates to, reasonably cooperate with Purchaser and its Affiliates with respect to obtaining any insurance for pre-Closing acts, omissions, occurrences and other matters relating to the Business and the Purchased Entity, including any “tail,” prior acts or retrospective coverage.

Section 5.11            Litigation Support. In the event that and for so long as Seller or any of its Affiliates is prosecuting, contesting or defending any Proceeding against a third party in connection with or relating to (a) the Transaction or any of the other transactions contemplated under this Agreement or any Transaction Document, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Entity or the operations and assets and Liabilities in respect thereof, then Purchaser shall, and shall cause its Affiliates to, reasonably cooperate with Seller and its counsel in such prosecution, contest and defense. For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, Seller shall retain full control of prosecuting, contesting, defending, compromising, settling or taking any other action related to or in connection with any Proceeding by or against a third party related to any Retained Businesses whether arising before or after the Closing provided that (i) neither Purchaser nor any of its Affiliates is a party to such Proceeding, and (ii) such Proceeding does not relate to the Purchased Entity, the Purchased Interests or the Business. In the event that and for so long as Purchaser or any of its Affiliates is prosecuting, contesting or defending any Proceeding against a third party in connection with or relating to any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Entity or the operations and assets and Liabilities in respect thereof, then Seller shall, and shall cause its Affiliates to, reasonably cooperate with Purchaser and its counsel in such prosecute, contest and defense.

Section 5.12            Export and Import Control Compliance. Seller agrees to use commercially reasonable efforts to ensure that the Purchased Entity has as of Closing Date an export control and import control compliance program that reasonably ensures that the Purchased Entity is able to comply with all applicable export control and import laws and regulations, including that the Purchased Entity has in place a qualified individual to serve as an Empowered Official, as that term is defined in 22 C.F.R. § 120.67.

Section 5.13            Export Control Authorizations. The parties acknowledge that Seller and its Affiliates possess as of the date of this Agreement certain Export Control Authorizations that are necessary for the Business to lawfully conduct certain sales and other activities and that these, and possibly additional, Export Control Authorizations will be required by Purchaser to lawfully operate the Business after the Closing. It is the sole responsibility, cost and expense of Purchaser to amend or transfer any existing Export Control Authorizations, or obtain any new Export Control Authorizations, needed to operate the Business after the Closing; provided that Seller will take all steps required under applicable law with respect to transferring such Export Control Authorizations, including as provided for in Section 5.14, and respond in good faith to any inquiry from relevant Governmental Entities regarding such Export Control Authorizations. Except as otherwise agreed to in writing by and among Seller and Purchaser, in no event shall Purchaser be permitted to operate under Seller’s or its Affiliates’ Export Control Authorizations to the extent such Export Control Authorizations have not been transferred to Purchaser or Purchaser has not obtained new Export Control Authorizations.

Section 5.14            DDTC Notification. Seller shall, in coordination with Purchaser, notify, or shall cause to be notified, DDTC not less than sixty (60) days prior to the Closing to the extent required pursuant to International Traffic in Arms Regulations § 122.4(b), including the right for Purchaser to review and provide comment on such notice prior to submission. Seller and Purchaser shall, or shall cause their applicable Affiliates to, submit a “Material Change Notification” to DDTC within five (5) days after Closing pursuant to International Traffic in Arms Regulations § 122.4(a). Purchaser shall submit the necessary request to DDTC to amend Export Control Authorizations in compliance with DDTC’s guidance.

Section 5.15            Purchaser Approvals. Notwithstanding anything to the contrary in this Agreement, from and after the date hereof, Purchaser shall, subject to applicable Law, use reasonable best efforts to, as promptly as practicable, obtain (a) the FCC Approval and (b) the DCSA Approval. Seller shall at Purchaser’s expense and subject to applicable Law, provide such non-privileged information and assistance as may reasonably be requested by Purchaser in connection with the foregoing. As promptly as practicable following the date hereof, the parties shall use reasonable best efforts to make all filings and provide all information necessary to obtain the FCC Approval. With respect to the DCSA Approval, as promptly as practicable following the initial notification, and in any event, no later than fifteen (15) Business Days after the date hereof (unless otherwise agreed by the parties), the parties shall use reasonable best efforts to provide, or cause to be provided, the information necessary for DCSA to conduct a review of foreign ownership, control or influence pursuant to the current National Industrial Security Program Operating Manual Rule, 32 C.F.R. Part 117 and any other applicable U.S. national industrial security regulations.

Section 5.16            Customer Shared Contracts.

(a)             Subject to applicable Law and the terms and conditions of this Agreement, unless Seller and Purchaser otherwise agree in writing (in their sole discretion), Seller and Purchaser shall reasonably cooperate with each other prior to the Closing, and for a period of one (1) year after the Closing Date, to cause each Customer Shared Contract to be apportioned (including by using their respective commercially reasonable efforts to obtain the Approval of the applicable counterparty to enter into a new contract or amendment, or splitting or assigning in relevant part such Customer Shared Contract or by entering into an arrangement of the type contemplated by Section 2.6 but subject to the terms and conditions of Section 2.6), effective as of the Closing, between Seller (or one or more of its Affiliates other than the Purchased Entity) and the Purchased Entity (or Purchaser), pursuant to which Seller (or its applicable Affiliate) will assume all of the rights and obligations under such Customer Shared Contract to the extent relating to the Retained Businesses, on the one hand, and the Purchased Entity (or Purchaser) will assume all of the rights and obligations under such Customer Shared Contract to the extent relating to the Business, on the other hand. From and after the Closing, (i) Purchaser shall reimburse, indemnify and hold harmless Seller and its Affiliates against all Covered Losses arising from or relating to the portion of any Customer Shared Contract apportioned to the Business and (ii) Purchaser and its Affiliates shall not (A) extend the term or (B) otherwise amend the terms of any Customer Shared Contract in a manner that would adversely affect Seller or any of its Affiliates without the prior written consent of Seller (in its sole discretion). For the avoidance of doubt, Purchaser shall have no rights to, and this Section 5.16 shall not apply to, Shared Contracts (or the portions thereof) that constitute Retained Contracts. Following the one (1) year anniversary of the Closing, unless the Customer Shared Contract has been separated in a manner that contemplates Seller’s continued involvement (with Seller’s express consent), Seller shall have no obligation to provide any of the benefits of any Customer Shared Contract that has not yet been separated (whether through legal separation or operational separation) to the Purchased Entity or Purchaser.

(b)            Notwithstanding anything in this Agreement to the contrary, any apportionment to the Purchased Entity (or Purchaser) of any Customer Shared Contract that shall require Approval of a third party shall be made subject to such Approval being obtained, and Seller and its Subsidiaries shall not be required to agree to any arrangement or take any action in connection with the matters contemplated by Section 5.16(a) that would (i) constitute a breach or other contravention in respect of any Customer Shared Contract, (ii) be reasonably likely to subject Seller, the Purchased Entity, Purchaser or any of their respective Representatives or Affiliates, to civil or criminal liability, (iii) be ineffective, void or voidable, (iv) in any way adversely affect the rights of Seller or any of its Subsidiaries or any of their respective Representatives or Affiliates or (v) require Seller or any of its Subsidiaries to pay or commit to pay any amount, make any concession or incur any Liability or other obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments or the furnishing of any guarantees) to, amend or modify any Contract, relinquish, waive or forbear any right or commence any Proceeding against any Person. If any such third-party Approval referred to in this Section 5.16 is not obtained prior to the Closing, the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article VII and the consideration payable by Purchaser shall not be impacted by the failure to obtain such third-party Approval.

Section 5.17            R&W Insurance Policy. Prior to or concurrently with the execution of this Agreement, Purchaser or an Affiliate thereof has caused or shall cause to be conditionally bound and incepted a representations and warranties insurance policy(ies) (a conditionally bound copy of which Purchaser shall provide to Seller) (the “R&W Insurance Policy”). Purchaser shall pay, or cause to be paid, the premium and all other costs that Purchaser incurs to obtain the R&W Insurance Policy. Following the final issuance of the R&W Insurance Policy, Purchaser agrees to use commercially reasonable efforts to keep the R&W Insurance Policy in full force and effect for the policy period set forth therein. Following its final issuance, Purchaser shall deliver a copy of the R&W Insurance Policy to Seller. The R&W Insurance Policy shall provide that (i) the insurer(s) issuing the R&W Insurance Policy expressly waives, and irrevocably agrees not to pursue, directly or indirectly, any subrogation, contribution or any other rights against Seller or any of its Affiliates, or any present or former equityholders, managers, members, directors, officers and employees of any of the foregoing or the Purchased Entity (the “Waiver Parties”) except to the extent that the payment of loss under the R&W Insurance Policy was caused by the Fraud of any such Waiver Party and then only against such Waiver Party to the extent of such Fraud; (ii) the Waiver Parties are third-party beneficiaries of the foregoing waiver provision, which they may enforce directly against the insurer(s) of the R&W Insurance Policy; and (iii) the foregoing waiver and third-party beneficiary provisions shall not be waived, amended, modified or otherwise revised in any manner adverse to the Waiver Parties without Seller’s prior written consent, which Seller may grant or withhold in its sole discretion.

Section 5.18           Termination of Intercompany Balances and Intercompany Agreements.

(a)            Immediately prior to the Closing (or prior thereto, if so determined by Seller), all intercompany balances and accounts (other than intercompany balances and accounts set forth in Section 5.18(a) of the Seller Disclosure Schedules and other than intercompany balances and accounts set forth on the Closing Statement) between Seller and any of its Affiliates (other than the Purchased Entity), on the one hand, and the Purchased Entity, on the other hand, shall be settled or otherwise eliminated in such a manner as Seller shall determine in its sole discretion (including, if so determined by Seller or any of its Affiliates, removing from the Purchased Entity any or all Cash Amounts or funds from cash pools by means of dividends, distributions, contribution, the creation or repayment or refinancing of intercompany debt, increasing or decreasing of cash pool balances or otherwise). Immediately prior to the Closing (or prior thereto, if so determined by Seller), except for the Transaction Documents to be entered into in connection with this Agreement and any arrangements, understandings or Contracts set forth in Section 5.18(a) of the Seller Disclosure Schedules, all Intercompany Agreements shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations or Liabilities therefor or thereunder.

(b)            At or prior to the Closing, each of the IOTs or other Intercompany Agreements set forth on Section 5.18(b) of the Seller Disclosure Schedules (the “Converting IOTs”) will be converted by Seller to newly issued third party purchase orders. The terms that apply to the Converting IOTs and any other IOTs or other Intercompany Agreements that need to be converted to third party purchase orders will be subject to negotiation and agreement between the parties hereto prior to Closing. The parties agree to negotiate in good faith using the RTX standard terms and conditions, subject to commercially reasonable mutually agreed modifications (including with respect to IP ownership). If any such governing terms for Converting IOTs, other IOTs, other Intercompany Agreements, or other agreements referred to in this Section 5.18(b) are not agreed and executed prior to the Closing, the parties will continue to negotiate in good faith to reach mutually agreed terms after Closing, the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article VII, the consideration payable by Purchaser shall not be impacted by the failure agree and execute such agreements prior to the Closing, and the Converting IOTs shall be converted to third party purchase order and shall be performed by the Business under the Purchased Entity’s General Terms and Conditions for Domestic and International Sales of Commercial Products and Services, effective as of March 2024, pending agreement on applicable terms and conditions. Notwithstanding anything to the contrary in the terms expressly applicable to the Converting IOTs prior to the mutual agreement of the parties on the governing terms with respect to the Converting IOTs in accordance with this Section 5.18(b), Seller shall not claim ownership of Business Intellectual Property Rights under the Converting IOTs.

Section 5.19            Mutual Release.

(a)            Except to the extent provided to the contrary in this Section 5.19, effective as of the Closing, Purchaser, on behalf of itself and its Affiliates, including the Purchased Entity, hereby releases Seller and each of its Affiliates (and their respective officers, directors and employees, acting in their capacities as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the ownership or operation of the Business, the Retained Business or the Purchased Entity prior to the Closing, or relating to or arising out of Seller’s or its Affiliates’ ownership of the Purchased Interests; provided that the provisions of this Section 5.19(a) shall not release Seller and its Affiliates, as applicable, for any Liability, obligation or responsibility pursuant to the provisions of this Agreement or the other Transaction Documents, any arrangements, understandings or Contracts set forth in Section 5.19 of the Seller Disclosure Schedules that remains in effect following the Closing in accordance with its terms or any claims for Fraud.

(b)            Except to the extent provided to the contrary in this Section 5.19, effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby releases Purchaser, including the Purchased Entity (and their respective officers, directors and employees, acting in their capacities as such), from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the ownership or operation of the Business, the Retained Business or the Purchased Entity prior to the Closing; provided that the provisions of this Section 5.19(b) shall not release Purchaser, including the Purchased Entity, as applicable, for any Liability, obligation or responsibility pursuant to the provisions of this Agreement or the other Transaction Documents, any arrangements, understandings or Contracts set forth in Section 5.19 of the Seller Disclosure Schedules that remains in effect following the Closing in accordance with its terms or any claims for Fraud.

Section 5.20           Directors’ and Officers’ Indemnification.

(a)            For a period of six (6) years from and after the Closing, Purchaser shall cause the Purchased Entity to indemnify, defend and hold harmless, and advance expenses as incurred to, in each case, in accordance with the Organizational Documents of the Purchased Entity in effect as of the date hereof, each present and former manager, director and officer of the Purchased Entity (each, a “D&O Indemnified Party”) against any Covered Losses incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, based on, arising out of or related to such D&O Indemnified Parties’ service as a manager, director or officer of the Purchased Entity or service, at the written request of the Purchased Entity, as a director, officer or fiduciary of another at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing (a “D&O Indemnifiable Claim”), including, for the avoidance of doubt, in connection with (i) the Transaction and the other transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any D&O Indemnified Party. In addition, from and after the Closing, Purchaser shall cause the Purchased Entity to advance to each D&O Indemnified Party in accordance with the Organizational Documents of the Purchased Entity in effect as of the date hereof all reasonable and reasonably documented attorneys’ fees, costs and expenses incurred in connection with any D&O Indemnifiable Claim (including in circumstances where the Purchased Entity has assumed the defense of such D&O Indemnifiable Claim) after receipt of reasonably detailed statements therefor; provided that the D&O Indemnified Party to whom such fees, costs and expenses are to be advanced provides a written undertaking to repay such advances to the extent that it is ultimately determined by a final and non-appealable judgment of a court of competent jurisdiction that such D&O Indemnified Party is not entitled to indemnification.

(b)            Prior to the Closing, Seller shall obtain, at Purchaser’s and Seller’s shared cost and expense (with each party bearing fifty percent (50%) of such cost and expense), and cause to be maintained in effect, for a period of not less than six (6) years after the Closing Date, a “tail” directors’ and officers’ liability insurance for the D&O Indemnified Parties providing at least the same coverage and amounts and containing terms and conditions all of which are not less advantageous to such D&O Indemnified Parties than those in effect on the date of this Agreement, in each case with respect to claims arising from facts or events or acts or omissions which occurred at or prior to the Closing.

(c)            The obligations of Purchaser under this Section 5.20 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the prior express written consent of such affected D&O Indemnified Party. The rights of the D&O Indemnified Parties under this Section 5.20 shall be in addition to any rights such D&O Indemnified Parties may have under the Organizational Documents of the Purchased Entity or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing and rights to advancement of expenses relating thereto now existing in favor of any D&O Indemnified Party as provided in the Organizational Documents of the Purchased Entity or any indemnification agreement between such D&O Indemnified Party and the Purchased Entity, in each case, in effect as of the date hereof, shall survive the Closing and shall not be terminated, amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such D&O Indemnified Party without the consent of such D&O Indemnified Party, except to the extent required by applicable Law.

Section 5.21            Financing Cooperation

(a)            Prior to the Closing, Seller shall use its commercially reasonable efforts, and shall cause the Purchased Entity to use its commercially reasonable efforts to provide, and shall use its commercially reasonable efforts to cause Seller’s and the Purchased Entity’s Representatives, as applicable, to use their commercially reasonable efforts to provide customary cooperation, to the extent reasonably requested by Purchaser in writing, necessary for the arrangement and completion of the Debt Financing or any equity financing contemplated by the Purchaser (collectively with the Debt Financing, the “Financing”) (provided, that such requested cooperation does not unreasonably interfere with the ongoing business or operations of Seller or any of its Subsidiaries or Affiliates), including (x) furnishing the Purchaser with information and documentation relating to the Purchased Entity reasonably required in connection with a Financing of the type contemplated by the Purchaser (including providing customary financial and “KYC” information), and (y) causing the senior management of Seller and its Affiliates to participate in a customary and reasonable number of due diligence meetings and presentations, in each case, at reasonable times and upon reasonable prior notice to Seller; provided that neither Seller nor any of its Affiliates or Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.21 that could: (i) require Seller or any of its Affiliates or Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of any Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, except, with respect to the Purchased Entity only, those directors or officers of the Purchased Entity continuing in such roles after the Closing, and solely to the extent the delivery of any such resolutions, consents, certificates, documents, instruments or agreements is subject to and conditioned upon the occurrence of Closing, (ii) cause any representation or warranty in this Agreement to be breached by Seller or any of its Subsidiaries or Affiliates, (iii) require Seller or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with any Financing or otherwise incur any obligation under any agreement, certificate, document or instrument in connection with any Financing except, with respect to the Purchased Entity only, to the extent the effectiveness of any such fee, expense, liability or obligation is subject to and conditioned upon the occurrence of Closing, (iv) reasonably be expected to cause any director, officer, employee or equityholder of Seller or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the Organizational Documents of Seller or any of its Affiliates or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which Seller or any of its Affiliates is a party, (vii) provide access to or disclose information that Seller or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of Seller or any of its Affiliates (provided that Seller and its Affiliates, as applicable, shall use commercially reasonable efforts to make substitute arrangements or permit such disclosure in a manner that would not result in the loss or waiver of any such attorney-client privilege or other applicable privilege or protection of Seller or any of its affiliates), (viii) require the delivery of any opinion of counsel or (ix) require Seller or any of its Affiliates to prepare or deliver any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice. Nothing contained in this Section 5.21(a) or otherwise shall require (A) Seller or any of its Affiliates (other than the Purchased Entity) to be an issuer or other obligor with respect to any Financing or (B) the Purchased Entity, prior to the Closing, to be an issuer or other obligor with respect to any Financing. Purchaser shall, promptly upon request by Seller, reimburse Seller and each of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective representatives in connection with such cooperation and shall reimburse, indemnify and hold harmless Seller and any of its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of any Financing, any action taken by them at the request of Purchaser or its Representatives pursuant to this Section 5.21, in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, Seller or any of its Affiliates and their respective Representatives.

(b)            The parties hereto acknowledge and agree that the provisions contained in this Section 5.21 represent the sole obligation of Seller and its Affiliates with respect to cooperation in connection with the arrangement of any financing (including any Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement, and no other provision of this Agreement (including any Annexes, Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including any Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, Seller’s breach of any of the covenants required to be performed by it under this Section 5.21 shall not be considered in determining the satisfaction of the conditions set forth in Section 7.2, unless such breach is a willful and material breach and is the primary cause of Purchaser being unable to obtain the proceeds of the Debt Financing at the Closing.

(c)            Seller will be deemed to be in compliance with Section 5.21(a) unless and until (i) Purchaser provides written notice (the “Non-Cooperation Notice”) to Seller of any alleged failure to comply, or action or failure to act which constitutes a breach of Section 5.21(a), (ii) Purchaser includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require Seller or its Affiliates to provide any cooperation that it would not otherwise be required to provide under this Section 5.21) and (iii) Seller fails to take the actions specified on such Non-Cooperation Notice within five (5) Business Days from receipt of such Non-Cooperation Notice.

(d)            All non-public or otherwise confidential information regarding Seller or its Affiliates obtained by Purchaser or its Representatives pursuant to this Section 5.21 shall be kept confidential in accordance with the Confidentiality Agreement. The foregoing shall not be deemed to limit any customary disclosure made by Purchaser or any of its Affiliates to any providers of any Financing and rating agencies in connection with efforts or activities by Purchaser to obtain the Financing, subject to the recipient thereof entering into customary confidentiality undertakings with respect to such information in favor of Seller (including in the form of a customary click-through confidentiality undertaking). Seller hereby consents to the use of the Purchased Entity’s logos in connection with any Financing; provided that such logos are used solely in a manner that is not intended to harm or disparage the Purchased Entity in any respect.

Section 5.22           Other Investors. Prior to the Closing, without the prior written consent of Seller (which may be withheld in its sole discretion), Purchaser shall not enter into any Contract, undertaking, commitment, agreement, arrangement or understanding, whether written or oral, that would have the effect of permitting or enabling, or otherwise permit or enable, any Person to obtain any Equity Interests (or rights to obtain any Equity Interests) in Purchaser.

Section 5.23            Misallocated Assets and Misdirected Payments.

(a)            If, at any time within twelve (12) months following the Closing, any right, property, or asset not exclusively related to or exclusively used in the Business, is found to have been transferred to Purchaser or its Affiliates (including the Purchased Entity) in error, either directly or indirectly, Purchaser shall transfer, or shall cause its Affiliates (including the Purchased Entity) to transfer, at Purchaser’s sole cost and expense and for no consideration, such right, property or asset (and any related Liability) as soon as practicable to Seller (or its designated Affiliate).

(b)            If, at any time within twelve (12) months following the Closing, any right, property, or asset exclusively related to or exclusively used in the Business is found to have been retained by Seller or its Affiliates in error, either directly or indirectly, Seller shall transfer, or shall cause its applicable Affiliates to transfer, at Seller’s sole cost and expense (other than Transfer Taxes for which Purchaser is responsible) and for no additional consideration, such right, property or asset (and any related Liability) as soon as practicable to Purchaser (or its designated Affiliate).

(c)            Seller shall, or shall cause its applicable Affiliate to, (i) promptly pay or deliver to Purchaser (or Purchaser’s designated Affiliate) any monies or checks that have been sent to Seller or any of its Affiliates following the Closing to the extent such monies or checks are due to the Business for goods and services provided by the Business and (ii) promptly reimburse Purchaser (or its designated Affiliates) for any amounts paid by Purchaser (or its designated Affiliates) to the extent such payments are in respect of the Retained Businesses.

(d)            Purchaser shall, or shall cause its applicable Affiliate to, (i) promptly pay or deliver to Seller (or its designated Affiliate) any monies or checks that have been sent to Purchaser or any of its Affiliates following the Closing to the extent such monies or checks are due to any Retained Business for goods and services provided by any Retained Business and (ii) promptly reimburse Seller (or its designated Affiliates) for any amounts paid by Seller (or its designated Affiliates) to the extent such payments are in respect of the Business.

Section 5.24            DDTC Consent Agreement. Purchaser acknowledges that RTX is subject to the DDTC Consent Agreement and that Purchaser has received a copy of the DDTC Consent Agreement. As required by Paragraph 5 of the DDTC Consent Agreement, Purchaser hereby acknowledges and agrees that, so long as the DDTC Consent Agreement remains in effect and is not terminated, Purchaser and the ultimate and intermediate parents/owners of Purchaser and the controlled Affiliates, operating divisions, subsidiaries, and business units of Purchaser shall be bound by and fully responsible for the terms and conditions of the DDTC Consent Agreement, subject to any exception to or waiver of such terms and conditions approved in writing by DDTC. In connection with the Transactions, Purchaser and Seller agree to use reasonable best efforts under the DDTC Consent Agreement to obtain an exception or waiver from DDTC to the requirement that Purchaser be bound by the DDTC Consent Agreement’s terms and conditions. Such efforts shall include, in connection with the Transactions, (a) cooperation in all reasonable respects and consultation with each other, including by allowing the other parties to have a reasonable opportunity to review in advance and comment on written submissions to DDTC that involve or relate to any requested exception or waiver involving Purchaser; (b) promptly informing the other parties of any written communication received by such party from, or given by such party to, DDTC, by promptly providing copies to the other parties of any such written communications, except for any such communications providing personal identifying or privileged information or information about the Purchased Entity or its respective Affiliates not directly related to the Business, or as directed by DDTC; and (c) permitting the other parties to review in advance any written submission relating to an exception or waiver pursuant to this Agreement that it gives to, and consulting with each other in advance of any meeting, telephone call, or conference with, DDTC regarding such submissions. In the event DDTC makes an exception to or grants a waiver of the terms and conditions of the DDTC Consent Agreement that is subject to terms and conditions issued by DDTC or to which Purchaser or Seller otherwise commit in a request to DDTC for such an exception or waiver, Purchaser shall comply with such terms and conditions applicable to Purchaser. For avoidance of doubt, Purchaser acknowledges that the ability to obtain any exception or waiver from DDTC to the terms and conditions of the DDTC Consent Agreement prior to Closing is not a condition precedent under Article VII or otherwise.

Section 5.25           WIGS Software License.

(a)            Seller hereby grants to the Purchased Entity, effective as of the Closing, a perpetual, irrevocable, non-exclusive, non-sublicenseable (except as provided in Section 5.25(b)), non-transferable (except as provided in Section 5.25(e)) license under Seller’s Intellectual Property Rights to the extent embodied in the WIGS Software, to copy and use internally (including to provide services to direct customers of a WIGS Licensee) the WIGS Software in the operation of the Business in substantially the same form and manner, and for substantially the same purposes, as such WIGS Software was used in the operation of the Business during the Reference Period.

(b)            The license granted in Section 5.25(a) may be sublicensed to an entity that is a wholly owned subsidiary of the Purchased Entity but only for so long as such entity is a wholly owned subsidiary of the Purchased Entity (such entity and the Purchased Entity, each a “WIGS Licensee”). Upon such entity ceasing to be a wholly owned subsidiary of the Purchased Entity, such sublicense shall immediately terminate. The Purchased Entity shall be liable for any breach of the terms of this Section 5.25 by any such WIGS Licensee.

(c)            During the WIGS Update Period, (i) the Purchased Entity may, consistent with its practice prior to the Closing, including with respect to the frequency of such requests, request from Seller any available updates to the WIGS Software, and (ii) upon such request, such updates will be provided to the Purchased Entity in a manner to be determined between the parties and may include download or other transfer mechanics.

(d)            The WIGS Software shall be considered Seller’s Confidential Information (as defined in the Confidentiality Agreement). The WIGS Software shall not be disclosed to, or licensed to, any third parties or used for the benefit of any third party (except as may be necessary to provide services to direct customers of a WIGS Licensee). The Purchased Entity shall not, and shall not permit any other Person to, attempt to decompile or reverse engineer such software or otherwise attempt to derive the source code thereof or create derivative works therefrom. All rights to the WIGS Software, other than those expressly granted hereunder, are reserved to Seller and its Affiliates.

(e)            The license set forth in Section 5.25(a) is not assumable by any third party (including any successor to the Purchased Entity) or assignable or transferable by the Purchased Entity and the Purchased Entity may not assign, whether by contract, merger, operation of law or otherwise, any of the rights licensed in Section 5.25(a); provided that, notwithstanding anything to the contrary set out in this Agreement, the Purchased Entity may assign or permit the assumption of any of its rights set out in this Section 5.25, to any Person in connection with a direct or indirect merger or acquisition of the Purchased Entity or the direct or indirect sale of all or substantially all of its assets (a “Change of Control”); provided, further, that upon such Change of Control the license granted in Section 5.25(a) shall be limited to the WIGS Licensees’ products and services as they exist at the time of such Change of Control and natural extensions of such products and services. Notwithstanding the foregoing and anything set out in this Agreement to the contrary, MDA Space Ltd. or any Affiliate thereof (and any successor to the Purchased Entity that is MDA Space Ltd. or an Affiliate thereof) may assume, and the Purchased Entity may assign  or transfer, whether by contract, merger, operation of law or otherwise, any of the rights set out in this Section 5.25, to MDA Space Ltd. or any Affiliate thereof, without any restriction of any nature whatsoever; provided, that MDA Space Ltd. or any Affiliate continues to use the WIGS Software solely in the operation of the Business substantially in the manner used prior to the Closing.

(f)             Without limiting any representations or warranties set forth in Section 3.9, except as expressly set forth herein, the foregoing license is provided on an AS IS, WHERE IS basis and without any warranties express or implied and all such warranties are hereby disclaimed.

Article VI
CERTAIN TAX MATTERS

Section 6.1             Cooperation and Exchange of Information. From and after the Closing, each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information relating to the Purchased Entity as either of them may reasonably request. Notwithstanding anything to the contrary in this Agreement, such cooperation shall not include (a) disclosure of, and neither Purchaser nor any of its Affiliates shall be entitled to, any Tax Return, accompanying schedules or relevant work papers (or copy thereof) of Seller or any of its Affiliates (other than the Purchased Entity) or any affiliated, consolidated, combined, unitary or similar group or affiliation that includes Seller or any of its Affiliates, and (b) disclosure of, and neither Seller nor any of its Affiliates shall be entitled to, any Tax Return, accompanying schedules or relevant work papers (or copy thereof) of Purchaser or any of its Affiliates (other than the Purchased Entity) or any affiliated, consolidated, combined, unitary or similar group or affiliation that includes Purchaser or any of its Affiliates.

Section 6.2             Transfer Taxes. Each amount stated as payable by Purchaser under or pursuant to this Agreement is exclusive of Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser shall, in addition to the Purchase Price, pay, when due, and be responsible for any Transfer Taxes and the costs of preparing and filing Tax Returns in respect of any such Transfer Taxes, and where Seller is required under applicable Law to account to the relevant Tax authority for any Transfer Tax, Purchaser shall pay to Seller an amount equal to such Transfer Tax; provided, however, that any Transfer Taxes imposed on the transfer of assets and Liabilities of the Business into the Purchased Entity or the separation of the assets and Liabilities of the Retained Business from the assets and Liabilities of the Business and/or the Purchased Entity, and any costs of preparing and filing Tax Returns in respect of any such Transfer Taxes, shall be borne one hundred percent (100%) by Seller. The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns (and the party responsible for paying such Transfer Taxes pursuant to this Section 6.2 shall timely provide payment of such Transfer Taxes, if any payment is due) and promptly provide a copy of such Tax Return to the other party. Purchaser and Seller shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption, reduction or exclusion from the application or imposition of any Transfer Taxes.

Section 6.3              Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Purchased Entity pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which the Purchased Entity, on the one hand, and Seller or any of its Affiliates, on the other hand, are parties, shall terminate, and neither Seller nor any of its Affiliates, on the one hand, nor the Purchased Entity, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 6.4             Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law), Seller, Purchaser and their respective Affiliates shall treat (a) the sale by Seller to Purchaser of the Purchased Interests as a sale by Seller to Purchaser of all of the Purchased Entity’s assets for U.S. federal income Tax purposes and (b) any and all payments under Section 2.5 as an adjustment to the purchase price for Tax purposes.

Section 6.5              Purchase Price Allocation. No later than ninety (90) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.5, Seller shall deliver to Purchaser an allocation of the Final Purchase Price and any other amounts treated as consideration for U.S. federal income Tax purposes among any assets that, for U.S. federal income Tax purposes, are treated as assets purchased by Purchaser pursuant to this Agreement determined in a manner consistent with applicable Tax Law (“Seller’s Allocation”). If Purchaser disagrees with Seller’s Allocation, Purchaser may, within thirty (30) days after receipt of Seller’s Allocation, deliver a notice (“Purchaser’s Allocation Notice”) to Seller to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation. If Purchaser’s Allocation Notice is duly delivered, Seller and Purchaser shall, during the thirty (30) days immediately following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Final Purchase Price (as finally determined pursuant to Section 2.5) and any other items that are treated as additional consideration for U.S. federal income Tax purposes. Notwithstanding any other provision in this Agreement to the contrary, if Seller and Purchaser are unable to resolve any such dispute within the thirty (30)-day period following the delivery of Purchaser’s Allocation Notice, then Seller and Purchaser shall each be entitled to use its own allocation with respect to the items in dispute; provided that Purchaser and Seller shall each be bound by any item on Seller’s Allocation not in dispute (such undisputed items, “Agreed Items”). The allocation, as prepared by Seller if no Purchaser’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser, or with respect to Agreed Items (the “Allocation”) shall be conclusive and binding on the parties hereto. The Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Final Purchase Price, any liabilities assumed, and any other amounts treated as consideration for U.S. federal income Tax purposes. Any such adjustment shall be allocated to the assets treated as purchased for U.S. federal income Tax purposes (if any) to which such adjustment is attributable.

Section 6.6              Elections.

(a)            Except as required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code) or with the prior written consent of Seller (not to be unreasonably withheld, conditioned, or delayed), Purchaser shall not (i) make, and shall cause its Affiliates (including, after the Closing, the Purchased Entity) not to make, any Tax election with respect to the Purchased Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), or change any method of Tax accounting or any Tax accounting period of the Purchased Entity, which election or change would be effective on or prior to the Closing Date, (ii) take, and shall cause its Affiliates (including, after the Closing, the Purchased Entity) not to take, any action on the Closing Date after the Closing that is outside the ordinary course of business with respect to the Purchased Entity that is not specifically contemplated by this Agreement, or (iii) until the Final Purchase Price is finally determined pursuant to Section 2.5, take, and shall cause its Affiliates (including, after the Closing, the Purchased Entity) not to take, any action or engage in any transaction that would increase the Income Tax Liability Amount or any Tax liability required to be reflected as a reserve or Liability in Working Capital (or otherwise require any Tax liability to be reflected as a reserve or Liability in Working Capital that would not otherwise be required to be so reflected) for purposes of calculating the Purchase Price.

Section 6.7              Tax Indemnity. From and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (including, after the Closing, the Purchased Entity) from and against any and all Excluded Taxes. This Section 6.7 shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitation for the underlying Tax or Tax matter, and Purchaser’s right to indemnification under this Section 6.7 shall not be subject to any deductibles, thresholds or caps.

Section 6.8             Straddle Period. In the case of any Straddle Period, the amount of any Taxes for a Pre-Closing Tax Period shall be determined as follows: (a) in the case of any Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes allocable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (b) in the case of any other Taxes (including Taxes based on or measured by income, receipts or payroll), the amount of such Taxes allocable to the Pre-Closing Tax Period shall be determined based upon an interim closing of the books and hypothetical closing of the taxable period as if such taxable period ended as of the end of the day on the Closing Date (and for such purpose, the taxable period of any partnership, other pass-through entity or arrangement treated as a partnership or controlled foreign corporation that is, or is beneficially owned directly or indirectly by the Purchased Entity shall be deemed to terminate at such time).

Article VII
CONDITIONS PRECEDENT

Section 7.1              Conditions to Each Party’s Obligations to Close. The respective obligations of Seller and Purchaser to effect the Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by Seller and Purchaser at or prior to the Closing of the following conditions:

(a)            Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transaction under the HSR Act shall have expired or been earlier terminated, (ii) the CFIUS Approval shall have been obtained, (iii) either (A) the DCSA Approval shall have been received and remains in effect or (B) if the DCSA Approval has not been obtained on or before the Inside Date, the parties hereto shall have provided notice to and requested that DCSA place the Purchased Entity’s FCL in inactive status until a foreign ownership, control or influence mitigation plan acceptable to DCSA has been finalized, which shall constitute DCSA Approval and (iv) Purchaser shall continue to have a DDTC Registration.

(b)            No Injunctions or Restraints. No Judgment issued by any Governmental Entity of competent jurisdiction in the jurisdictions set forth on Section 7.1(b) of the Seller Disclosure Schedules shall have been entered and remain in effect which prevents the consummation of the Closing.

Section 7.2             Conditions to Obligations of Purchaser to Close. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following additional conditions:

(a)             Representations and Warranties. The representations and warranties of Seller contained in Article III of this Agreement (other than those contained in the first sentence of Section 3.1 (Organization, Standing and Power), Section 3.2 (Purchased Entity), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.7 (Absence of Changes or Events) and Section 3.20 (Brokers)) shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (i) that representations and warranties that are made as of a specific date shall be tested only on and as of such date and (ii) where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or “Business Material Adverse Effect” qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. The representations and warranties of Seller set forth in the first sentence of Section 3.1 (Organization, Standing and Power), Section 3.2 (Purchased Entity), Section 3.3 (Authority; Execution and Delivery; Enforceability) and Section 3.20 (Brokers) shall be true and correct in all but de minimis respects as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date). The representations and warranties of Seller set forth in Section 3.7 (Absence of Changes or Events) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date;

(b)            Performance of Obligations of Seller. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects;

(c)            No Business Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Business Material Adverse Effect; and

(d)            Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3             Conditions to Obligations of Seller to Close. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:

(a)            Representations and Warranties. The representations and warranties of Purchaser contained in Article IV of this Agreement (other than those contained in Section 4.1 (Organization, Standing and Power), Section 4.2 (Authority; Execution and Delivery; Enforceability), Section 4.10 (Brokers) and Section 9.17(e) (Guarantee)) shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (i) in that representations and warranties that are made as of a specific date shall be tested only on and as of such date and (ii) where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or “Purchaser Material Adverse Effect” qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The representations and warranties of Purchaser and the Guarantor set forth in Section 4.1 (Organization, Standing and Power), Section 4.2 (Authority; Execution and Delivery; Enforceability), Section 4.10 (Brokers) and Section 9.17(e) (Guarantee) shall be true and correct in all but de minimis respects as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date);

(b)            Performance of Obligations of Purchaser. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects;

(c)            Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied; and

(d)            DDTC Consent Agreement Notification. Pursuant to Paragraph 5 of the DDTC Consent Agreement, at least sixty (60) days prior to the Closing, Seller shall have submitted to DDTC a written notification of Seller’s intent to sell the Purchased Entity to Purchaser.

Section 7.4              Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied, either as a basis for not consummating the Transaction and the other transactions contemplated by this Agreement or for terminating this Agreement and abandoning the Transaction and the other transactions contemplated by this Agreement, if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 5.1, or its breach of any other provision of this Agreement.

Article VIII
TERMINATION; EFFECT OF TERMINATION

Section 8.1             Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)            by mutual written consent of Seller and Purchaser;

(b)            by Seller, if any of Purchaser’s representations and warranties contained in Article IV of this Agreement shall fail to be true and correct or Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and has not been cured by the earlier of (i) the date that is sixty (60) days after the date that Seller has notified Purchaser (or Purchaser has notified Seller) in writing of such failure or breach and (ii) the Outside Date; provided that Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would fail to be satisfied; provided, further, that the right to terminate this Agreement under this Section 8.1(b), if not exercised, shall expire sixty (60) days following delivery of written notice of such breach or failure to perform;

(c)            by Purchaser, if any of Seller’s representations and warranties contained in Article III of this Agreement shall fail to be true and correct or Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and has not been cured by the earlier of (i) the date that is sixty (60) days after the date that Purchaser has notified Seller (or Seller has notified Purchaser) in writing of such failure or breach and (ii) the Outside Date; provided that Purchaser is not then in breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would fail to be satisfied; provided, further, that the right to terminate this Agreement under this Section 8.1(c), if not exercised, shall expire sixty (60) days following delivery of written notice of such breach or failure to perform;

(d)            by Seller or by Purchaser, if the Closing shall not have occurred on or prior to [redacted – commercially sensitive information] (the “Initial Outside Date” and such date, as may be extended to the Extended Outside Date and Second Extended Outside Date, as the case may be, the “Outside Date); provided, that if any of the conditions set forth in Section 7.1 has not been satisfied by such date, such date shall automatically be extended to [redacted – commercially sensitive information] (the “Extended Outside Date”), and provided, further, that if any of the conditions set forth in Section 7.1 has not been satisfied by the Extended Outside Date, such date shall automatically be further extended to [redacted – commercially sensitive information] (such date, as may be so extended in accordance with the terms of this Agreement, the “Second Extended Outside Date”); provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to (i) any party whose failure to perform any covenant or obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (ii) any party during the pendency of any Proceeding brought by the other party for specific performance of this Agreement; or

(e)            by Seller or by Purchaser, if (i) there shall be any Law enacted, promulgated or issued by any Governmental Entity that makes consummation of the Closing illegal or (ii) any Governmental Entity shall have issued a Judgment pursuant to the Required Regulatory Approvals that has the effect of permanently enjoining or otherwise permanently prohibiting the consummation of the transactions contemplated by this Agreement, and such Law or Judgment shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(e) shall have used its best efforts to obtain such Approval, or to prevent the entry of such final and nonappealable Judgment, to the extent required by Section 5.1.

Section 8.2             Effect of Termination.

(a)            If this Agreement is terminated and the Transaction and the other transactions contemplated by this Agreement are abandoned as described in Section 8.1, this Agreement shall become null and void and of no further force and effect, except that the Guarantee, the provisions of the last sentence of Section 5.21(a), and the provisions of Section 5.3, Section 5.5, Section 5.21(d), Section 8.1, this Section 8.2, Section 8.3 and Article IX will survive the termination hereof in accordance with their respective terms. Nothing in this Section 8.2 shall be deemed to release any party from any liability for Fraud or willful breach by such party of the terms and provisions of this Agreement.

(b)            If (i) Seller or Purchaser terminates this Agreement pursuant to Section 8.1(d) (and at the time of such termination any condition set forth in Section 7.1 (due to a restraint under the HSR Act, any other applicable antitrust Law or Section 721) was not satisfied), (ii) Seller or Purchaser terminates this Agreement pursuant to Section 8.1(e)(ii) (if the Law or Judgment arises under the HSR Act, any other applicable antitrust Law or Section 721) or (iii) Seller or Purchaser terminates this Agreement pursuant to any other provision of Section 8.1 at any time when Seller would have had a right to terminate this Agreement and receive the Purchaser Termination Fee pursuant to the foregoing clauses (i) or (ii), then Purchaser shall pay to Seller (or its designated Affiliate) [redacted – commercially sensitive information] (the “Purchaser Termination Fee”), in each case, free and clear of, and without withholding or deduction for, Taxes unless such withholding or deduction is required by Law. Any fee due under this Section 8.2(b) shall be paid by Purchaser via wire transfer to the account of Seller (or its designated Affiliate) specified in writing by Seller of same-day funds within two (2) Business Days after such termination. If Purchaser fails to promptly pay the Purchaser Termination Fee when due, Purchaser shall reimburse Seller for all reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by Seller of its rights under this Section 8.2(b), together with interest on such amount at an annual rate equal to the prime rate (as published in The Wall Street Journal) (or other authoritative source to the extent no such figure is published by The Wall Street Journal) on the date that such payment was required to be made plus five percent (5%) through the date that such payment was actually received, or a lesser rate that is the maximum permitted by applicable Law (collectively, the “Collection Costs”) within two (2) Business Days after Seller provides Purchaser with a notice of such Collection Costs.

Section 8.3              Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.

Article IX
GENERAL PROVISIONS

Section 9.1              Entire Agreement. This Agreement and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement, along with the Seller Disclosure Schedules and Purchaser Disclosure Schedules, constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter. Neither party shall be liable or bound to the other party in any manner by any representations, warranties or covenants relating to such subject matter, except as specifically set forth herein and therein. In the event of a conflict between the terms of this Agreement and the terms of any Transaction Document, the terms of this Agreement shall control.

Section 9.2              Survival. The representations and warranties of Seller contained in this Agreement shall not survive the Closing. The representations and warranties of Purchaser contained in this Agreement shall not survive the Closing. No covenant or agreement contained herein that is to be performed on or prior to the Closing shall survive the Closing. Any covenant and agreement and any group of related covenants and agreements contemplated to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 9.2 or elsewhere in this Agreement shall limit or restrict any claim or remedy available to any party hereto in the event of Fraud. This Section 9.2 is not intended to limit the survival periods contained in the R&W Insurance Policy, it being understood and agreed that nothing in the R&W Insurance Policy shall affect any of the terms of this Agreement.

Section 9.3             Assignment. Neither this Agreement nor any of the rights and obligations hereunder may be directly or indirectly pledged, assigned or transferred by either party (whether by operation of Law or otherwise) without the prior written consent of the other party hereto; provided that Purchaser shall have the right to collaterally assign all or any portion of its rights and interests under this Agreement, from and after the date of this Agreement, to any Financing Party pursuant to terms of any Debt Financing. Any attempted pledge, assignment or transfer in violation of this Section 9.3 shall be null and void ab initio. Subject to the two (2) preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.4             Amendments and Waivers. This Agreement may not be amended, supplemented or otherwise modified, in whole or in part, except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other party was or is obligated to comply with or perform. Such waiver or failure to insist on strict compliance with such term or provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.5             No Third-Party Beneficiaries. Except for the present and former directors and officers of the Purchased Entity solely with respect to Section 5.20 and the Affiliates and Representatives of Seller with respect to Section 5.21, this Agreement, together with the other Transaction Documents and the Exhibits and Schedules hereto and thereto are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 9.6             Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier, electronic mail (unless a notice of non-delivery is received) or overnight courier (providing proof of delivery), and shall be directed to the addresses set forth below (or at such other address or email address as such party shall designate by like notice):

if to Purchaser or the Guarantor,

MDA Buzz USA LLC
c/o MDA Space Ltd.
7500 Financial Drive
Brampton, Ontario, Canada L6Y 6K7
Attention: Ian McLeod; David Snarch
Email: [redacted – personal information]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: Christopher M. Barlow; Taylor N. Votek
Email: christopher.barlow@skadden.com; taylor.votek@skadden.com if to Seller,

1100 Wilson Blvd.
Arlington, VA 22209
Attention: Thomas Wedeles
Shandra Stout
Email: [redacted – personal information]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: Joshua R. Cammaker
Email: JRCammaker@wlrk.com

Section 9.7             Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that a party hereto does not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof without proof of actual damages or the inadequacy of monetary relief, in addition to any other remedy to which such party is entitled in Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such remedy. The foregoing is in addition to any other remedy to which any party is entitled at law, in equity or otherwise. It is explicitly agreed that each party shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing the other party’s obligations under this Agreement in accordance with the terms and conditions set forth herein and therein. If any party brings any Proceeding to enforce specifically the performance of the terms and provisions hereof by the other party, the Outside Date shall automatically be extended by the later of (a) the amount of time during which such Proceeding is pending, plus twenty (20) Business Days or (b) such longer time period established by the court presiding over such Proceeding.

Section 9.8              Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (a) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any Proceeding relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Proceeding, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Proceeding, any Delaware State court sitting in New Castle County and (d) waives, to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Proceeding, any claim that (i) such Proceeding is brought in an inconvenient forum, (ii) the venue of such Proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 9.6.

Section 9.9             Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY PROCEEDING, COUNTERCLAIM OR OTHER LITIGATION PROCEDURE BROUGHT BY OR AGAINST ANY OF THEM AGAINST OR BY THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY HERETO WILL SEEK TO CONSOLIDATE ANY SUCH PROCEEDING IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER PROCEEDING IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 9.9. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 9.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 9.10           Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transaction and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.11           Counterparts; Language. This Agreement may be executed in two or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more such counterparts have been signed by each party and delivered (by facsimile, email or otherwise) to the other party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” from, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 9.12           Expenses. Whether or not the Closing takes place, and except as expressly set forth otherwise in this Agreement, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the party incurring such expense.

Section 9.13           Interpretation; Absence of Presumption. It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants and agreements contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included or not included in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules is or is not material for purposes of this Agreement. Nothing herein (for the avoidance of doubt, including the Seller Disclosure Schedules or the Purchaser Disclosure Schedules) shall be deemed an admission by either party or any of its Affiliates, in any Proceeding, that such party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law. For the purposes of this Agreement: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, clause, Exhibit and Schedule are references to the Articles, Sections, paragraphs, clauses, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto and the words “date hereof” refer to the date of this Agreement; (d) references to “Dollars” or “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (j) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” means calendar days unless Business Days are expressly specified; (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (n) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (o) any reference to a Law means such Law as amended from time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder; and (p) any reference to a Contract or instrument means such Contract or instrument as amended, supplemented and modified from time to time.

Section 9.14           Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)            Purchaser waives and will not assert, and agrees to cause its Affiliates, including, from and following the Closing, the Purchased Entity, to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates, or any equityholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”), in any matter involving this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing any Designated Person in connection with this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Current Representation”).

(b)            Purchaser waives and will not assert, and agrees to cause its Affiliates, including, from and following the Closing, the Purchased Entity, to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person (including with respect to any communication occurring at or prior to the Closing, relating to the Business) occurring during the Current Representation (the “Privileged Communications”) or in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates (including, following the Closing, the Purchased Entity) it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection,, shall be retained by Seller and its Affiliates and that Seller, and not Purchaser or its Affiliates or the Purchased Entity, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection with respect to the Privileged Communications. Accordingly, from and after Closing, none of Purchaser or its Affiliates, including the Purchased Entity, shall have any access to any such Privileged Communications or to the files of the Current Representation, all of which shall be and remain the property of Seller and not of Purchaser or their Affiliates, including the Purchased Entity, or to internal counsel relating to such engagement, and none of Purchaser or its Affiliates, including, following the Closing, the Purchased Entity, or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or its Affiliates, including, following the Closing, the Purchased Entity, or does not belong to Seller. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates, including, following the Closing, the Purchased Entity, on the one hand, and a third party other than Seller or its Affiliates, on the other hand, Purchaser or its Affiliates, including, following the Closing, the Purchased Entity, may seek to prevent the disclosure of the Privileged Communications to such third party and request that Seller not permit such disclosure, and Seller shall consider such request in good faith.

Section 9.15           Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Seller on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement or the Debt Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) agrees that service of process upon such Person in any such proceeding shall be effective if notice is given in accordance with Section 9.6, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Debt Financing, (e) agrees that none of the Financing Parties will have any liability to Seller or any of its Subsidiaries or any of their respective Affiliates or representatives (for the avoidance of doubt, not including Purchaser and its Subsidiaries) relating to or arising out of this Agreement or the Debt Financing (subject to the last sentence of this Section 9.15) and (f) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.15, and that this Section 9.15 may not be amended in a manner materially adverse to the Financing Parties without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 9.15 shall in any way limit or modify the rights and obligations of Purchaser under this Agreement, or any Financing Party’s obligations related to the Debt Financing, or the rights of Seller and its Subsidiaries against the Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 9.16            Disclosure Schedules. The Seller Disclosure Schedules and the Purchaser Disclosure Schedules, and all schedules attached thereto, and all Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any capitalized terms used in any Exhibit or in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules but not otherwise defined therein shall be defined as set forth in this Agreement. Any information, item or other disclosure set forth in any Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be, shall be deemed to be disclosed with respect to any other Section of this Agreement (or to have been set forth in any other Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be), if the relevance of such disclosure to such other Section is reasonably apparent notwithstanding the omission of a reference or a cross-reference with respect thereto and notwithstanding any reference to a Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as applicable, in such Section of this Agreement.

Section 9.17            Guarantee.

(a)             The Guarantor hereby absolutely, irrevocably and unconditionally guarantees to Seller, as primary obligor and not merely as surety, the due, full and punctual payment, performance and discharge of all of Purchaser’s covenants, agreements and obligations under this Agreement and the other Transaction Documents (including the obligation to pay the Purchase Price and consummate the Transaction), in each case, when such obligations become due in accordance with the terms of this Agreement (such guarantee, the “Guarantee”). The Guarantee is a guarantee of payment and not merely of collection.

(b)            With respect to the Guarantee, the Guarantor waives, to the fullest extent permitted by applicable Law, (i) notice of acceptance of the Guarantee by Seller, (ii) promptness, diligence, protest, presentment, demand for payment, notice of default or non-payment, notice of dishonor, notice of protest and all other notices of any kind, (iii) all defenses based on Purchaser’s failure to duly authorize, execute or deliver this Agreement or based on any claim as to the unenforceability of this Agreement, (iv) any right to the deferral or modification of its obligations under the Guarantee by reason of any bankruptcy, reorganization, arrangement, moratorium or other debtor-relief proceeding and any right to require the marshalling of assets of Purchaser, (v) all defenses that may be available by virtue of any valuation, stay, moratorium Law or other Law now or hereafter in effect, (vi) any and all rights or defenses arising by reason of any applicable Law which would otherwise require any election of remedies by Seller and (vii) all other defenses of a surety or guarantor to which it may be entitled.

(c)            The obligations of the Guarantor under the Guarantee shall not be reduced, limited, impaired, discharged, terminated or affected by (i) any substitution, release or exchange of any other guarantee of or security for any of Purchaser’s obligations hereunder, (ii) any bankruptcy, insolvency, reorganization, liquidation, dissolution or winding up of Purchaser, (iii) any delay or failure by Seller in the exercise of its rights and remedies under this Agreement, (iv) any amendment or modification of, or waiver or consent to any departure from, any of the terms or provisions of this Agreement or (v) any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor. Seller shall not be obligated to file any claim relating to any obligation of Purchaser in the event that Purchaser becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of Seller to so file shall not affect the Guarantor’s obligations under the Guarantee.

(d)            Seller shall not be obliged to exhaust its recourse against Purchaser or any other guarantee or security before being entitled to payment from the Guarantor, and a separate Proceeding may be brought and prosecuted against the Guarantor to enforce the Guarantee, irrespective of whether any Proceeding is brought against Purchaser or whether Purchaser is joined in any such Proceeding. The Guarantor’s obligations under the Guarantee shall remain in full force and effect until all of Purchaser’s obligations hereunder shall have been fully paid or performed.

(e)            The Guarantor represents and warrants to Seller that (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under the Guarantee, (ii) the execution, delivery and performance of this Agreement by the Guarantor has been duly and validly authorized by all requisite action on its part, (iii) assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a valid and legally binding obligation of the Guarantor, enforceable against it in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law), and (iv) it has, and will have at the Closing, sufficient funds available to satisfy in full all of Purchaser’s obligations under this Agreement.

(f)             The Guarantor agrees to pay any and all reasonable and documented costs and expenses (including reasonable fees and disbursements of counsel) incurred by Seller in enforcing any rights under this Section 9.17. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the Transaction and that the waivers set forth in this Section 9.17 are knowingly made in contemplation of such benefits. The Guarantor hereby acknowledges and agrees to be bound by all of the provisions of this Article IX applicable to it.

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IN WITNESS WHEREOF, Seller, Purchaser and the Guarantor have duly executed this Agreement as of the date first written above.

RAYTHEON COMPANY

Per:	“Jesse Klempner”
	Name:	Jesse Klempner
	Title:	Executive Vice President, Corporate Strategy & Development

MDA BUZZ USA LLC

Per:	“Mike Greenley”
	Name:	Mike Greenley
	Title:	Chief Executive Officer

Solely for purposes of Section 4.4, Section 5.1 and Section 9.17

MDA SPACE LTD.

Per:	“Mike Greenley”
	Name:	Mike Greenley
	Title:	Chief Executive Officer

Exhibit A
Form of Transition Services Agreement

[redacted – commercially sensitive information]

Exhibit A
Form of Data Processing and Transfer Agreement

[redacted – commercially sensitive information]

89